Form 40-F
period 2005-12-31
POINTS INTERNATIONAL LTD
filed 2006-03-31
CIK 1204413

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2005       COMMISSION FILE NUMBER 0-51509

                            POINTS INTERNATIONAL LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      CANADA                          7389                     NOT APPLICABLE
(Province or other             (Primary Standard              (I.R.S. Employer
  jurisdiction of          Industrial Classification         Identification No.
 incorporation or                 Code Number                 (if Applicable))
  organization)                 (if Applicable))

                               800-179 JOHN STREET
                        TORONTO, ONTARIO, CANADA M5T 1X4
                                 (416) 595-0000
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                              CT CORPORATION SYSTEM
                          111 EIGHTH AVENUE, 13th FLOOR
                               NEW YORK, NY 10011
                                 (212) 894-8400
 (Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
                   of Agent for Service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class   Name of each exchange on which registered
-------------------   -----------------------------------------
NONE                                     NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                  COMMON SHARES
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

For annual reports, indicate by check mark the information filed with this form:
[X] Annual Information Form              [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 93,717,708

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule. Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

================================================================================

                           FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report contain "forward-looking information," which may include, but is not limited to, statements with respect to the future or operating performance of Points International Ltd. (the "Registrant"), its subsidiaries and its projects. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Registrant and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include among others, limited financial resources, liabilities of the Registrant, technology and product developments risks, sensitivity to foreign exchange rates, and other factors discussed in the section entitled "Risk Factors" in the Annual Information Form of the Registrant dated as of March 21, 2006 filed as Exhibit
99.1 to this Annual Report. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits and the Registrant disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

                         OFF-BALANCE SHEET ARRANGEMENTS

The following table contains information on material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

                                                   PAYMENTS DUE BY PERIOD
                                   ------------------------------------------------------
                                                           4-5 YEARS   1-3 YEARS
OFF-BALANCE SHEET ARRANGEMENTS                5 YEARS OR    (2010 TO    (2007 TO   1 YEAR
(CDN $000,000S)                    TOTAL(1)     GREATER      2011)       2009)     (2006)
------------------------------     --------   ----------   ---------   ---------   ------
Operating Leases (2)                  2.24        --         0.20         1.25       0.79
Partner Purchase Commitments (3)      2.76        --           --         1.51       1.25
                                     -----                               -----      -----
Total Contractual Obligations        $4.23        --           --        $2.11      $2.12
                                     =====                               =====      =====

Notes:

(1) Represents the aggregate amount for the full duration of the off-balance sheet arrangements (including years after 2009 and prior to 2005).

(2) Includes technology services commitments and hardware and software operating leases.

(3)  Includes mileage purchase and co-marketing commitments.

OPERATING LEASES

Operating leases includes leasing facilities and the outsourcing of hosting services. Leasing facilities and the outsourcing of hosting services provide liquidity to the Registrant and allow the Registrant to focus on its core competencies.

PARTNER PURCHASE COMMITMENTS

Nature and Purpose

The use of promotional miles and points as an acquisition and membership upgrade strategy is an integral component of the Points.com marketing plan. Miles and points purchased from Points.com's partners are used in three ways:

1. Points.com awards bonuses to new free registered users in partner promotions;

2. Miles and points are used as an incentive for customers to upgrade from a free account to a paid membership account; and

3. Miles and points are used as an incentive for customers to respond to affiliate offers displayed on the Points.com website.

Importance and Benefit to Registrant

Miles and points are a critical acquisition and membership upgrade strategy for the Registrant because they provide consumers with an incentive to conduct business with Points.com.

Event that Could Result in Termination or Reduction of These Arrangements

Miles and points are widely sold by our airline, hotel, and retail partners to a large number of promotional partners. While it is unlikely that our partners would stop selling miles or points to Points.com, one of the Registrant's partners could go bankrupt. In the event of such a bankruptcy, the Registrant would shift membership acquisition efforts to one of its other partners and would increase its external marketing efforts.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table contains information on payments for contractual obligations of the Registrant over the next five years. This disclosure should be read in conjunction with the management discussion and analysis found in the Annual Report for the year ended December 31, 2005 and the Registrant's financial statements and notes thereto.

                                                      PAYMENTS DUE BY PERIOD
                                        -------------------------------------------------
                                                                4-5        1-3
                                                   5 YEARS     YEARS      YEARS
                                                      OR     (2010 TO   (2007 TO   1 YEAR
FUTURE OBLIGATIONS (CDN$000,000S)       TOTAL(1)   GREATER     2011)      2009)    (2006)
---------------------------------       --------   -------   --------   --------   ------
Long-Term Debt(2)
   (non-cash expense until repayment)    $ 9.88     $   --     $  --      $  --    $ 9.88
Series Two Preferred Share
   (non-cash expense until repayment)     21.08      15.86      1.74       2.61      0.87
Series Four Preferred Share(3)
   (non-cash expense until repayment)      5.39       3.95      0.48       0.72      0.24
Loan Payable                               0.07         --      0.01       0.03      0.03
Operating Leases(4)                        2.24         --      0.20       1.25      0.79
Partner Purchase Commitments(5)            2.76         --        --       1.51      1.25
MilePoint Acquisition(6)                   0.40         --        --         --      0.40
                                         ------     ------     -----      -----    ------
Total Contractual Obligations            $41.82     $19.81     $2.43      $6.12    $13.46
                                         ======     ======     =====      =====    ======

Notes:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including years post 2009 and prior to 2006).

(2) The Debenture is due on March 15, 2008, but will either be repaid or automatically converted to equity on April 12, 2006 (See below, "Commitments Related to the Terms of Certain Financing Arrangements Debenture and Series One Preferred Share" for additional information.

(3)  The Series Four Preferred Share was issued on April 4, 2005.

(4) Includes technology services commitments and hardware and software operating leases.

(5) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.

(6) Cash commitments related to the MilePoint Acquisition include the payments relating to the acquisition.

                       DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15 under the U.S. Securities and Exchange Act of 1934 and under Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective.

              CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

                        AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that Douglas Carty, the Chairman of the Audit Committee, qualifies as an audit committee financial expert (as defined in paragraph (8)(b) of General Instruction B of Form 40-F) and is independent (as defined by the New York Stock Exchange).

The Securities and Exchange Commission has indicated that the designation of Mr. Carty as an audit committee financial expert does not make Mr. Carty an "expert" for any purpose, impose any duties, obligations or liability on Mr. Carty that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

                          AUDIT COMMITTEE INFORMATION:

Information regarding the Registrant's Audit Committee is included in the Registrant's Annual Information Form and can be found on Page 21 "Board Committees - Audit Committee."

                                 CODE OF ETHICS

The Registrant does not currently have a written code of business conduct and ethics.

The board of directors, the CEO and senior management all believe that it is critical that the Registrant maintain the highest standards to ethical behaviour. Therefore, the Registrant is in the process of establishing a Code of Ethics that applies to all the Registrant's directors, officers and employees.

Managers will review the policy with their employees each year and all Vice Presidents and above will be required to certify compliance with the policy annually. The policy will require ethical behaviour from employees and encourages employees to report breaches of the policy to their manager.

The Audit Committee of the Registrant is in the process of developing "whistle blower" procedures.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Registrant's external auditor in the last two fiscal years is included in the Registrant's Annual Information Form attached as an exhibit hereto and can be found on Page 22 "Board Committees - Audit Committee - External Auditor Service Fees (By Category)."

The Audit Committee has delegated pre-approval authority for audit and non-audit services performed by the external auditor to the Chairman of the Audit Committee, who reports any pre-approval decisions to the Audit Committee at its next scheduled meeting.

                                   UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

     Dated at Toronto, Ontario as of the 10th day of March, 2006.

                                        POINTS INTERNATIONAL LTD.


                                        By: /s/ Rob MacLean
                                            ------------------------------------
                                        Name: Rob MacLean
                                        Title: Chief Executive Officer


                                        By: /s/ Steve Yuzpe
                                            ------------------------------------
                                        Name: Steve Yuzpe
                                        Title: Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT
  NO.     EXHIBIT DESCRIPTION
-------   -------------------
99.1      Annual Information Form dated March 21, 2006.

99.2      2005 Annual Report, including Consolidated Financial Statements and
          Management's Discussion and Analysis for the year ended December 31, 2005.

99.3      CEO and CFO Certifications required by Rule 13a - 14(a).

99.4      CEO and CFO Certifications required by Rule 13a - 14(b).

99.5      Consent of Mintz & Partners LLP, Chartered Accountants.