Form 40-F
period 2006-12-31
POINTS INTERNATIONAL LTD
filed 2007-03-29
CIK 1204413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40–F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006                          Commission File Number 0-51509

POINTS INTERNATIONAL LTD.
(Exact Name of Registrant as Specified in Its Charter)

Canada	7389	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.
incorporation or organization)	Classification	(if Applicable))
	Code Number
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

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 93,717,709

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.  Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report contain "forward-looking information," which may include, but is not limited to, statements with respect to the future or operating performance of Points International Ltd. (the "Registrant"), its subsidiaries and its projects. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Registrant and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include among others, limited financial resources, liabilities of the Registrant, technology and product developments risks, sensitivity to foreign exchange rates, and other factors discussed in the section entitled "Risk Factors" in the Annual Information Form of the Registrant dated as of March 7, 2007 filed as Exhibit 99.1 to this Annual Report. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

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

OFF-BALANCE SHEET ARRANGEMENTS

The following table contains information on material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Off-Balance Sheet Arrangements
(CDN $000s)	Payments due by period
			4-5
		5 Years	Years	1-3 Years	1 Year
	Total(1)	or	(2011 to	(2008 to	(2007)
		Greater	2012)	2010)

Operating Leases(2)	1,448	-	7	944	497
Partner Purchase Commitments(3)	590	-	-	200	390
Total Contractual Obligations	$ 2,335	-	-	$ 1,144	$ 887

Notes:

(1) Represents the aggregate amount for the full duration of the off-balance sheet arrangements (including years after 2012 and prior to 2006).
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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table contains information on payments for contractual obligations of the Registrant over the next five years. This disclosure should be read in conjunction with the management discussion and analysis found in the Annual Report for the year ended December 31, 2006 and the Registrant's financial statements and notes thereto.

	Payments due by period
Future Obligations (000,000s)	(aggregate amount for multi-periods)

		5 Years	4-5
	Total(1)	or	Years	1-3 Years	1 Year
		Greater	(2011 to	(2008 to	(2007)
			2012)	2010)

Series Two Preferred Share
(non-cash expense until repayment)	21.08	15.87	1.74	2.60	0.87
Series Four Preferred Share (2)
(non-cash expense until repayment)	5.39	3.94	0.48	0.73	0.24
Loan Payable	0.04	-	-	0.01	0.03
Operating Leases(3)	1.45	-	0.20	1.24	0.50
Partner Purchase Commitments(4)	0.60	-	-	0.20	0.39
Total Contractual Obligations	$ 28.56	$ 19.81	$ 2.42	$ 4.48	2.03

Notes:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including year's post 2012 and prior to 2007).
(2) The Series Four Preferred Share was issued on April 4, 2005.
(3) Includes technology services commitments and hardware and software operating leases.
(4) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" above.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2006, an evaluation was carried out by the company, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures as defined in Rule 13a-15 under the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act") and under Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commissions rules and forms.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the fiscal year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NOTICE PURSUANT TO REGULATION BTR

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that Douglas Carty, the Chairman of the Audit Committee, qualifies as an "Audit Committee Financial Expert" (as defined in paragraph (8)(b) of General Instruction B of Form 40-F) and is "independent" (as defined under the rules of the New York Stock Exchange).

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

AUDIT COMMITTEE INFORMATION:

Information regarding the Registrant's Audit Committee is included in the Registrant's Annual Information Form and can be found on Page 21 "Board Committees – Audit Committee."

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Registrant's external auditor in the last two fiscal years is included in the Registrant's Annual Information Form attached as an exhibit hereto and can be found on Page 22 "Board Committees – Audit Committee – External Auditor Service Fees (By Category)."

The Audit Committee has delegated pre-approval authority for audit and non-audit services performed by the external auditor to the Chairman of the Audit Committee, who reports any pre-approval decisions to the Audit Committee at its next scheduled meeting. All of the engagement and fees for 2006 were approved by the Audit Committee.

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

Dated at Toronto, Ontario as of the 7th day of March, 2007.

POINTS INTERNATIONAL LTD.

By:	/s/ Rob MacLean
Name:	Rob MacLean
Title:	Chief Executive Officer

By:	/s/ Christopher Barnard
Name:	Christopher Barnard
Title:	President & Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Exhibit Description

99.1	Annual Information Form dated March 7, 2007.

99.2	2006 Annual Report, including Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2006.

99.3	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under Securities Exchange Act of 1934, as amended.

99.4	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under Securities Exchange Act of 1934, as amended.

99.5	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.7	Consent of Mintz & Partners LLP, Chartered Accountants.