Form 40-F
period 2007-12-31
POINTS INTERNATIONAL LTD
filed 2008-03-31
CIK 1204413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31‚ 2007	Commission File Number 0-51509

POINTS INTERNATIONAL LTD.
(Exact Name of Registrant as Specified in Its Charter)

Canada	7389	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if Applicable))	(I.R.S. Employer Identification No. (if Applicable))

800-179 John Street
Toronto, Ontario, Canada M5T 1X4
(416) 595-0000
(Address and Telephone Number of Registrant’s Principal Executive Offices)

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

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 120,020,115

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.                Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

ii

FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report contain “forward-looking information,” which may include, but is not limited to, statements with respect to the future or operating performance of Points International Ltd. (the “Registrant”) and its subsidiaries. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “intends,” “anticipates” or “believes” or variations (including negative variations) of such words and phrases, by reference to budgets, scheduling, estimates or forecasts or by statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include among others, limited financial resources, liabilities of the Registrant and its subsidiaries, technology and product developments risks, sensitivity to foreign exchange rates, and other factors discussed in the section entitled “Risk Factors” in the Annual Information Form of the Registrant dated as of March 19, 2008 filed as Exhibit 99.1 to this Annual Report. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits and the Registrant disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

EXPLANATORY NOTE

As explained on Pages 6 through 8 and Pages 53 through 56 of the Registrant’s 2007 Annual Report, including Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2007 filed as Exhibit 99.2 hereto (the “2007 Annual Report”), the Registrant is restating its financial statements for the year ended December 31, 2006 and is revising its quarterly 2007 financial results to give effect to restatements of (a) transition services costs in goodwill, (b) cash and cash equivalents, security deposits and funds receivable from payment processors, (c) public company costs and (d) upfront contract initiation fees. A detailed discussion of such restatements is contained on Pages 6 through 8 and Pages 53 through 56 of the 2007 Annual Report.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table contains information on payments for contractual obligations of the Registrant over the next five years. This disclosure should be read in conjunction with the management discussion and analysis found in the Annual Report for the year ended December 31, 2007 and the Registrant’s financial statements and notes thereto.

Future Obligations (000,000s)	Payments due by period (aggregate amount for multi-periods)

	Total(1)	5 Years or Greater	4-5 Years (2012 to 2013)	1-3 Years (2009 to 2011)	1 Year (2008)

Series Two Preferred Share
(non-cash expense until repayment)	$21.05	$16.49	$1.09	$2.60	$0.87

Series Four Preferred Share
(non-cash expense until repayment)	5.39	4.12	0.30	0.73	0.24

Loan Payable	0.01	—	—	—	0.01

Operating Leases(2)	2.52	—	—	1.56	0.96

Revenue Commitments(3)	13.41	—	6.21	5.69	1.51

Partner Purchase Commitments(4)	0.87	—	—	0.07	0.81

Total Contractual Obligations	$43.26	$20.61	$7.60	$10.65	$4.40

Notes:

(1)	Represents the aggregate amount for the full duration of the contractual obligations (including years post 2012 and prior to 2008).

(2)	Includes technology services commitments and hardware and software operating leases.

(3)	Includes loyalty currency purchase commitments made with loyalty program operators contracted under the reseller model of Ecommerce Solutions.

(4)	Includes loyalty currency purchase commitments made with loyalty program operators for co-marketing commitments.

TABULAR DISCLOSURE OF CONTRACTUAL GUARANTEES

The Registrant has no contractual guarantees required to be disclosed in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES
AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Information regarding the Registrant’s disclosure controls and procedures and internal control over financial reporting is included in the 2007 Annual Report and can be found on Page 36 “Disclosure Controls”, Page 36 “Management’s Report on Internal Control Over Financial Reporting” and Page 37 “Remediation”.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Information regarding the Registrant’s changes in internal control over financial reporting is included in the 2007 Annual Report and can be found on Page 37 “Changes in Internal Control Over Financial Reporting.”

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Douglas Carty, the Chairman of the Audit Committee, qualifies as an audit committee financial expert (as defined in paragraph (8)(b) of General Instruction B of Form 40-F) and is independent (as defined by the New York Stock Exchange).

The SEC has indicated that the designation of Mr. Carty as an audit committee financial expert does not make Mr. Carty an “expert” for any purpose, impose any duties, obligations or liability on Mr. Carty that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

AUDIT COMMITTEE INFORMATION:

Information regarding the Registrant’s Audit Committee is included in the Registrant’s Annual Information Form and can be found on Page 20 “Board Committees — Audit Committee.”

CODE OF ETHICS

The Registrant has adopted a code of ethics entitled “Points International Ltd. Code of Business Conduct & Ethics”. The Code of Business Conduct & Ethics applies to all directors, officers and employees of the Registrant, including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct & Ethics is available at the Registrant’s Internet website, www.pointsinternational.com, in the Investor Relations - Corporate Governance section and is available in print to any shareholder upon written request to the Secretary of the Registrant.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Registrant’s external auditor in the last two fiscal years is included in the Registrant’s Annual Information Form attached as an exhibit hereto and can be found on Page 21 “Board Committees – Audit Committee – External Auditor Service Fees (By Category).”

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

          Dated at Toronto, Ontario as of the 31st day of March, 2008.

POINTS INTERNATIONAL LTD.

By:	/s/ T. Robert MacLean

Name:	T. Robert MacLean
Title:	Chief Executive Officer

By:	/s/ Anthony Lam

Name:	Anthony Lam
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Annual Information Form dated March 19, 2008.

99.2	2007 Annual Report, including Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2007.

99.3	CEO and CFO Certifications required by Rule 13a – 14(a).

99.4	CEO and CFO Certifications required by Rule 13a – 14(b).

99.5	Consent of Deloitte & Touche, LLP, Independent Registered Chartered Accountants.

99.6	Consent of Mintz and Partners, LLP, Independent Registered Chartered Accountants.