Form 20-F
period 2008-12-31
POINTS INTERNATIONAL LTD
filed 2009-06-30
CIK 1204413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________
OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 0-51509

POINTS INTERNATIONAL LTD.
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name or Organization)

Canada
(Jurisdiction of Incorporation or Organization)

800-179 John Street
Toronto, Ontario, Canada M5T 1X4
(Address of Principal Executive Offices)

Marc Shewchun
Corporate General Counsel and Secretary
800-179 John Street
Toronto, Ontario, Canada M5T 1X4
Tel: 416.596.6361, Fax: 416.595.6444
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None	None
(Title of Class)	(Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

149,820,940

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]    No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]    No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months
(or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer [   ]           Accelerated Filer [X]           Non-Accelerated Filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
by the International Accounting Standards Board [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes [   ] No [X]

__________________________________

PRELIMINARY NOTE

In this Annual Report on Form 20-F, all references to the "Corporation", "Points", "us", "we", or "our" refer to the Registrant, Points International Ltd.

This Annual Report contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, revenue growth through existing sources, new sources of revenue, sales of new products, increases in registered users, increases in transaction sizes, changes in costs and expenses, changes in liquidity, generation of cashflow, and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may", "will", "expects", "anticipates", "guidance", "intends", "plans", "believes", "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to herein and also include those described in Points' other filings with applicable securities regulators.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as required by law.

All dollars amounts set forth in this Annual Report are expressed in United States dollars (US$), unless otherwise indicated.

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

A.                Selected financial data.

The following table summarizes certain selected consolidated financial data for each of the five most recent financial years ended December 31. The selected financial data set forth below with respect to our consolidated statements of operations and the consolidated balance sheets as at December 31, 2008 and 2007, are derived from our audited financial statements included in Item 17 below. Consolidated statements of operations and consolidated balance sheet data for the years ended December 31, 2006, 2005 and 2004 have been derived from our consolidated financial statements that have not been included.

Readers should read the following selected financial data in conjunction with the consolidated financial statements and the notes thereto appearing in Item 17 below. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 29 to the financial statements describes and reconciles the significant measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America affecting the accompanying consolidated financial statements.

Effective January 1, 2008, the Corporation changed its functional currency to the US dollar (US$). The change in functional currency reflects the fact that the Corporation now conducts the majority of its business transactions in US$. Prior to January 1, 2008, the Corporation reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars (CAD$). The Corporation also changed its reporting currency to the US dollar effective January 1, 2008. In making this change in reporting currency, the Corporation followed the recommendations of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA") set out in EIC-130, "Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency".

Financial statements for periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method, based on the recommendations of EIC - 130. Under this method, assets and liabilities have been translated using the exchange rate prevailing at the balance sheet date, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. The statements of operations and of cash flows for prior periods have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All resulting exchange differences arising from the translation are included as a separate component of accumulated other comprehensive loss

Selected Financial Data under Canadian GAAP

	For the year ended December 31st,

	2008	2007	2006	2005	2004
Revenue	$75,597,092	$30,364,628	$10,313,514	$8,409,743	$6,249,690
Loss from operations	(1,732,802)	(2,998,194)	(6,023,875)	(6,641,342)	(5,232,258)
Net loss for the year	(3,555,038)	(4,136,456)	(7,230,229)	(8,369,614)	(6,804,653)

Basic loss per share	$(0.03)	$(0.04)	$(0.07)	$(0.10)	$(0.10)
Fully diluted loss per share	$(0.03)	$(0.04)	$(0.07)	$(0.10)	$(0.10)

Total assets	42,714,472	49,745,993	34,663,112	34,254,779	24,951,683
Net assets (liabilities)	12,184,195	(7,192,621)	(3,991,793)	(6,148,169)	(8,052,005)
Capital stock	56,662,421	34,887,258	32,464,188	26,707,962	16,563,697

Weighted average number of common shares	136,636,629	118,307,829	108,258,453	88,093,523	67,744,345
Common shares issued and outstanding	149,820,940	120,020,115	114,204,189	93,717,708	71,057,850
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

Selected Financial Data under United States GAAP

	For the year ended December 31st,

	2008	2007	2006	2005	2004
Revenue	$75,597,092	$30,364,628	$10,313,514	$8,409,743	$6,249,690
Loss from operations	(1,707,717)	(2,906,540)	(5,948,172)	(6,584,564)	(5,459,369)
Net loss for the year	(3,529,953)	(4,044,802)	(7,154,525)	(8,312,836)	(7,031,764)

Basic loss per share	$(0.03)	$(0.04)	$(0.07)	$(0.09)	$(0.10)
Fully diluted loss per share	$(0.03)	$(0.04)	$(0.07)	$(0.09)	$(0.10)

Total assets	49,714,472	49,720,908	34,568,482	34,084,446	24,724,572
Net assets (liabilities)	12,184,195	(7,217,706)	(4,086,423)	(6,318,502)	(8,279,116)
Capital stock	56,662,421	34,887,258	32,464,188	26,707,962	16,563,697

Weighted average number of common shares	136,636,629	118,307,829	108,258,453	88,093,523	67,744,345
Common shares issued and outstanding	149,820,940	120,020,115	114,204,189	93,717,708	71,057,850
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

B.                Capitalization and indebtedness.

Not applicable.

C.                Reasons for the offer and use of proceeds.

Not applicable.

D.                Risk factors.

Current Economic Climate

In 2008, the global economy experienced unprecedented volatility. While many stock market indices and commodity prices reached all-time highs in the first half of the year, global credit markets contracted in the latter half, resulting in decreased bank liquidity and a global credit crisis. This crisis led to sharp declines in stock market indices, reduced investor confidence, lower interest rates, volatile foreign exchange markets, high profile bank failures, intervention by governments and central banks in the marketplace, and a general slowdown in global economic activity. While the impact these developments will have on the Corporation’s business cannot be reasonably determined, they could adversely impact the Corporation’s revenues, earnings and cash flow and its ability to attract and retain loyalty program partners.

Travel Industry Risks

The Corporation and the majority of its loyalty program partners operate in the travel industry in North America. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Dependence on Loyalty Program Partners

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have an adverse affect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

For the year ended December 31, 2008, two of the Corporation’s loyalty program partners represented 78% (three loyalty program partners for the year ended December 31, 2007 represented 75%) of the Corporation’s consolidated revenue. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

Contractual Performance Commitments

The Corporation, in some of its agreements with loyalty program partners, has made commitments as to the number of points it will process or revenues it will generate for its partners over the term of its agreements. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is no guarantee that the Corporation would be able to obtain such financing if needed. The failure to purchase any shortfall under a performance commitment or the failure to obtain necessary financing could have a material adverse effect on the Corporation's business, revenues, liquidity, operating results and financial condition.

Lack of Profitability

Prior to the first quarter of 2008, the Corporation had never had a profitable quarter in its operating history. The Corporation may not be profitable in future periods.

Limited Financial Resources

The financial resources of the Corporation are limited. If cash flows provided by operations do not remain positive and increase the Corporation’s liquid and unencumbered cash position, the Corporation could in the future be dependent upon its ability to obtain additional financing either by debt, equity or other means. The ability of the Corporation to arrange such additional financing will depend in part upon the then prevailing capital market conditions, as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of common shares from treasury, this may result in significant dilution to the holders of the outstanding common shares. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and interest payments upon such debt could have a negative impact on the cash flow of the Corporation. If cash flows provided by the Corporation’s operations do not remain positive and/or adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements, meet its liabilities as they become due or otherwise respond to competitive pressures, any of which would have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Liabilities of the Corporation

As at December 31, 2008, the Corporation had outstanding consolidated current liabilities of $30,271,057 and consolidated total liabilities of $30,530,277. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Revenue

Operating revenues are derived from contracts for Ecommerce Services and Points.com participation. This includes revenue in the form of principal revenue, technical development and maintenance fees, commissions and membership fees. Revenue growth is dependent on attracting new loyalty program partners and customers for the Corporation’s business, increasing the number of transactions engaged in by current consumers, and in securing continued contracts for its Ecommerce Services. Competition or other business factors may have a material adverse effect on the Corporation’s ability to grow its revenue.

Competition

There are several companies that compete with certain products and services offered by the Corporation. Further, new competitors could enter the market at any time, or alliances among competitors could emerge. Many of the Corporation’s existing competitors and potential competitors have significantly greater financial, technical, marketing, service and other resources than the Corporation. The Corporation’s competitors may announce or develop new products, services or enhancements that better meet the needs of customers. As well, competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners, because of competition or other factors. Increased competition may cause price reductions, reduced gross margins and loss of market share. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Growth-Related Risks

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation’s ability to manage potential future growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

Internet Viability and System Infrastructure Reliability Risk

The widespread growth in internet usage has caused frequent interruptions and delays in transmitting and processing information and data over the internet. There can be no assurance that the internet infrastructure of the Corporation’s own network systems will continue to be able to support the demands placed on it by the continued growth of the internet, the loyalty industry or that of its customers. The viability of the internet could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices surpass the internet as a viable channel for business transactions.

The end-consumers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. The Corporation’s loyalty program partners may lose customers as a result of delays or interruption in service. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

Brand

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

Online Advertising

The Corporation currently derives, and intends in the future to derive, a portion of its revenue from online advertising. Many advertisers focus most of their advertising efforts on traditional media. The Corporation’s ability to generate online advertising revenue will depend on a number of factors, including its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for online advertising dollars from other media and changes in the advertising industry and economy generally.

Advertising is a discretionary business expense for many business organizations and industries. Consequently, a potential slowdown in the economy or in a particular business sector that represents a significant potential source of Points’ online advertising revenue could adversely affect Points’ ability to generate online advertising revenue. In addition, advertising on the internet may fall out of favour with advertisers. The Corporation’s expense levels are based in part on expectations of future online advertising revenue. Points may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. As well, there is a risk that technologies may be developed that can block the display of advertisements on the Corporation’s web pages. As a result, ad-blocking technology could, in the future, adversely affect Points’ operating results.

Intellectual Property

The Corporation’s success depends in part on its ability to protect its rights in its intellectual property. The Corporation relies upon various intellectual property protections, including patents, copyright, trademarks, trade secrets and contractual provisions to preserve its intellectual property rights. Despite these precautions, it may be possible for third parties to obtain and use the Corporation’s intellectual property without its authorization. Policing unauthorized use of intellectual property is difficult and some foreign laws do not protect proprietary rights to the same extent as the laws of the Canada or the United States. To protect the Corporation’s intellectual property, the Corporation may become involved in litigation, which could result in substantial expenses, divert the attention of its management, cause significant delays, materially disrupt the conduct of the Corporation’s business or materially adversely affect its revenues, financial condition or results of operations.

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Privacy and Protection of User Data

The Corporation is subject to laws relating to the collection, use, retention, security and transfer of personally identifiable information about the Corporation’s users, especially for financial information. New laws in this area have been passed by several jurisdictions, and other jurisdictions are considering imposing additional restrictions. The interpretation and application of user data protection laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and the Corporation’s current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying international requirements could cause the Corporation to incur substantial costs or require the Corporation to change the Corporation’s business practices in a manner adverse to the Corporation’s business. In addition, the Corporation has and posts on the Corporation’s websites the Corporation’s own privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by the Corporation to comply with the Corporation’s posted privacy policies or with any regulatory requirements or orders or other federal, state or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against the Corporation by governmental entities or others, subject the Corporation to significant penalties and negative publicity and materially adversely affect the Corporation. In addition, the Corporation is subject to the possibility of security breaches, which themselves may result in a violation of these laws. As well, a substantial data breach could significantly harm the Corporation’s business, damage the Corporation’s reputation, expose it to a risk of loss or litigation and possible liability and/or cause customers and potential customers to lose confidence in the Corporation’s security, which would have a negative effect on the value of the Corporation’s brands. These and other privacy and security developments that are difficult to anticipate could materially adversely affect the Corporation’s business, revenues, operating results and financial condition.

Dependence upon Key Personnel

The Corporation’s future success is dependent upon certain key management and technical personnel. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Foreign Exchange

As of January 1, 2008, the Corporation changed its reporting currency from Canadian dollars to U.S. dollars. The U.S. dollar is subject to fluctuations in the exchange rate of currencies of the countries in which the Corporation operates, including Canadian dollars, British pounds sterling and Euros. Accordingly, fluctuations in the exchange rates of world currencies could have a material adverse effect on the Corporation’s reported results. At present, the Corporation does not utilize any hedging programs to mitigate the Corporation’s currency risk. As a result, there can be no assurance that the Corporation will not experience currency losses in the future, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

In 2008, currency markets experienced unprecedented levels of volatility as a fall out from recent turbulence in the financial markets, particularly in the third quarter. As at December 31, 2008, foreign currencies had weakened considerably in relation to the US dollar since the end of the third quarter. In general and strictly relating to the FX loss (gain) of translating certain balance sheet accounts, a strengthening US dollar will lead to a FX loss. Sensitivity to a +/- 10% movement in exchange rates with the US dollar would affect the Corporation’s income and other comprehensive income by $672,117.

Credit Risk

The Corporation’s term deposits expose the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various Ecommerce services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

Interest rate risk

The Corporation’s short-term investments subject the Corporation to interest rate risk. The Corporation’s exposure to interest rate risk is limited to the interest revenue that would be earned on cash invested in short-term investments and term deposits. Interest revenue earned in 2008 was $920,328 (2007 - $689,354). The global credit crisis in 2008 resulted in a decline in short-term interest rates in Canada and the United States in an effort by the Bank of Canada and US Federal Reserve to spur economic activity. While it is anticipated that the decline in short-term interest rates will adversely impact interest revenue in 2009, Management does not believe that the results of operations or cash flows of the Corporation will be affected to any significant degree.

Chargebacks

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. As Points moves more actively to participate in its business relationships with loyalty program partners as a principal, this risk is borne by the Corporation. Risk to the Corporation from chargebacks could exceed the margin of return to Points from the transaction being carried out. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Tax

The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and ecommerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse affect on the Corporation’s business, operating results and financial condition.

Goodwill

The Corporation accounts for goodwill in accordance with CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which, among other things, requires that goodwill be tested for impairment at least annually. Although the results of the Corporation’s testing for the year ended December 31, 2008 indicated no evidence of impairment, should the fair value of the Corporation’s net assets, determined by the Corporation’s market capitalization, be less than the carrying value of the Corporation’s net assets at future annual impairment test dates, the Corporation may have to recognize goodwill impairment losses in the Corporation’s future results of operations. This could impair the Corporation’s ability to achieve or maintain profitability in the future.

U.S. and Canadian Securities Laws Compliance Risks

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 ("SOX") in the U.S. and Part XXIII.1 of the Securities Act (Ontario) and related rules and other applicable securities legislation, may cause the Corporation to incur increased costs as it evaluates the implications of new rules and responds to new requirements. Delays, or a failure to comply with the new laws, rules and regulations, could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for the Corporation under indemnities provided by the Corporation to its officers and directors and may make it more difficult for the Corporation to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, the Corporation may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on its board of directors, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause general and administrative costs to increase beyond what is currently planned. The Corporation is presently evaluating and monitoring developments with respect to these laws, rules and regulations, and cannot predict or estimate the amount of the additional costs the Corporation may incur or the timing of such costs.

The Corporation is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX section 404. The Corporation’s registered public accounting firm is also required to report on the effectiveness of management’s review and on the effectiveness of the Corporation’s internal control over financial reporting. Management’s review is designed to provide reasonable assurance, not absolute assurance, that all material weaknesses existing within the Corporation’s disclosure controls and procedures and internal control over financial reporting are identified.

During the first quarter of 2008, the Corporation completed the remediation of the material weakness in internal control over financial reporting identified as at December 31, 2007 (and disclosed in the Corporation’s Annual Report). While Management believes that the remediation plan has successfully remediated the material weakness, there can be no assurance that the Corporation will continue to maintain effective internal controls over its financial reporting in the future. Failure to maintain adequate controls can give rise to the possibility of errors or omissions occurring or misrepresentations in the Corporation’s disclosures which could have a material adverse effect on the Corporation’s business, its financial statements, and the value of the common shares.

Stock Volatility

The market price for the common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of the common shares may be adversely affected by various factors such as quarterly variations in revenue and operating results, signing or loss of a customer, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price of the common shares.

Although the common shares are listed and traded in Canada on the TSX and quoted in the United States on the Over the Counter Bulletin Board, there may from time to time not be a liquid market in the common shares.

ITEM 4.                INFORMATION ON THE COMPANY

A.                History and development of the company.

Points International Ltd. is a Canadian company incorporated in Alberta, Canada under the Business Corporations Act (Alberta) on January 5, 1999 and continued federally under the Canada Business Corporations Act on November 4, 2004. The head and registered office of the Corporation is 179 John Street, Suite 800, Toronto, Ontario, M5T 1X4; Phone: 416.595.0000.

In June of 2008, the Corporation and IAC/InterActiveCorp, through its wholly-owned subsidiary Points Investments, Inc. ("IAC"), completed a secondary and treasury public offering of common shares of the Corporation. Under the offering, IAC sold 27,848,128 common shares of the Corporation, and the Corporation issued and sold 1,591,322 common shares, to a syndicate of underwriters led by RBC Capital Markets. In connection with the offering, IAC exercised its right to convert the Series Two and Series Four Preferred Shares in the capital of the Corporation into 29,439,450 common shares and then surrendered 1,591,322 common shares to the Corporation for cancellation. As part of the offering, IAC's registration rights agreement with the Corporation was terminated and IAC's nominees to the Corporation's board of directors stepped down.

In 2008, the Corporation invested $651,375 in capital expenditures (2007 - $865,494; 2006 - $924,883). 2008 capital expenditures included capitalized employment costs for two new Points.com products and costs related to furniture and hardware and software purchases. Capital expenditures in 2007 and 2006 related largely to website development and software costs.

2009 capital expenditures are anticipated to be near 2008 levels, with capitalized development costs related to software and website development expected to make up the majority of the total expenditure.

B.                Business overview.

Nature of our operations

The Corporation provides a range of ecommerce and technology services to loyalty program operators using a common proprietary infrastructure. At a general level, these services are comprised of: (a) a consumer focused reward management website ("www.points.com" or "Points.com"); and (b) a wide range of white label and private branded ecommerce services ("Ecommerce Services") that enable the sale of loyalty currencies (frequent flyer miles, hotel points, credit card points, etc.), both retail and wholesale, and enhance loyalty program consumer offerings and their back end operations.

Points.com offers members of multiple loyalty programs the ability to track and manage their loyalty currencies much like their financial assets. Through this portal, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates (called "Redeem"), trade their loyalty currencies with other Points.com users through a newly launched peer-to-peer marketplace (called the "Global Points Exchange" or "GPX"), trade their loyalty currencies directly into another participating loyalty program (called "Swap"), pay for a hotel room (called "Book with Points"), or earn additional loyalty currency by making purchases at an online shopping mall platform (called "Earn"). To facilitate these transactions, the Corporation has agreements with participating loyalty program operators. There are other transactions available to the consumer at Points.com including a paid annual membership that affords the user additional benefits. The Corporation has also begun to sell advertising space on the web site as well as in its email communications.

The Ecommerce Services provided by the Corporation include:

  The online sale of loyalty currency direct to program members in order for the members to top-up their accounts to reach a redemption threshold (this service is called "Buy" or "Gift").

  The online transfer of pre-existing loyalty currency from one member into another member’s account, typically a family member or friend, as another means of enabling that other member to accumulate sufficient miles or points to reach a redemption threshold (this service is called "Transfer").

  The wholesale distribution of loyalty currency to third parties who then use it as a customer or employee incentive (this service is called "Corporate").

  The wholesale distribution of generic ‘airline mileage codes’ to third parties that their customers can then turn into miles in the participating loyalty program of their choice (this service is called "Air Incentives").

  The sale of top tier status on behalf of loyalty program operators to eligible members (this service is called "Elite").

  The provision of online auctions where program members can bid on goods and services using loyalty currency (this service is called "Auction").

  An online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty program’s members (this service is called "Private Branded Earn").

  An online travel booking service using miles and points as the form of payment (this service is called "Private Branded Book with Points").

  Back end integration services to loyalty program operators to facilitate bilateral currency transfer relationships (this service is called "Integrate").

Principal Markets

The majority of the Corporation's loyalty program partners operate in the United States. The Corporation also has a significant European customer base.

In 2008, $73,299,045 (2007 - $29,059,644; 2006 - $9,109,559), representing 97% of the Corporation's revenue, was generated in the United States, $396,884 (2007 - $264,671; 2006 - $365,760), representing 1%, was generated in Canada and the remaining revenue was generated outside North America.

Seasonality

The Corporation’s operations are moderately influenced by seasonality. One partner’s Elite product is only available to their loyalty program's consumers from late January to mid April with most of the activity occurring during February and March. In addition, the Corporation experiences slightly higher activity in October through December on its Points.com portal as its members Redeem their miles or points for gift certificates before the December holidays. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points. This modest decline (per product) has occurred in each of the past four years.

The Corporation's Ecommerce Services products are marketed through the Corporation's internal sales department and from time to time through the use of independent sales representatives.

Marketing Channels

Points.com is marketed through partner marketing channels, email communications to Points.com members, and affiliate networks.

Dependence on Intellectual Property

The Corporation has built a significant brand and reputation around the "Points.com" name. The Corporation's operating subsidiary, Points.com Inc., maintains a trademark registration for POINTS.COM which provides it with certain exclusive rights. This registration is renewable in perpetuity.

As a technology supported business, the Corporation maintains a significant software base that is continually evolving. This software base is critical to the operation of the business.

The Corporation maintains a patent application portfolio covering four different inventions. At the end of 2008, the Corporation undertook a strategic review of its patent application portfolio and determined that certain applications did not support the strategic goals of the Corporation and should be abandoned. Although management believes the portfolio is valuable and has decided to continue the prosecution of selected applications, the portfolio is not considered to be critical to the success of the Corporation's business.

Dependence on Key Partners

The Corporation is highly dependent on certain key partners. For the year ended December 31, 2008, two of the Corporation’s loyalty program partners represented 78% of the Corporation’s consolidated revenue. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have an adverse affect on the financial condition or results of operations of the Corporation.

Competitive Conditions

With respect to Points.com, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer a product similar to the Corporation's Balance Tracker, but do not offer any of the transaction options available on Points.com, such as, Swap, Earn and Buy. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation's Ecommerce Services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation.

Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

C.                Organizational structure.

The Corporation has three wholly-owned direct subsidiaries: (a) Points.com Inc., an Ontario corporation amalgamated under the Business Corporations Act (Ontario), (b) Points International (UK) Limited, an English company incorporated under the laws of the United Kingdom, and (c) Points International [U.S.] Ltd., a U.S. corporation incorporated under the laws of the State of Delaware.

D.                Property, plants and equipment.

The Corporation's head office is located in leased premises of approximately 18,000 square feet at 179 John Street, Suite 800, Toronto, Ontario, M5T 1X4, Canada.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In this section, we explain our consolidated financial condition and results of operations for each of the years ended December 31, 2008, 2007 and 2006. This section should be read in conjunction with the audited financial statements of the Company and related notes included in Item 17 below.

The consolidated financial statements are prepared in accordance with Canadian GAAP. Note 29 to the consolidated financial statements describes and reconciles the significant measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America affecting the accompanying consolidated financial statements.

Revenue Recognition Policies

The Corporation categorizes its revenue in three ways. First, principal revenue is any revenue that is not commission revenue or interest revenue, as defined below, and includes: Points.com membership dues, loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, and reseller revenue where Points assumes credit and/or inventory risk (i.e., acts as a principal). Principal revenue has been recorded on a gross basis in accordance with EIC-123, "Reporting Revenue Gross as a Principal versus Net as an Agent". Second, commission revenue is any commission earned that is calculated as a percentage of a transaction or a fixed dollar value per transaction and where Points assumes no credit or inventory risk. Commission revenue has been recorded in accordance with EIC-123. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

Based on these categorizations, the revenue recognition policies for the Ecommerce Services and Points.com are as follows:

Ecommerce Services

Sale of Loyalty Currency

The Corporation earns principal revenue from the sale of loyalty program currency through its Buy and Gift products where it takes a principal role in the operations, marketing and commercial transaction support and assumes credit and/or inventory risk in generating that revenue. This principal revenue is recognized when the loyalty currency has been credited to the loyalty customer account.

The Corporation earns commission revenue from the sale of loyalty program currency through its Buy and Gift products where it has entered into an agreement with a loyalty program operator to act as agent and earn commissions (either as a percentage of transaction value or a fixed dollar amount per transaction) on each sale. This commission revenue is recognized as the services are provided.

Principal revenue is earned on the sale of AirIncentives and the Corporation recognizes the revenue associated with the purchase of each airline mileage code at the time the end consumer redeems the code. If the code expires prior to redemption, the Corporation recognizes the revenue associated with the purchase of the unredeemed code at the time of expiration.

Other Ecommerce Services

The Corporation earns principal revenue on the transfer of pre-existing miles or points into another member’s account through its Transfer product where it takes a principal role in the operations, marketing and commercial transaction support, assumes credit risk, and has latitude in price setting. This principal revenue is recognized when the transfer of loyalty currency has been credited to the loyalty customer account.

The Corporation earns commission revenue on the transfer of pre-existing miles or points into another member’s account through its Transfer product where it has entered into an agreement with a loyalty program member to act as an agent and earn commissions (either as a percentage of transaction value or a fixed dollar amount per transaction) on each transfer. The commission revenue is recognized as the services are provided.

Travel Club revenue, categorized as principal revenue, is a combination of website maintenance and monthly program management fees recognized in the period of service and with a profit share per membership sold which is recognized in the period of sale.

Through all of the other types of Ecommerce Services, such as Elite, Private Branded Earn, Integrate, and the sale of loyalty program branded items, the Corporation earns either a fixed dollar value per transaction or a commission based on the value of each transaction. These revenues are recognized at the time the service is delivered and are categorized as commission revenue.

Technology design and development fees received for all product development are recorded evenly over the initial term of the contract and are categorized as principal revenue. Hosting and management fees on all of the Corporations products, including Auction, are recognized in the period these services are provided and are categorized as principal revenue.

Points.com

The Corporation earns revenue from Points.com in four ways.

First, a commission is earned for certain activities (e.g., Swap, Redeem, and Earn) performed by Points.com members. The Corporation earns commission revenue on all Swap and Redeem transactions by charging a percentage commission calculated against the value of the loyalty currency tendered for exchange by the loyalty program members. For the Swap and Redeem models, the loyalty program operator sets the value of the currency tendered for redemption and, for each transaction, a percentage of this value is remitted to the Corporation with the balance being used to purchase the currency of another participating loyalty program or the product or service offered by the redemption partner. Swap and Redeem commissions are recognized as the services are provided. The Corporation also earns commission revenue each time a registered user completes an Earn transaction on Points.com. The actual commission earned varies based on the affiliate program.

Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords members certain benefits not available to registered users who have not purchased memberships. Points.com membership dues received in advance of services are recognized over the term of service. Throughout 2007 and to date in 2008, subscription fees for the Gold Membership have been $4.95 per month or $49.95 annually. These dues are categorized as principal revenue.

Third, loyalty program members can trade their loyalty currencies with other Points.com users through the Global Points Exchange. Through this service, the Corporation charges a fee to the Points.com member and earns principal revenue where it takes a principal role in the operations and commercial transaction support, and assumes credit risk in generating that revenue. For transactions where the Corporation does not take a principal role and assumes no credit risk, it earns commission revenue. Revenue is recognized when the peer-to-peer trade has been completed and the mileage has been transferred.

Fourth, the Corporation may earn a sign-up fee when a loyalty program operator joins Points.com. Loyalty program sign-up fees for initial set-up costs are recognized evenly over the initial term of the contract and are categorized as principal revenue.

Interest

The Corporation earns interest revenue on the cash flows created through the operation of both Points.com and the

Ecommerce Services.

A.                Operating results.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue

Revenue for the year ended December 31, 2008 was $75,597,092 compared to $30,364,628 for the year ended December 31, 2007, an increase of $45,232,464 (149%) over the year ended December 31, 2007. The Corporation attributes a large portion of its 2008 revenue growth to the recognition of revenue as gross on contracts with loyalty program operators where the Corporation has taken on a principal role under the reseller model, the 10 new Ecommerce Services products launched in 2008, and organic growth of the Corporation’s existing products. During 2008, the Corporation launched 4 new products under the reseller model and has assumed a principal role under the reseller model for 1 existing partner.

Principal revenue accounted for 87%, commission revenue accounted for 12% and interest revenue accounted for 1% of the Corporation's total revenue. Principal revenue increased by $45,839,376 over 2007 as a result of new relationships under the reseller model with certain transportation and hotel loyalty reward programs and its renewed relationships with two existing partners. Under these new and renewed relationships, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility for the operation of these products.

Commission revenue decreased by $837,886 (8%) from $10,031,862 in 2007 to $9,193,976 in 2008. This year over year decline is as a result of the Corporation successfully converting two existing partners to the reseller model, one in the third quarter of 2007 and one in the third quarter of 2008.

Interest revenue grew by $230,974 (34%) for the year ended December 31, 2008. This increase is as a result of higher cash balances being invested. This compares with an increase of $493,150 in 2007 interest revenue versus 2006 interest revenue.

For the year ended December 31, 2008, two customers represented 78% (three customers in 2007 represented 75%) of the Corporation’s consolidated revenues. In addition, as at December 31, 2008, 41% (three customers as at December 31, 2007 – 65%) of the Corporation’s deposits are due to these three customers.

Results of Operations – Expenses

Expenses increased in 2008 by $43,967,072 or 132% relative to 2007.

Direct Cost of Principal Revenue

Direct cost of principal revenue was introduced in the first quarter of 2007 and relates to any direct cost associated with generating revenue directly from the loyalty program members through the Ecommerce Services or fulfilling redemption of certain Ecommerce Services product offerings.

The direct cost of principal revenue was $55,786,075 in 2008 compared with $14,390,201 in 2007. These new costs result from the introduction of the reseller model for Ecommerce Services pursuant to which Points acts as the end retailer of the loyalty program currency, buying the currency at a wholesale value from the loyalty program and reselling it to retail customers. These costs include the direct cost of the loyalty currency purchased. The Corporation expects these costs to continue to grow in line with principal revenue growth as it takes on a more active role as a reseller and expands and grows its principal revenues.

Employment Costs

Employment costs in 2008 increased by $2,419,124 or 28% relative to 2007. The year over year increase was in line with the increased full-time headcount, which grew from 72 at the end of 2007 to 97 at the end of 2008 to support the growth in the business. Short-term contractors decreased from 27 as of the end of 2007 to 18 as of the end of December 31, 2008.

Processing Fees and Related Charges

Processing fees and related charges in 2008 have increased by $1,425,324 or 95% over 2007. Processing fees and related charges are primarily related to Ecommerce Services and consist of credit card fees and related costs incurred by the Corporation in offering these services. These costs will continue to vary according to loyalty programs contracted and growth of existing products. The majority of the current year-over-year increase is due to an increase in credit card fees driven by the growth in Ecommerce Services and the increased responsibility the Corporation has taken on with respect to certain products.

Marketing and Communications

Marketing costs in 2008 decreased by $284,322 or 18% versus 2007. Management will continue to make measured increments in marketing costs in 2009 with a focus on promoting the Points.com website, including the Global Points Exchange. Advertising expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program websites and the effectiveness of existing placements.

Technology Services

While technology services costs generally increase in increments based on business growth, product performance, and hardware and software operating capacity, the Corporation has been able to work with its service provider to control these increases, while not impacting the technology and services that operate the Corporation's businesses.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses in 2008 were relatively stable with the prior year, increasing $56,498 or 2% versus 2007.

Results of Operations – Non-Cash Expenses

Amortization Expenses

The Corporation recorded amortization expense of $1,532,473 in 2008 compared to $2,847,473 in 2007. Amortization expense for property and equipment declined as a result of the end of the amortization period with respect to the Corporation’s significant investment in Points.com version 3 in 2004. In addition, amortization of intangible assets has reduced dramatically in line with the contract revenue being amortized from the MilePoint Inc. business asset acquisition that occurred in April 2004.

Unrealized Foreign Exchange Loss/Gain

The foreign exchange loss/gain arises from re-valuing certain balance sheet accounts (e.g., non-US dollar denominated cash and short-term investments, accounts payable and accrued liabilities, deposits and convertible preferred shares). At period end, balance sheet accounts are translated in accordance with the period-ending foreign exchange ("FX") rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain non-US dollar balance sheet accounts, a strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For the year ended December 31, 2008, the strengthening U.S. dollar resulted in an unrealized loss of $988,640, which was largely the result of the translation of the Corporation’s non-US dollar cash reserves to the year end exchange rate. Sensitivity to a +/- 10% movement in exchange rates with the US dollar would affect the Corporation’s income and other comprehensive income by $672,117.

Impairment of Long-lived Assets

In 2008, the Corporation recorded total impairment charges of $1,256,447 related to three long-lived assets.

At the end of 2008, Management re-evaluated its patent strategy and determined that it would abandon the pursuit of certain patent applications which did not support the long-term strategic plans of the Corporation. Some of these included applications in non-core jurisdictions. The Corporation recorded an impairment charge of $584,335 which represented the costs incurred to date in pursuing the patent applications that have now been abandoned.

In addition, the Corporation recorded an impairment charge of $414,396 related to the remaining carrying value of a contract and customer list intangible asset that arose from the MilePoint Inc. business asset acquisition in 2004. This asset was being amortized over the term of the contracts acquired in the acquisition. The remaining carrying value related solely to a contract with one loyalty program partner who discontinued its use of the MilePoint product associated with this contract. Once these products were discontinued by the partner, the Corporation determined the remaining value to be impaired.

Lastly, the Corporation recorded an impairment charge of $257,716 related to website development and technology assets. The impairment related to technical assets for which the Corporation will not continue to fund due to changes in the market place. Changes in the market place were sufficient to indicate impairment to the carrying value.

Net Loss

The Corporation reported a net loss of $3,555,038 for the fiscal year 2008, compared with a net loss of $4,136,456 for the fiscal year 2007, an improvement of $581,418. The decrease in net loss versus 2007 can be attributed to revenue growth exceeding the increase in expenses, a decrease in amortization expense and lower interest expense on the preferred shares, partially offset by impairment charges on long-lived assets and the impact of foreign exchange.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenue

Revenue for the year ended December 31, 2007 was $30,364,628, an increase of $20,051,114 (194%) over the year ended December 31, 2006. The Corporation attributes a large portion of its 2007 revenue growth to the recognition of revenue as gross on contracts with loyalty program operators where the Corporation has taken on a principal role under the reseller model. In addition, new products launched during the year and organic growth of the Corporation’s existing products contributed to the increase in revenues. In 2007, the Corporation renewed and expanded two of its existing relationships under the reseller model, added four new relationships under the reseller model, and sold an additional 16 products resulting in additional principal and commission revenues and grew its existing product revenue.

Principal revenue accounted for 65%, commission revenue accounted for 33% and interest revenue accounted for 2% of the Corporation's total revenue. Principal revenue increased by $16,908,649 (over the $2,734,763 in earned in 2006) as a result of new relationships under the reseller model and renewed relationships with existing partners. Under these new and renewed relationships, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility for the operation of these products.

Commission revenue grew by $2,649,315 or 36% from $7,382,547 in 2006 to $10,031,862 in 2007. The majority of this growth was as a result of increased activity during the year of the Corporation’s existing products.

Interest income increased $493,150 (251%) from the year ended December 31, 2006, largely due to a higher balance of funds invested at prevailing interest rates.

For the year ended December 31, 2007, there were three customers who individually represented more than 10% of the Corporations customers. In aggregate these three customers represented 75% (three customers in 2006 represented 58%) of the Corporation’s total revenue. In addition, 65% (2006 - 65%) of the Corporation's amount payable to loyalty partners are due to these three customers.

Results of Operations – Expenses

Expenses increased in 2007 by $17,025,433 or 104% relative to 2007.

Direct Cost of Principal Revenue

The cost of principal revenue was $14,390,201 in 2007 versus NIL in 2006. The increase over 2006 resulted from the introduction of the reseller model for Ecommerce Services pursuant to which Points acts as the end retailer of the loyalty program currency, buying the currency at a wholesale value from the loyalty program and reselling it to retail customers. These costs include the direct cost of the loyalty currency purchased.

Employment Costs

Employment costs increased in 2007 by 22% relative to 2006. The increase in employment costs was in line with the increased headcount which grew from 62 at the end of 2006 to 72 at the end of 2007. In addition to the increased headcount, short-term contractors increased from 6 in 2006 to 27 at the end of December 2007. The increase in employees and contractors during the year was a result of the increased sales of new products during the year as well as the development of new proprietary technology for which certain costs have been capitalized.

Processing Fees and Related Charges

Processing fees and related charges in 2007 have increased by $784,067 or 109% over 2006. The majority of the year-over-year increase is due to Ecommerce Services revenue increasing and the increased responsibility the Corporation has taken on with respect to certain products under the reseller model. A large portion of the increase relates to credit card fees and related costs incurred by the Corporation in offering these products.

Marketing and Communications

Marketing costs in 2007 decreased $762,709 versus 2006. During 2006, the Corporation broadened its marketing initiatives to include trials of off-line advertising. The results of these tests were less effective at driving registered users and transacting users than the marketing channels available through the Corporation's loyalty program partners and at a significantly higher cost per transacting user. Due to the off-line marketing results, the Corporation reduced the level of its variable and discretionary marketing expenditures in 2007 versus 2006.

Technology Services

While technology services costs generally increase in increments based on business growth, product performance, and hardware and software operating capacity, the Corporation has been able to work with its service provider to control these increases, while not impacting the technology and services that operate the Corporation's businesses.

Other Operating Expenses

Other operating expenses in 2007 increased by $533,198 or 22% over 2006. The increase is primarily a result of the increased professional fees associated with consulting services and audit fees related to Sarbanes-Oxley ("SOX") compliance, and increased office and rent expense during the year.

Results of Operations – Non-Cash Expenses

Amortization Expenses

The Corporation recorded amortization expense of $2,847,473 in 2007, an increase of $90,330 or 3% over 2006.

Unrealized Foreign Exchange Loss

For the year ended December 31, 2007, the weakening U.S. dollar resulted in an unrealized loss of $4,900,924, which was largely the result of the translation of the Corporation’s non-US dollar preferred shares to the year end exchange rate.

Interest on Convertible Debentures / Interest on Preferred Shares

Interest on convertible debentures was NIL for the year ended December 31, 2007 compared to $169,698 for the year ended December 31, 2006. On April 12, 2006, Points’ 8% Unsecured Convertible Debentures automatically converted into approximately 18.9 million common shares. As a result, accrued interest on the principal amount of the Debentures ceased to be payable. In 2006 up to the date of conversion, interest on the outstanding principal amount of the Debenture accrued at 8% per annum.

Interest on the Corporation's Series Two Preferred Share and the Series Four Preferred Share (collectively the "Preferred Shares") accrued on the principal amount at 7% per annum. The preferred shares were subsequently converted to common shares on June 11, 2008.

Net Loss

The Corporation reported a net loss of $4,136,456 for the fiscal year 2007, compared with a net loss of $7,230,229 for the fiscal year 2006, an improvement of $3,093,773. The decrease in net loss versus 2006 was primarily a function of revenue growth exceeding the increase in expenses. Revenue grew by $20,051,114 in 2007, while general and administrative expenses increased by $17,025,433.

Unaudited quarter ended December 31, 2008 compared to unaudited quarter ended December 31, 2007

Revenue

Revenue increased by $7,183,079 or 50% over the fourth quarter of 2007. The majority of the growth was a result of a renewed relationship in August 2008 under the reseller model, where the Corporation records revenue as gross. Commission revenue decreased by $970,093 or 55% over the fourth quarter of 2007 due to the conversion of an existing partner to the reseller model in August 2008.

Results of Operations – Expenses

Expenses of $23,464,734 for the quarter ended December 31, 2008 increased by $8,299,282 or 55% relative to the quarter ended 2007.

Direct cost of principal revenue increased $7,413,173 over the fourth quarter of 2007. The increase was consistent with growth in principal revenue in the period.

The foreign exchange loss increased $1,345,956 over the fourth quarter of 2007. In the fourth quarter of 2008, the US dollar strengthened considerably from the end of the third quarter of 2008. This resulted in a significant unrealized foreign exchange loss on the translation of the Corporation’s non-US dollar cash reserves to the year end exchange rate. In comparison, US exchange rates in the third quarter of 2008 and the fourth quarter of 2007 were relatively stable when compared to the current quarter.

Results of Operations – Non-Cash Expenses

In the fourth quarter of 2008, the Corporation recorded total impairment charges of $1,256,447 related to three long-lived assets.

Net Loss

The Corporation recorded a net loss of $3,027,295 for the quarter ended December 31, 2008 compared to a net loss of $953,892 for the fourth quarter ended December 31, 2007. The $1,654,308 increase in net loss from the fourth quarter of 2007 was primarily due to $1,256,447 in impairment charges in the fourth quarter of 2008 and an increased foreign exchange loss.

B.                Liquidity and capital resources.

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash flow to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. Earnings (loss) before interest, amortization, foreign exchange, and impairment ("EBITDA") is seen by management as a key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Ecommerce Services and to Points.com, revenue is expected to grow, resulting in increased liquidity.

Non-GAAP measure –EBITDA

Management recognizes that the earnings (loss) before interest, amortization, foreign exchange, and impairment, hereafter referred to by management as EBITDA, does not have any standardized meaning prescribed by Canadian GAAP or accounting principles generally accepted in the Unites States of America (“US GAAP”) and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. EBITDA is one of the measures used internally to evaluate performance and a percentage of employee bonuses are based on achieving an EBITDA target determined by the board of directors.

Reconciliation of Net Loss to EBITDA

	2008	2007	2006
Net Loss	$(3,555,038)	$(4,136,456)	$(7,230,229)
Add back:
Amortization of property and
equipment	1,084,862	1,699,382	1,502,592
Amortization of intangible assets	116,880	706,392	785,498
Amortization of deferred costs	330,731	441,699	469,053
Foreign exchange loss	756,046	518,441	11,043
Interest on preferred shares	516,577	1,091,862	979,050
Interest, loss on short-term
investment and capital tax	49,212	46,400	57,605
Interest on convertible debenture	-	-	169,698
Impairment of long-lived assets	1,256,447	-	-
EBITDA	$555,717	$367,720	$(3,255,690)

For the fiscal year ended December 31, 2008, the Corporation's EBITDA was $555,717. This compares with EBITDA of $367,720 for the fiscal year ended December 31, 2007 and EBITDA of negative $3,255,690 for the fiscal year ended December 31, 2006. The Corporation experienced two consecutive years of EBITDA increases, primarily due to higher transaction volume due to new partners and products introduced and organic growth in the business.

Sources and Uses of Cash

Year ended December 31, 2008 compared to year ended December 31, 2007

Total cash and cash equivalents as at December 31, 2008 were $22,854,494, an increase of $1,318,516 from $21,535,978 as at December 31, 2007. The increase was primarily due to positive cash flows from financing and investing activities. Cash flows provided by investing activities of $5,776,299 resulted primarily from the sale of short-term investments during the year. Cash flows provided from financing activities were $1,951,527, largely due to $1,687,781 in cash received upon the issuance of common shares in June 2008. Cash flows used in operating activities were $4,551,478 due to a change in the timing of payments with certain loyalty program partners. The Corporation expects to generate positive cash flows from operations in 2009 by growing the Corporation’s business through new Ecommerce Services products and growth of existing products.

Year ended December 31, 2007 compared to year ended December 31, 2006

Total cash and cash equivalents as at December 31, 2007 were $21,535,978, an increase of $4,596,257 from $16,939,721 as at December 31, 2006. The increase was primarily due to cash flows from operating activities of $11,377,640 and cash flows provided by financing activities of $1,372,473. This increase was partially offset by cash flows used in investing activities of $8,431,878 which was largely due to the purchase of short-term investments.

Working Capital

Working capital (defined as current assets minus current liabilities) decreased $223,736 from $5,757,798 at December 31, 2007 to $5,534,062 at December 31, 2008. Management expects that, through the growth of its products and its ability to control costs, working capital will improve in 2009. Management considers its working capital position to be sufficient to meet both its current obligations and near-term (1-5 years) obligations.

Financial Instruments

For information related to the types of financial instruments employed by the Corporation, refer to Note 2(p) contained in the Notes to the Financial Statements in Item 17 below.

C.                Research and development, patents and licences.

The Corporation capitalizes employee time related to the development of its website portal. During the fiscal year ended December 31, 2008, the Corporation expended $164,445 (2007 - $843,353; 2006 - $672,652) on website development costs related to the Points.com website.

The Corporation has several patent applications pending approval that relate directly to the process and technology that run the Corporation’s current business platform. The carrying amounts are representative of actual costs incurred to date in pursuing patent applications. During the fiscal year ended December 31, 2008, the Corporation expended $183,913 (2007 - $160,736; 2006 - $93,808) Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. To date, none of the patents have been granted and therefore no amortization has been recorded.

In December 2008, Management re-evaluated its patent strategy. Management determined that it would abandon the pursuit of certain patent applications which did not support the long-term strategic plans of the Corporation. The Corporation recorded an impairment charge of $584,335 which represented the costs incurred in pursuing the patent applications that have now been abandoned.

D.                Trend information.

The current worldwide recession continues to impact the global loyalty program industry. Similar to the general decline in demand for goods and services, the level of loyalty program activity associated with the purchase and transfer of miles and points has softened in the first 6 months of 2009.

As a result of this softness, the Corporation has seen an increased interest on behalf of many of its partners to boost awareness and overall marketing activity associated with the Points operated products. These efforts have delivered strong responses from the respective membership bases, and the Corporation expects to work with its partners to continue to explore ways to more actively promote the products throughout 2009.

Despite this challenging environment, management continues to anticipate growth in 2009 revenues over 2008 levels and believes that its suite of Ecommerce services and products on Points.com are well positioned to assist loyalty programs in finding more ways to enhance the value proposition to their respective loyalty members, engage inactive members and ultimately increase transactional activity.

E.                Off-balance sheet arrangements.

The Corporation has no off-balance sheet arrangements required to be disclosed in herein.

F.                Tabular disclosure of contractual obligations.

Future Obligations (US$ 000,000s)

Payments due by period	Total (1)	5 Years or Greater	4-5 Years (2013 to 2014)	1-3 Years (2010 to 2012)	Less than 1 Year (2009)

Operating Leases(2)	$1.51	-	$0.01	$0.61	$0.89

Revenue Commitments(3)	32.31	-	-	17.32	14.99

Purchase Commitments(4)	0.75	-	-	-	0.75

Total Contractual Obligations	$34.57	-	$0.01	$17.93	$16.63

Note:
(1)  Represents the aggregate amount for the full duration of the contractual obligations (including years post 2008 and prior to 2004).
(2)  Includes technology services commitments and hardware and software operating leases.
(3)  Includes loyalty currency purchase commitments made with loyalty program operators contracted under the reseller model of Ecommerce Services.
(4)  Includes loyalty currency purchase commitments made with loyalty program and co-marketing commitments.

Elements of the foregoing table are explained in more detail in the following sections.

Operating Leases

The operating leases primarily relate to specific office and technology service commitments.

Revenue Commitments

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation would be able to utilize this mileage in subsequent sales activity, incentive programs, and marketing activities.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to future contractual commitments.

Purchase Commitments

The partner purchase commitments relate to contractual arrangements where the Corporation has committed to purchase loyalty currency and marketing from the partner for the purposes of promoting Points.com and the Corporation’s Ecommerce Services.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                Directors and senior management.

Non-Management Directors

Stephen K. Bannon (Chairman) – Mr. Bannon has been Chairman of the board of directors of the Corporation since February of 2007 when he was first appointed to the board. Mr. Bannon is also a member of the Corporation's Audit Committee and Human Resources and Corporate Governance Committee. Mr. Bannon has a Masters of Business Administration from Harvard Business School. Mr. Bannon has extensive experience as a chairman, director and senior officer of several entertainment, media and technology companies, and previously had a lengthy career as an investment banker, including as a Vice President of Goldman Sachs, Inc. In addition to his directorship with the Corporation, Mr. Bannon is Chairman of the board of directors for Genius Products, Inc., an entertainment industry company, and Vice-Chairman of the board of directors of IGE, a service provider for the massively multiplayer game industry.

Bernay Box – Mr. Box was appointed as a director of the Corporation in May of 2009. Mr. Box is the managing partner of Bonanza Capital, Ltd, a private investment partnership based in Dallas, Texas. Mr. Box has over 20 years of investment experience and is a graduate of Baylor University.

Douglas A. Carty – Mr. Carty has served as a director of the Corporation since February of 2002 and is currently Chairman of the Corporation's Audit Committee. Mr. Carty holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Ivey School of Business) and a Bachelor of Arts (Honours) from Queen's University. Mr. Carty has held several senior executive positions with a range of public companies and was also recently appointed as a director of Wajax Income Fund.

D. Bruce Croxon – Mr. Croxon has served as a director of the Corporation since October of 2008 and is a member of the Corporation's Human Resources and Corporate Governance Committee. Mr Croxon was formerly the Chief Executive Officer of Lavalife Inc. (formerly Interactive Media Group), a category leader and internationally recognized brand in the online dating industry.

John W. Thompson – Mr. Thompson has served as a director of the Corporation since February of 2002 and currently serves as Chairman of the Human Resources and Corporate Governance Committee and a member of the Audit Committee. Mr. Thompson holds an Honours Business Administration degree from the Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a Chartered Accountant. Mr. Thompson has 28 years of executive experience with a range of private and public companies and is currently a member of the Governing Council of the Sunnybrook Foundation.

Senior Management

T. Robert MacLean, Chief Executive Officer – Rob is a co-founder of the Corporation and has served as Chief Executive Officer since February 2000. Rob is also a member of the Corporation’s board of directors. Prior to founding the Corporation, Rob served as Vice President, Sales with Canadian Airlines, where he was responsible for the airline’s Canadian Plus loyalty program.

Christopher J.D. Barnard, President – Mr. Barnard co-founded the Corporation in 2000 and is a member of the Corporation’s board of directors. He is responsible for corporate strategy, product development, corporate development and financing activities as well as investor relations. In 1998 Christopher co-founded Canada’s first internet business incubator, Exclamation International, from which Points.com was created. Christopher holds a Masters of Business Administration.

Anthony Lam, Chief Financial Officer – Anthony joined the Corporation in April 2007 with over a decade of senior public company financial experience in the software, internet and technology licensing sectors. Before joining the Corporation, he served as Corporate Controller/Director of Treasury and Taxation to CryptoLogic Inc., a world-leading online gaming software development company. Prior to CryptoLogic, Anthony held Financial Controllership positions with several high growth public companies, including SoftChoice Corporation, PC DOCS Group International Inc. and Microforum Inc. Anthony started his career with PricewaterhouseCoopers LLP and is a Chartered Accountant.

Robert Borden, Chief Marketing Officer – Rob joined the Corporation in August of 2008 and is responsible for all marketing efforts, as well as management of the Corporation’s existing/ongoing partner relationships. Prior to joining the Corporation, Rob was responsible for global loyalty and relationship marketing for Microsoft’s consumer online division. In addition, Rob spent three years at Delta Air Lines where he was head of the SkyMiles program and eight years at American Airlines in various operational, revenue management, marketing and relationship management roles.

Erika Boyd, Vice-President, Human Resources – Erika joined the Corporation in February of 2004 and is responsible for all areas related to attracting, retaining and developing the Corporation's personnel. Prior to joining the Corporation, Erika held HR leadership positions in the e-commerce and high-tech manufacturing industries.

Peter Lockhard, Senior Vice President, Product - Peter is responsible for the development and management of the Corporation’s business and consumer products. Prior to his current role, Peter was responsible for business development and partner relationships and originally joined the Corporation, in January 2005, as leader of the business solutions group. Peter has extensive senior management experience with successful high-growth companies in the IT and marketing services industries.

Brian Miller, Chief Information Officer – Brian has over 20 years of IT experience. Prior to joining the Corporation, Brian was Vice President, Online Systems, Indigo Books & Music Inc. and Vice President, IT Solutions, Atlas Cold Storage Inc.

B.                Compensation.

Named Executive Officers

Under applicable Canadian securities legislation, the Corporation is required to report the compensation paid to certain executive officers (referred to herein as the named executive officers or "NEOs"). The NEO compensation program consists of three components: base salary, short-term incentives and long-term incentives.

The Corporation's short-term incentive plan provides NEOs with the opportunity to receive annual cash bonuses based on individual and corporate performance over the past fiscal year. The short-term incentive plan is comprised of two bonus programs: a standard bonus that rewards personal and corporate performance, and a stretch bonus that rewards financial performance over and above the Corporation's revenue targets.

Under the standard bonus plan, each NEO (except for the CEO) is eligible to be paid a target bonus of 40% of his base salary. The CEO is eligible for a target bonus of 80% of his salary. The standard bonus is determined based on the achievement of three separate components: personal performance, EBITDA1 performance and certain key performance indicators (KPIs).

Each NEO is eligible for a stretch bonus which is designed to incent management to achieve financial performance over and above the revenue target for the Corporation approved by the board for the relevant fiscal year.

The NEO's are entitled to participate in the Corporation's Stock Option Plan (the "Option Plan"). Standard stock option awards under the Option Plan are granted at market value (the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five consecutive trading days ending immediately on the trading day prior to the grant date), vest in equal parts over three years and expire on the fifth anniversary of the grant date. From time to time, stock option awards are granted with non-standard terms to achieve certain objectives.

______________________________________
1

Earnings before interest, amortization and foreign exchange is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles. Further information on how the Corporation calculates EBITDA is set forth in Management's Discussion and Analysis for the fiscal year ended December 31, 2008.

The following table sets forth the total compensation paid to or earned by the named executive officers of the Corporation during the fiscal year ended December 31, 2008.

Name, Principal Position	Salary(1) ($)	Option-based awards(2)($)	Annual non-equity incentive plan compensation(3) ($)	Total compensation($)
T. Robert MacLean, Chief Executive Officer	358,829	103,689	35,873(5)	498,391
Christopher J.D. Barnard, President	259,679	51,844	24,486(5)	336,009
Anthony Lam, Chief Financial Officer	217,186	38,019	18,136(5)	273,341
Robert Borden(4) Chief Marketing Officer	78,568	83,398	7,339	169,305
Peter Lockhard, Senior Vice President, Product	226,629	44,932	19,912(5)	291,473

Notes:
(1)    Salaries are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average month end closing exchange rate for 2008.
(2)   Grant date fair value. Calculated as accounting fair value using the Black Scholes formula with the following criteria: (i) dividend yield of nil, (ii) expected volatility calculated for each grant date based on the common share price performance over the preceding 36 months, (iii) risk free interest rate set using the five year Bank of Canada benchmark rate on the date of grant, and (iv) expected life of the option set at five years. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.
(3)   Bonus amounts for 2008 performance were paid in the first quarter of 2009. Bonuses are paid in Canadian Dollars and were converted to US Dollars using the average month end closing exchange rate for 2008.
(4)   Mr. Borden was hired in August of 2008 with an annual salary of CDN$235,000 and received a standard stock option grant of 200,000 options upon hiring.
(5)   Target bonus levels for 2008 were reduced for that year only as follows: Mr. MacLean's target bonus was reduced from 80% to 55%, and Messer's Barnard, Lam and Lockhard target bonus was reduced from 40% to 33%.

The following table sets forth all outstanding stock option awards granted to the named executive officers of the Corporation as of the date of this document. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date (Date)
T. Robert MacLean	120,000 140,000 175,000 200,000 166,500 166,500 317,000 150,000 200,000	1.02 0.85 0.74 1.23 1.40 1.80 1.23 1.81 0.46	August 26, 2009 May 10, 2010 May 10, 2011 May 8, 2012(1) May 8, 2012(1) May 8, 2012(1) May 8, 2012(1) May 6, 2013 February 17, 2014
Christopher J.D. Barnard	40,000 80,000 75,000 75,000 134,000 166,500 166,500 283,000 75,000 100,000	1.02 0.85 0.74 0.90 1.23 1.40 1.80 1.23 1.81 0.46	August 26, 2009 May 10, 2010 May 10, 2011 January 24, 2012 May 8, 2012(1) May 8, 2012(1) May 8, 2012(1) May 8, 2012(1) May 6, 2013 February 17, 2014
Anthony Lam	200,000 55,000 86,667	1.12 1.81 0.46	May 8, 2012 May 6, 2013 February 17, 2014
Robert Borden	200,000 86,667	1.07 0.46	August 5, 2013 February 17, 2014
Peter Lockhard	150,000 50,000 125,000 65,000 86,667	0.80 0.74 0.90 1.81 0.46	January 24, 2010 May 10, 2011 January 24, 2012 May 6, 2013 February 17, 2014

Note:
(1)                In May of 2007, the Corporation's CEO and President were granted certain non-standard stock option awards.

These awards were priced above the market value of the common shares and the vesting of one of the grants was tied to the performance of one of the Corporation's strategic products.

Non-Management Directors

The following table sets forth the compensation paid to or earned by the non-management directors during the fiscal year ended December 31, 2008.

Name	Fees earned(1) ($)	Option-based awards(2) ($)	Total compensation(3)($)
Stephen K. Bannon(4)	Nil	Nil	Nil
Douglas A. Carty	32,910	58,339	91,249
John W. Thompson	36,959	37,684	74,643
D. Bruce Croxon	6,726	2,906	9,632

Note:
(1)       Retainer fees for board and committee participation are paid 50% in cash and 50% in stock options under the Option Plan. The Corporation also pays meeting attendance fees. The amounts included here were calculated as the director fees paid for meeting attendance and the cash portion of retainer fees for participation occurring in 2008. Such fees are paid quarterly in arrears in Canadian Dollars and were translated to US Dollars at the average month end exchange rate for the applicable quarter.
(2)       Grant date fair value. Calculated as accounting fair value calculated using the Black Scholes formula with the following criteria: (i) dividend yield of nil, (ii) expected volatility calculated for each grant date based on the common share price performance over the preceding 36 months, (iii) risk free interest rate set using the five year Bank of Canada benchmark rate on the date of grant, and (iv) expected life of the option set at five years. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.
(3)       Does not include amounts paid in reimbursement of out-of-pocket expenses incurred for the purpose of attending board of directors and committee meetings in person.
(4)       Mr. Bannon agreed not to be paid any retainers or meeting attendance fees for his 2008 board participation.

The following table sets forth all outstanding stock option awards granted to the non-management directors as of the date of this document. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (Date)
Stephen K. Bannon	1,000,000 500,000	1.07 1.80	February 14, 2012 February 14, 2019(1)
Douglas A. Carty	100,000 361,732 99,502	1.68 0.90 0.46	August 14, 2012 October 9, 2013(1) February 17, 2014
John W. Thompson	100,000 233,659 96,766	1.68 0.90 0.46	August 14, 2012 October 9, 2013(1) February 17, 2014
D. Bruce Croxon	18,017 64,179	0.90 0.46	October 9, 2013(1) February 17, 2014

Note:
(1)                Granted at an exercise price that exceeded the market value.

C.                Board practices.

The current term of office for each director of the Corporation will expire at the next annual meeting of shareholders. The initial appointment date for each director is set forth above under Section A of this Item. None of the directors have a service contract with the Corporation providing benefits upon termination.

The Corporation has an Audit Committee that is responsible for, among other things, the Corporation's relationship with its external auditor, reviewing the Corporations financial statements and related filings with management and making recommendations thereon to the board of directors, and reviewing and assisting in the evaluation of the Corporation's internal control over financial reporting. The current members of the Audit Committee are: Douglas A. Carty (Chairman), Stephen K. Bannon and John W. Thompson.

The Corporation has a Human Resources and Corporate Governance Committee that is responsible for, among other things, reviewing and making recommendations to the board of directors and management on all matters related to compensation of the Corporation's directors, executive and employees. The current members of the Human Resources and Corporate Governance Committee are: John W. Thompson (Chairman), Stephen K. Bannon and D. Bruce Croxon.

D.                Employees.

The following table indicates the number of full-time employees and short-term contractors utilized by the Corporation as at December 31 for each of the past three years. All of the Corporation's employees are located in Canada except for three U.S. based employees.

	2006	2007	2008
Technology	27	31	40
Finance & Administration	14	17	19
Business Dev. & Account Mgmt	10	11	10
Marketing & Product	5	6	20
Partner Support & Customer Service	6	7	8
Short-Term Contractors	6	27	18
Total	68	99	115

E.                Share ownership.

Option ownership information is provided above in Item 6.B for the Corporation's directors and named executive officers. The following table indicates common share holdings for these persons.

Name, Principal Position	Common Shares	Percentage of Outstanding Common Shares
Christopher Barnard, President	1,657,593	1.1%
Bernay Box, Director	9,541,258	6.4%
Douglas Carty, Director	235,000	0.2%
Robert MacLean, Chief Executive Officer	1,918,000	1.3%
John Thompson, Director	1,552,236	1.0%

All employees of the Corporation are entitled to participate in the Corporation's Option Plan described above under Item 6.B.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                Major shareholders.

To the knowledge of the Corporation, as of the date of this document, Mr. Bernay Box is the only major shareholder. Mr. Box beneficially owns 9,541,258 common shares of the Corporation, representing 6.4% of the outstanding common shares. Mr. Box does not have voting rights different from any other holder of common shares.

As of May 31, 2009, the Corporation's registered shareholder list showed 61 registered shareholders in the United States holding 42,468,361 common shares in the aggregate or approximately 28% of the outstanding common shares.

To the knowledge of the Corporation, the Corporation is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

B.                Related party transactions.

As described above under Item 4.A, in June of 2008, the Corporation participated in a secondary offering of common shares held by a former major shareholder.

C.                Interests of experts and counsel.

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

A.                Consolidated Statements and Other Financial Information.

The Corporation has provided financial statements under Item 17 below.

B.                Significant Changes.

Since December 31, 2008, no significant change has occurred.

ITEM 9.                THE OFFER AND LISTING

Markets and Price history.

The Corporation’s common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "PTS." The Corporation’s common shares are also quoted on the U.S. Over-The-Counter (OTC) Bulletin Board under the symbol "PTSEF." The following tables set forth the market price, range and trading volume of the common shares on the TSX for the periods indicated.

TSX – Trading Range (Canadian $)
Five Most Recent Financial Years	High $	Low $	Volume
2004	1.54	0.58	22,433,462
2005	1.25	0.64	21,100,604
2006	1.15	0.58	22,112,146
2007	4.19	0.68	42,776,387
2008	4.30	0.25	98,579,557

TSX – Trading Range (Canadian $)
Two Most Recent Financial Years by Quarter	High $	Low $	Volume
Fiscal 2008
Jan 1 – Mar 31	4.30	1.75	27,395,050
Apr 1 – Jun 30	2.75	1.07	35,711,738
Jul 1 – Sep 30	1.22	0.45	22,746,274
Oct 1 – Dec 31	0.75	0.25	12,728,495
Fiscal 2007
Jan 1 – Mar 31	1.15	0.68	6,706,417
Apr 1 – Jun 30	1.87	1.04	7,315,341
Jul 1 – Sep 30	1.85	1.30	5,784,372
Oct 1 – Dec 31	4.19	1.64	22,970,257
Six Most Recent Months
December 2008	0.49	0.31	2,881,596
January 2009	0.68	0.46	1,847,313
February 2009	0.50	0.30	4,208,689
March 2009	0.53	0.32	5,416,008
April 2009	0.50	0.35	2,611,280
May 2009	0.50	0.41	5,329,938

OTC Bulletin Board – Trading Range (US $)
Five Most Recent Financial Years	High $	Low $	Volume
2004	NA	NA	NA
2005	1.05	0.48	43,793,600
2006	1.03	0.51	60,229,400
2007	4.23	0.60	85,662,500
2008	4.27	0.22	74,266,600

OTC Bulletin Board – Trading Range (US $)
Two Most Recent Financial Years by Quarter	High $	Low $	Volume
Fiscal 2008	NA	NA	NA
Jan 1 – Mar 31	4.27	1.73	22,401,700
Apr 1 – Jun 30	2.72	1.07	21,730,800
Jul 1 – Sep 30	1.20	0.45	9,311,600
Oct 1 – Dec 31	0.70	0.22	20,822,500
Fiscal 2007
Jan 1 – Mar 31	0.99	0.60	17,091,200
Apr 1 – Jun 30	1.76	0.93	17,755,100
Jul 1 – Sep 30	1.82	1.28	15,363,200
Oct 1 – Dec 31	4.23	1.72	35,453,000
Six Most Recent Months
December 2008	0.41	0.25	11,696,700
January 2009	0.55	0.38	2,963,200
February 2009	0.42	0.25	2,521,200
March 2009	0.43	0.25	2,645,100
April 2009	0.42	0.28	3,098,200
May 2009	0.50	0.36	2,716,400

ITEM 10.                ADDITIONAL INFORMATION

A.                Share capital.

Not applicable.

B.                Memorandum and articles of association.

The Corporation exists under the Business Corporations Act (Canada) (the "CBCA"). There are no restrictions in the Corporation's articles or by-laws concerning the objects or purposes of the Corporation.

The CBCA requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a corporation, or who is a director or officer of (or an individual acting in a similar capacity), or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (b) one for indemnity of or insurance for directors as contemplated under the CBCA; or (c) one with an affiliate.

The Corporation's bylaws provide that the directors shall from time to time determine, by resolution, the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also, by resolution, award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the normal work ordinarily required of a director of the Corporation. The bylaws provide that confirmation of any such resolution by the Corporation's shareholders is not required.

Pursuant to the CBCA, the directors may: (a) borrow money upon the credit of the Corporation; (b) issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation; (c) give a guarantee on behalf of the Corporation to secure performance of an obligation to any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation. The foregoing powers may be varied through provisions in the articles or bylaws of or a unanimous shareholder agreement regarding the Corporation.

Each holder of a common share is entitled to receive notice of, to attend and to vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, the holders of the common shares are entitled to (a) receive dividends if, as and when declared by the directors of the Corporation; and (b) share equally in the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation. Directors stand for re-election at our annual general meeting of shareholders and not at staggered intervals. No cumulative voting is permitted in relation to the common shares.

The CBCA requires that any change in the rights, privileges and restrictions attached to the common shares must be approved by not less than three quarters of the votes cast at a duly convened meeting of shareholders at which the proposed change is put forward for consideration.

The CBCA requires the Corporation to call an annual shareholders' meeting not later than 15 months after holding the last preceding annual meeting (but no later than six months after the end of the Corporation's preceding financial year) and permits the Corporation to call a special shareholders' meeting at any time. In addition, in accordance with the CBCA, the holders of not less than 5% of the Corporation's shares carrying the right to vote at a meeting sought to be held may requisition the directors to call a special shareholders' meeting for the purposes stated in the requisition. The Corporation is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 60 days prior to the date of any annual or special shareholders' meeting. These materials are also filed with Canadian securities regulatory authorities and furnished to the SEC. The Corporation's bylaws provide that a quorum shall be persons present being not less than one in number and holding or representing by proxy not less than 15% of the total number of votes enjoying voting rights at the meeting.

There are no limitations under the laws of Canada or in the constating documents of the Corporation on the right of foreigners to hold or vote securities of the Corporation, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Corporation by a "non–Canadian". The threshold for acquisitions of "control" is generally defined as being one–third or more of the voting shares of the Corporation. "Non–Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non–Canadians.

The Securities Act (Ontario) provides that a person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer or who enters into, materially amends or terminates an arrangement the effect of which is to alter the insider's economic interest in a security of the issuer or the insiders economic exposure to the issuer. These reports must be filed within 10 days after the acquisition or transfer takes place or the arrangement is entered into, materially amended or terminated.

The Securities Act (Ontario) also provides that a person or company that acquires (whether or not by way of a take-over bid, offer to acquire or subscription from treasury) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing the prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a news release and file a report each time it acquires an additional 2% or more of the outstanding securities of the same class and every time there is a change to any material fact in the news release and report previously issued and filed.

The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d–3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act and promptly file an amendment to such report to disclose any material change to the information reported, including any acquisition or disposition of 1% of the outstanding securities of the registered class.

The Corporation's share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. There are no preferred shares outstanding. The Corporation may not create any new class of shares or make any modification to the provisions attaching to the Corporation's common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares. The Corporation may issue preferred shares with approval of the board of directors of the Corporation.

C.                Material contracts.

There are no material contracts, not entered into in the ordinary course of business, to which the Corporation or any of its subsidiaries are a party, for the two years preceding the date of this document.

D.                Exchange controls.

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Corporation's securities, except as discussed below under "Canadian Federal Income Tax Considerations" below.

E.                Taxation.

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences generally applicable to a holder of common shares of the Corporation (a "U.S. holder") who deals at arm's length with the Corporation, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada-United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. holder which is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. holders are advised to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. holder of common shares (including an individual or estate) who is entitled to full benefits under the Treaty will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The dividends may be exempt from such withholding in the case of some U.S. holders such as qualifying pension funds and charities. A U.S. holder who is not entitled to full benefits under the Treaty (or to the benefits of the Dividends Article of the Treaty) will generally be subject to Canadian withholding tax at the rate of 25% on such dividends.

In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Corporation at a time that the Corporation's shares are listed on the TSX unless (i) at any time in the 60-month period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Corporation was owned by the U.S. holder, persons with whom the U.S. holder did not deal at arm's length or the U.S. holder and such persons and (ii) the value of the common shares of the Corporation at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.

United States Federal Income Tax Considerations

The following is a brief summary of some of the principal U.S. federal income tax consequences to a holder of common shares of the Corporation, who deals at arm's length with the Corporation, holds the shares as a capital asset and who, for the purposes of the Internal Revenue Code of 1986, as amended (the "Code") and the Treaty, is at all relevant times a U.S Stockholder (as defined below).

As used herein, the term "U.S. Stockholder" means a holder of common shares of the Corporation who (for United States federal income tax purposes): (a) is a citizen or resident of the United States; (b) is a corporation created or organized in or under the laws of the United States or of any state therein; (c) is an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) is a trust if either (i) such trust has validly elected to be treated as a U.S. person or (ii) is subject to both the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all substantial trust decisions.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Stockholder and no representation is made with respect to the U.S. income tax consequences to any particular person. Accordingly, U.S. Stockholders are advised to consult their own tax advisors with respect to their particular circumstances.

For United States federal income tax purposes, the gross amount of all distributions, if any, paid with respect to the common shares out of current or accumulated earnings and profits ("E&P") to a U.S. Stockholder generally will be treated as foreign source dividend income to such holder, even though the U.S. Stockholder generally receives only a portion of the gross amount (after giving effect to the Canadian withholding tax as potentially reduced by the Treaty). To the extent a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the U.S. Stockholder's adjusted basis and then as gain from the sale of a capital asset.

Subject to the discussion below regarding Passive Foreign Investment Companies, gain or loss recognized by a U.S. Stockholder on the sale or other disposition of the common shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Stockholder's adjusted basis in the common shares and the amount realized upon its disposition. Capital gain or loss recognized by a U.S. Stockholder on the sale or other disposition of common shares will generally be sourced in the United States.

The Corporation will be classified as a passive foreign investment company (a "PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. The Corporation expresses no view on whether it is or is not a PFIC.

If the Corporation were to be classified as a PFIC, the consequences to a U.S. Stockholder will depend in part on whether the U.S. Stockholder has made a "Mark-to-Market Election" or a "QEF Election" with respect to the Corporation. If the Corporation is a PFIC during a U.S. Stockholder's holding period and the U.S. Stockholder does not make a Mark-to-Market Election or a QEF Election, the U.S. Stockholder will generally be subject to special rules including interest charges.

If a U.S. Stockholder makes a Mark-to-Market Election, the U.S. Stockholder would generally be required to include in its income the excess of the fair market value of the common shares as of the close of each taxable year over the U.S. Stockholder's adjusted basis therein. If the U.S. Stockholder's adjusted basis in the common shares is greater than the fair market value of the common shares as of the close of the taxable year, the U.S. Stockholder may deduct such excess, but only up to the aggregate amount of ordinary income previously included as a result of the Mark-to-Market Election, reduced by any previous deduction taken. The U.S. Stockholder's adjusted basis in its common shares will be increased by the amount of income or reduced by the amount of deductions resulting from the Mark-to-Market Election.

A U.S. Stockholder who makes a QEF Election would generally be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year that the Corporation is classified as a PFIC, even if no dividend distributions were received.

Under current U.S. law, if the Corporation is a PFIC in any year, a U.S. Stockholder must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received pursuant to a QEF Election) from the Corporation, any gain realized on a disposition of common shares and certain other information.

F.                Dividends and paying agents.

Not applicable.

G.                Statement by experts.

Not applicable.

H.                Documents on display.

The Corporation's filings with the SEC, including exhibits and schedules filed with this Form 20-F, may be reviewed and copied at prescribed rates at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Further information on the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Any reports, statements or other information that the Corporation files with the SEC may be read at the addresses indicated above and some of them may also be accessed electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

The Corporation also files reports, statements and other information with the Canadian Securities Administrators and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval web site at www.sedar.com.

I.                Subsidiary information.

Not applicable.

ITEM 11.                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The fair values of short-term financial assets and liabilities, including cash and cash equivalents, funds receivable from payment processors, short-term investments, security deposits, accounts payable and accrued liabilities and payable to loyalty program partners, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the Corporation has immediate access. When bid and ask prices are unavailable, the Corporation uses the closing price of the most recent transaction of that instrument. In the absence of an active market, the Corporation would determine fair value based on internal or external valuation models, such as option-pricing models, and discounted cash flow analysis, using observable market-based inputs.

Credit risk

The Corporation’s term deposits subject the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short-term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various ecommerce services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

The following table sets forth details of the aged receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts:

	2008	2007
Total accounts receivable	$2,510,781	$3,427,384
Less: Allowance for doubtful accounts	(63,256)	(73,728)
Total accounts receivable, net	$2,447,525	$3,353,656

Of which:

	2008	2007
Not past due	$2,061,994	$3,038,577
Past due for more than 31 days but no more than 60
days	163,262	273,439
Past due for more than 61 days but no more than 90
days	104,530	8,400
Past due for more than 91 days but no more than 120
days	14,345	10,914
Past due for more than 120 days	166,650	96,054
Less: Allowance for doubtful accounts	(63,256)	(73,728)
Total accounts receivable, net	$2,447,525	$3,353,656

Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts are as follows:

	2008	2007
Balance, beginning of year	$73,728	$73,735
Provision for doubtful accounts	27,473	55,703
Bad debts written off, net of recoveries, and other	(37,945)	(55,710)
Balance, end of year	$63,256	$73,728

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations and deficit, and is net of any recoveries that were provided for in a prior period.

Interest rate risk

The Corporation’s short-term investments subject the Corporation to interest rate risk. The Corporation’s exposure to interest rate risk is limited to the interest revenue that would be earned on cash invested in short-term investments and term deposits. Interest revenue earned in 2008 was $920,328 (2007 - $689,354; 2006 - $196,204). The global credit crisis in 2008 resulted in a decline in short-term interest rates in Canada and the United States in an effort by the Bank of Canada and US Federal Reserve to spur economic activity. While it is anticipated that the decline in short-term interest rates will adversely impact interest revenue in 2009, Management does not believe that the results of operations or cash flows of the Corporation will be affected to any significant degree.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar. The Corporation currently does not use financial instruments to hedge these risks.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.7 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of December 31, 2008	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.8183	1.4479	1.4097	0.9473
Financial assets (in thousands of dollars)
Cash and cash equivalents	$22,854	5,334	2,039	1,831	39
Funds receivable from payment processor	5,066	-	443	422	3
Short-term investments	792	841	-	-	-
Security deposits	2,250	-	34	84	1
Accounts receivable	2,448	364	275	33	-
	$33,410	CAD 6,539	GBP 2,791	EUR 2,370	CHF 43
Financial liabilities
Accounts payable and accrued liabilities	$3,217	1,835	193	-	-
Payable to loyalty program partners	25,967	-	1,575	1,581	20
	$29,184	CAD 1,835	GBP 1,768	EUR 1,581	CHF 20

ITEM 12.                DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages or delinquencies in existence as of the date of this filing.

ITEM 14.                MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                CONTROLS AND PROCEDURES

Management’s Responsibility For Financial Reporting

The 2008 audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the board of directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The board of directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The board carries out this responsibility principally through it’s audit committee.

The audit committee is appointed by the board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal control over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The audit committee reviews the Corporation’s annual consolidated financial statements, the external report of the independent registered chartered accountants, the comments by independent registered chartered accountants on Canada-United States of America reporting difference, auditor’s report and other information in the Annual Report. The committee reports findings to the board for consideration by the board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by Deloitte & Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Deloitte & Touche LLP has full and free access to the audit committee.

Disclosure Controls And Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the U.S. Securities and Exchange Commission ("SEC")) as of December 31, 2008. Based on that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective.

Management’s Report On Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting (as defined in the U.S. Code of Federal Regulations under 17 CFR 240.13a -15(f) or 240.15d -15(f)) is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that as of December 31, 2008, our internal control over financial reporting is effective.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the board of directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2008, has been audited by Deloitte & Touche LLP, the Corporation’s Independent Registered Chartered Accountants, who also audited the Corporation’s Consolidated Financial Statements for the year ended December 31, 2008. The attestation report of Deloitte & Touche LLP on management's assessment of the Corporation's internal control over financial reporting is included in the financial statements attached in Item 17 below.

Changes In Internal Control Over Financial Reporting

During the first quarter of 2008, the Corporation completed the remediation of the material weakness in internal control over financial reporting identified as of December 31, 2007 (and disclosed in the Corporation’s 2007 Annual Report), which resulted from untimely in-depth involvement of external advisors to supplement the corporation’s lack of knowledge of generally accepted accounting principles, in particular with respect to complex revenue recognition matters associated with upfront contract initiation fees in prior years. In connection with the remediation, the Corporation has implemented enhanced processes to a) identify internally transactions involving upfront contract initiation fees occurring during a reporting period and b) assess the accounting treatment to be used in connection with those transactions. In addition, the Corporation has engaged the services of external consultants, independent of the Corporation’s external auditors, to provide additional advice and technical expertise relating to its accounting interpretations on a timely basis. With the implementation of these corrective actions, management continues to believe that the material weakness has been remediated.

Management believes the Corporation has the sufficient qualified personnel with an appropriate level of knowledge and experience in the application of GAAP to exercise proper oversight over its financial reporting function and address the requirements of its normal financial accounting and reporting needs. As well, the use of external advisors to provide support and technical expertise in complex accounting issues will further reinforce disclosure controls and procedures and internal controls over financial reporting.

There have been no changes in the Corporation’s internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation's board of directors has determined that Douglas Carty, the Chairman of the Audit Committee, qualifies as an audit committee financial expert (as defined in Item 16A.(b) of Form 20-F) and is independent (as defined by the New York Stock Exchange).

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

ITEM 16B.             CODE OF ETHICS

The Corporation has adopted a code of ethics entitled "Points International Ltd. Code of Business Conduct & Ethics". The Code of Business Conduct & Ethics applies to all directors, officers and employees of the Corporation, including the Corporation’s principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct & Ethics is available at the Corporation’s Internet website, www.pointsinternational.com, in the Investor Relations - Corporate Governance section and is available in print to any shareholder upon written request to the Secretary of the Corporation.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Corporation’s external auditor in the last two fiscal years are as follows:

Auditor Fees	2008	2007
Audit fees (1)	$254,772	$103,412
Audit-related fees (2)	54,495	29,500
Tax fees (3)	22,813	28,320
All other fees (4)	189,912	-
Balance, end of year	$521,992	$161,232

Note:
(1)     Aggregate fees billed by the Corporation’s external auditors for the audit of the Corporation’s consolidated annual financial statements and attestation services that are provided by in connection with statutory and regulatory filings or engagements.
(2)     Aggregate fees billed by the Corporation’s external auditors for the review of the Corporation’s interim financial statements.
(3)     These fees are for preparation and filing of the Corporation’s Canadian and US legal entity tax returns.
(4)      Fees billed for professional services rendered on the prospectus related to the sale and issuance of common shares of the Corporation.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.             CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.             CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.                FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF POINTS INTERNATIONAL LTD.

We have audited the internal control over financial reporting of Points International Ltd. and subsidiaries (the "Company") as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 20, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

/s/ Deloitte and Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 20, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF POINTS INTERNATIONAL LTD.

We have audited the accompanying consolidated balance sheets of Points International Ltd. and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Points International Ltd. as of December 31, 2006, and for the year ended December 31, 2006, before the revisions discussed below to Note 1 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 7, 2007 except for Note 4, which was as of March 19, 2008. Their report contained an explanatory paragraph related to the Company’s restatement of the balance sheet, income statement and cash flow amounts for the year ended December 31, 2006 as discussed in Note 4 to the consolidated financial statements as at and for the year ended December 31, 2007.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Points International Ltd. and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2008, the Company changed its functional and reporting currency to the US dollar.

As discussed above, the financial statements of the Company as of December 31, 2006 were audited by other auditors who have ceased operations. These consolidated financial statements have been revised as follows:

  As described in Note 1, the Company changed its functional and reporting currency to the US dollar.
  The financial statements for the periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method whereby the assets and liabilities have been translated using the exchange rate prevailing at the balance sheet date, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. The statements of operations and of cash flows have been translated using the average exchange rates prevailing during each reporting period. All resulting exchange differences arising from the translation are included as a separate component of accumulated other comprehensive loss.
  Disclosures in Notes 19, 20, 21, 22, 25 and 29 have been adjusted for the change in functional and reporting currency.

We audited the adjustments to the 2006 consolidated financial statements to retrospectively apply the change in functional and reporting currency, as discussed above. Our procedures included (i) agreeing the previously reported financial position, results of operations and cash flows to previously issued consolidated financial statements, and (ii) testing the mathematical accuracy of the translation of the 2006 consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2006 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2006 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte and Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 20, 2009

Comments by Independent Registered Chartered Accountants on
Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2(q) to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated February 20, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte and Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 20, 2009

THE FOLLOWING IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY MINTZ & PARTNERS LLP IN CONNECTION WITH POINTS INTERNATIONAL LTD.’S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2006. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY MINTZ & PARTNERS LLP.

To the Shareholders of Points International Ltd.

We have audited the accompanying consolidated balance sheet of Points International Ltd. and subsidiaries (the “Company”) as at December 31, 2006, and the related consolidated statements of operations, comprehensive loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Points International Ltd. and subsidiaries as at December 31, 2006, and the results of their operations and their cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

As described in Note 4 to the consolidated financial statements, the accompanying consolidated financial statements of the Company as of December 31, 2006 and for the year then ended have been restated. We therefore amended our previous report dated March 7, 2007 on those financial statements based on our audit of the effect of the restatement to the Company’s restated financial statements as of December 31, 2006 and for the year then ended.

/s/ Mintz and Partners LLP

Toronto, Ontario
March 7, 2007 except for Note 4,
which is as of March 19, 2008
Chartered Accountants
Licensed Public Accountants

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

		Restated (Note 1)
	December 31,	December 31,
AS AT	2008	2007
ASSETS
CURRENT
Cash and cash equivalents (Note 4)	$22,854,494	$21,535,978
Funds receivable from payment processors (Note 5)	5,065,722	5,126,499
Short-term investments (Note 6)	791,880	7,405,499
Security deposits (Note 7)	2,249,582	1,561,175
Accounts receivable (Note 8)	2,447,525	3,353,656
Future income tax assets (Note 25)	600,815	600,815
Current portion of deferred costs (Note 12)	246,772	279,355
Prepaid and sundry assets	1,548,329	1,767,349
	35,805,119	41,630,326
PROPERTY AND EQUIPMENT (Note 9)	1,326,580	2,017,783
INTANGIBLE ASSETS (Note 10)	479,784	1,409,450
GOODWILL (Note 11)	4,204,755	4,204,755
DEFERRED COSTS (Note 12)	146,391	483,679
OTHER ASSETS (Note 13)	751,843	-
	6,909,353	8,115,667
	$42,714,472	$49,745,993
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$3,217,409	$3,487,927
Current portion of deferred revenue	1,087,059	1,629,525
Payable to loyalty program partners	25,966,589	30,749,149
Current portion of loan payable (Note 14)	-	5,927
	30,271,057	35,872,528
DEFERRED REVENUE	259,220	387,013
CONVERTIBLE PREFERRED SHARES (Note 15)	-	20,679,073
	30,530,277	56,938,614
SHAREHOLDERS’ EQUITY (DEFICIENCY)
ACCUMULATED OTHER COMPREHENSIVE LOSS	$(2,566,230)	$(2,566,230)
ACCUMULATED DEFICIT	(49,527,082)	(45,972,044)
	(52,093,312)	(48,538,274)

CAPITAL STOCK (Note 16)	56,662,421	34,887,258
WARRANTS (Note 17)	-	25,092
CONTRIBUTED SURPLUS (Note 18)	7,615,086	6,433,303
	12,184,195	(7,192,621)
	$42,714,472	$49,745,993

APPROVED ON BEHALF OF THE BOARD:

/s/ Stephen K. Bannon	Chairman
/s/ T. Robert Maclean	Director

See Accompanying Notes

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

		Restated (Note 1)	Restated (Note 1)
FOR THE YEARS ENDED DECEMBER 31	2008	2007	2006
REVENUE
Principal	$65,482,788	$19,643,412	$2,734,763
Commission	9,193,976	10,031,862	7,382,547
Interest	920,328	689,354	196,204
	75,597,092	30,364,628	10,313,514
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	55,786,075	14,390,201	-
Employment costs	11,175,498	8,756,374	7,193,824
Processing fees and related charges	2,931,214	1,505,890	721,564
Marketing and communications	1,259,359	1,543,681	2,306,390
Technology services	882,267	850,298	930,160
Amortization of property and equipment	1,084,862	1,699,382	1,502,592
Amortization of intangible assets	116,880	706,392	785,498
Amortization of deferred costs	330,731	441,699	469,053
Foreign exchange loss	756,046	518,441	11,043
Operating expenses (Note 19)	3,006,962	2,950,464	2,417,266
	77,329,894	33,362,822	16,337,390
OPERATING LOSS – before undernoted	(1,732,802)	(2,998,194)	(6,023,876)
OTHER EXPENSES
Interest on preferred shares	516,577	1,091,862	979,050
Interest and other charges	49,212	46,400	57,605
Interest on convertible debentures	-	-	169,698
Impairment of long-lived assets (Note 20)	1,256,447	-	-
	1,822,236	1,138,262	1,206,353

NET LOSS	$(3,555,038)	$(4,136,456)	$(7,230,229)
LOSS PER SHARE (Note 21)
Basic	$(0.03)	$(0.04)	$(0.07)
Diluted	$(0.03)	$(0.04)	$(0.07)

DEFICIT – Beginning of year	$(45,972,044)	$(41,835,588)	$(34,605,359)
NET LOSS	(3,555,038)	(4,136,456)	(7,230,229)
DEFICIT – End of year	$(49,527,082)	$(45,972,044)	$(41,835,588)

See Accompanying Notes

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in United States dollars)

		Restated (Note 1)	Restated (Note 1)
FOR THE YEARS ENDED DECEMBER 31	2008	2007	2006
COMPREHENSIVE LOSS
Net loss for the year	$(3,555,038)	$(4,136,456)	$(7,230,229)
Foreign currency translation adjustment	-	(981,714)	56,815
Comprehensive loss	$(3,555,038)	$(5,118,170)	$(7,173,414)

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance - Beginning of year	$(2,566,230)	$(1,584,516)	$(1,641,331)
Foreign currency translation adjustment	-	(981,714)	56,815
Balance – End of year	$(2,566,230)	$(2,566,230)	$(1,584,516)

See Accompanying Notes

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

		Restated	Restated
		(Note 1)	(Note 1)
FOR THE YEARS ENDED DECEMBER 31	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,555,038)	$(4,136,456)	$(7,230,229)
Items not affecting cash
Amortization of property and equipment	1,084,862	1,699,382	1,502,592
Amortization of deferred costs	330,731	441,699	469,053
Amortization of intangible assets	116,880	706,392	785,498
Foreign exchange loss / (gain) on non-cash items	988,640	4,900,924	189,276
Employee stock option expense (Note 17)	647,942	544,870	322,252
Interest on Series Two and Four preferred Shares	516,577	1,091,862	974,555
Interest accrued on convertible debentures	-	-	171,016
Impairment of long-lived assets	1,256,447	-	-
Changes in non-cash balances related to operations (Note 22(a))	(5,938,519)	6,128,967	4,487,361

CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES	(4,551,478)	11,377,640	1,671,374

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(651,375)	(865,494)	(904,405)
Additions to intangible assets	(185,945)	(160,885)	(101,128)
Purchase of short-term investments	(4,975,494)	(7,405,499)	-
Sale of short-term investments	11,589,113	-	2,062,187
Payments for the acquisition of MilePoint, Inc.	-	-	(351,247)
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	5,776,299	(8,431,878)	705,407

CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments (Note 14)	(5,927)	(27,341)	(26,184)
Share issuance on capital transaction (Note 16)	1,687,781	-	-
Issuance of capital stock on exercise of stock options
and warrants (Note 16)	269,673	1,372,473	384,516
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	1,951,527	1,345,132	358,332

EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN
FOREIGN CURRENCY	(1,857,832)	305,363	285,336

INCREASE IN CASH AND CASH EQUIVALENTS	1,318,516	4,596,257	3,020,450

CASH AND CASH EQUIVALENTS – Beginning of the year	21,535,978	16,939,721	13,919,271
CASH AND CASH EQUIVALENTS – End of the year	$22,854,494	$21,535,978	$16,939,721

Supplemental Information
Interest Received	$946,634	$647,735	$196,204
Interest Paid	$1,591	$4,075	$17,943

See Accompanying Notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

The accompanying consolidated financial statements of Points International Ltd. (the “Corporation” or the “Company”) include the financial position, results of operations and cash flows of the Corporation and its wholly-owned subsidiaries, Points.com Holdings Inc., Points International (US) Ltd. and Points International (UK) Limited and its indirect wholly-owned subsidiary, Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer- focused loyalty points management web-portal.

Effective January 1, 2008, the Corporation changed its functional and reporting currency to the US dollar (US$). The change in functional currency reflects the fact that the Corporation now conducts the majority of its business transactions in US$. Prior to January 1, 2008, the Corporation reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars (CAD$). The Corporation also changed its reporting currency to the US dollar. In making this change in reporting currency, the Corporation followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”.

Financial statements for periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method, based on the recommendations of EIC - 130. Under this method, assets and liabilities have been translated using the exchange rate prevailing at the balance sheet date, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. The statements of operations and of cash flows for prior periods have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All resulting exchange differences arising from the translation are included as a separate component of accumulated other comprehensive loss.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 29 describes and reconciles the significant measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America affecting the accompanying consolidated financial statements. A summary of significant accounting policies is set out below:

	a)	Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 2008 and 2007 and the revenues and expenses reported for three years ended December 31, 2008. On an ongoing basis, the Corporation evaluates its estimates, including those related to provisions for doubtful accounts, the provision for transaction losses (credit card chargebacks), income taxes, stock-based compensation, revenue recognition, and the valuation of goodwill, intangible assets and long-lived assets. The Corporation bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

b)	Revenue recognition

The Corporation’s revenue is categorized as principal, commission, and interest and is generated through the technology services provided to loyalty program partners. Revenue is recognized when evidence of an arrangement exists, the fee is fixed or determinable, services have been provided, and collection of the receivable is reasonably assured.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees are the up-front charges to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These technical design and development fees are recorded in accordance with Abstract 142 of the Emerging Issues Committee (“EIC-142”) of The Canadian Institute of Chartered Accountants (“CICA”) Handbook, “Revenue Arrangements with Multiple Deliverables”. As such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(ii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized on a percentage of completion basis.

(iii)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation’s role as a principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes substantive credit and inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee (“EIC-123”) of the CICA Handbook, “Reporting Revenue Gross as a Principal versus Net as an Agent”. Related costs are recorded as part of direct costs of principal revenue.

(iv)

Loyalty program sign-up fees are charged to loyalty program partners at the commencement of a business relationship to gain access to the Corporation’s proprietary Points.com web portal. This portal allows the end-consumers of loyalty programs to register and track the programs they participate in and allows them to transact loyalty currency in ways that are not possible within the core programs of the loyalty programs. The Corporation earns ongoing revenue from the ongoing transactions over the term of the contract. As such, in accordance with EIC-142, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(v)

Hosting fees are charged to certain loyalty program partners for the hosting of web-based services carried out by the Corporation. These fees are charged monthly to the loyalty program partners over the term of the contract. Revenue is recognized on a monthly basis over the term of the contract as it approximates the period of expected benefit.

(vi)

Management fees are charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation. This revenue is recognized over the period that the service is provided.

(vii)

Membership support revenue relates to fees charged to end-consumers who have subscribed for an upgraded membership on the Points.com web portal which gives them access to telephone support, exclusive contest access and additional bonus loyalty currency. Memberships are sold either on a monthly or annual basis. Revenue is recognized evenly over the term of the membership.

Commission Revenue

Commission revenue is a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Commission revenue is recorded on a net basis.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved Investment Policy. Interest revenue is recognized when earned on an accrual basis.

c)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments, with original or remaining maturity dates of three months or less when purchased, and are carried at cost which approximates their fair value because of the short-term nature of the instruments. These include cash and term deposits.

d)	Funds receivable from payment processors

Funds receivable from payment processors are amounts collected on behalf of the Corporation by payment processors. The funds are held for up to three days before being released to the Corporation.

e)	Short-term investments

Short-term investments consist of highly liquid investments (term deposits) with original maturity dates between three and twelve months, are classified as held to maturity, and are carried at amortized cost using the effective interest method. At the balance sheet dates, amortized cost approximated market value.

f)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is based on the estimated useful lives of the assets using the methods and annual rates as follows:

Furniture and equipment	20% declining balance basis
Computer equipment	30% declining balance basis
Software	straight-line over 3 years
Website development and technology	straight-line over 3 years
Leasehold improvements	straight-line over the lease term

In accordance with CICA Handbook Section 3063, “Impairment of long-lived assets,” the Corporation reviews its fixed assets for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If the fair value is less than the carrying amount of the asset, an impairment charge is recognized for the difference.

g)	Intangible assets

Patents will be amortized over the useful life of the patent, commencing when the patents have been granted. As of December 31, 2008, the Corporation does not have any registered patents. Registered trademarks have been determined to have an indefinite life and are therefore not amortized.

The fair value of the contract-based intangible assets acquired as part of the Corporation’s acquisition of the business assets of MilePoint, Inc. (see Note 10) are amortized over the estimated useful lives of the related contracts.

For finite lived intangible assets, the Corporation assesses impairment only if impairment indicators exist. If the carrying amount of the finite lived intangible asset cannot be recovered from undiscounted cash flows, an appropriate amount will be charged to income as an “impairment charge” at that time.

The Corporation tests its’ indefinite lived intangible assets for impairment at least annually, to determine whether the carrying value exceeds the fair value. If it is determined that an impairment exists, such impairment is charged to income at that time.

h)	Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment at least annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

i)	Deferred costs

In relation to the Corporation’s technology design and development revenue and loyalty program sign up fees involving revenue arrangements with multiple deliverables, the Corporation incurs direct upfront contract revenue initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred and amortized over the expected life of the agreement.

Direct costs associated with securing key loyalty program partner relationships are deferred and amortized over the expected life of the partner agreement.

j)	Payable to loyalty program partners

Payable to loyalty program partners includes amounts collected through ecommerce services for retailing, wholesaling and other loyalty currency services. The majority of these amounts are payable to the loyalty program partners within 45 days.

k)	Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and amortized over the expected life of the partner agreement. Deferred revenue also includes proceeds for mileage, where the issuance of this mileage to loyalty program members occurs at a later date. Deferred revenue also includes membership fees for services to be provided over a future period. This revenue is amortized over the membership term.

l)	Translation of foreign currency

Assets and liabilities denominated in foreign currencies are translated into United States dollars at exchange rates prevailing at the balance sheet date for monetary items. Revenue and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are accounted for and disclosed separately and are included in net earnings.

The results of foreign operations, which are financially and operationally integrated with the Corporation, are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into the Corporation’s reporting currency, the United States dollar, at the rate of exchange prevailing at year-end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average exchange rates prevailing during the year except for amortization, which is translated at the rates of exchange applicable to the related assets.

m)	Income taxes

The Corporation uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

The Corporation provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

n)	Earnings per share

The Corporation uses the treasury stock and if-converted method to calculate diluted earnings per share.

Diluted earnings per share considers the dilutive impact of the exercise of outstanding stock options and warrants, and conversion of preferred shares, as if the events had occurred at the beginning of the period or at a time of issuance, if later.

o)	Stock-based compensation

Employees

The Corporation has a stock option plan for directors, officers and employees. The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. Any consideration paid on the exercise of stock options is added to share capital with the related portion previously added to contributed surplus when the compensation costs were charged to earnings.

Non-employees

For stock-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

p)	Financial instruments

Financial instruments are classified into one of the following five categories: held-for- trading (assets or liabilities), available-for-sale investments, loans and receivables, held- to-maturity, and other financial liabilities. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. All financial instruments are initially measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument.

Held-for-trading (assets or liabilities)

This category is comprised of certain investments in equity and debt instruments, stand- alone derivatives, other than those designated as hedging items, and embedded derivatives requiring separation. They are carried in the balance sheet at fair value with changes in fair value recognized in the statements of operations.

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. They are initially recognized at fair value and subsequently carried at amortized cost, using the effective interest method, less any provision for impairment.

Held-to-maturity investments

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity and comprises certain investments in debt securities. These assets are initially recognized at fair value and subsequently carried at amortized cost, using the effective interest method, less any provision for impairment.

Available-for-sale investments

Non-derivative financial assets not included in the above categories are classified as available-for-sale and comprise certain investments in equity instruments, including the Company’s investments in private companies. When the financial instruments have a quoted market price in an active market, they are carried at fair value with changes in fair value recognized as a separate component of other comprehensive income. When they do not have a quoted market price in an active market, they are carried at cost. Where a decline in the fair value is determined to be other than temporary, the amount of the loss is removed from accumulated other comprehensive income and recognized in the statements of operations.

Other financial liabilities

Other financial liabilities includes all financial liabilities other than those classified as held-for-trading and comprise trade payables, other short-term monetary liabilities, and the debt element of convertible debt. These liabilities are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

The Corporation’s financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents
Funds receivable from payment processors
Short-term investments
Security deposits
Accounts receivable
Accounts payable and accrued liabilities
Payable to loyalty program partners
Loan payable
Convertible preferred shares	Held-for-trading Loans and receivables Held-to-maturity Loans and receivables Loans and receivables Other liabilities Other liabilities Other liabilities Other liabilities	Fair value Amortized cost Amortized cost Amortized cost Amortized cost Amortized cost Amortized cost Amortized cost Amortized cost

q)	Adoption of new accounting policies

Financial Instruments: Disclosures

On January 1, 2008, the Corporation adopted Section 3862, “Financial Instruments – Disclosures” of the CICA Handbook.

This Section sets out the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements the principles of recognition, measurement and presentation of financial instruments of Sections 3855, “Financial Instruments – Recognition and Measurement,” 3863, “Financial Instruments – Presentation” and 3865, “Hedges.” The adoption of this Section requires that the Corporation now present sensitivity analysis regarding foreign exchange risk, interest rate risk, commodity price risk and stock-based compensation costs risk. Comparative information about the nature and extent of risks arising from financial instruments has not been disclosed as such disclosure is not required in the year Section 3862 is adopted.

Financial Instruments: Presentation

On January 1, 2008, the Corporation adopted Section 3863, “Financial Instruments – Presentation.” This Section establishes standards for presentation of financial instruments and non-financial derivatives. This information is provided in Note 24, Financial Instruments.

Capital Disclosures

On January 1, 2008, the Corporation adopted Section 1535, “Capital Disclosures.” This Section established standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital. This information is provided in Note 23, Capital Disclosures.

Accounting Changes

On January 1, 2008, the Corporation adopted the revised version of Section 1506, “Accounting Changes.” This Section establishes criteria for changing accounting policies and treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The adoption of this Section had no impact on the Corporation.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The purpose of this Section is to establish standards for the recognition, measurement, and disclosure of goodwill and intangible assets and to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Corporation is currently evaluating the impact of the adoption of the above standard on the financial statements.

Financial Statement Concepts

In February 2007, the CICA issued Section 1000, “Financial Statement Concepts”. This Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt this new standard for its fiscal year beginning January 1, 2009. Section 1000 on financial statements concepts removes references to recognition of assets and liabilities solely on the basis of matching of net income items and clarifies timing of expense recognition and the creation of an asset. The Corporation is currently evaluating the impact of the adoption of this new Section on the financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) of the CICA affirmed its intention to replace Canadian GAAP with IFRS. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the new standard will apply to the Corporation effective for the year commencing January 1, 2011. While the Corporation has started to assess the adoption of IFRS for 2011, the impact to the balance sheet and ongoing results of operations resulting from the transition to IFRS cannot be reasonably estimated at this time.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of:

	2008	2007
Cash	$22,854,494	$6,637,565
Term deposits	-	14,898,413
	$22,854,494	$21,535,978

5.	FUNDS RECEIVABLE FROM PAYMENT PROCESSORS

Funds receivable from payment processors are funds due from the Corporation’s credit card processors. These funds represent amounts collected from customers and are typically deposited directly to the Corporation’s bank account within 3 business days from the date of sale.

6.	SHORT-TERM INVESTMENTS

As at December 31, 2008, the balance was comprised of $307,681 (2007 – $7,305,499) in term deposits with original maturity dates between 3 months and 12 months, and $484,199 (2007 – $100,000) deposited with the Corporation’s bank as collateral for a commercial letter of credit issued in accordance with the terms of a business arrangement. The interest rate on the short-term investments at year end was 2.07% per annum (December 31, 2007 – 5.31%).

7.	SECURITY DEPOSITS

Security deposits are amounts held by the Corporation’s payment processors as collateral in accordance with the terms of the credit card processing agreements. This collateral balance is based on a percentage of the Corporation’s processing volume over six months.

8.	ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website and for amounts charged with respect to the loyalty program sign-up and the technology design and development fees. The amount is presented net of an allowance for doubtful accounts. The allowance was $63,256 at December 31, 2008 (December 31, 2007 - $73,728).

9.	PROPERTY AND EQUIPMENT

		Accumulated	Net Carrying
2008	Cost	Amortization	Amount
Furniture and equipment	$718,637	$424,775	$293,861
Computer equipment	1,037,869	722,293	315,576
Software	1,441,144	1,360,532	80,613
Website development & technology	8,386,300	7,868,367	517,933
Leasehold improvements	889,096	770,499	118,597
	$12,473,046	$11,146,466	$1,326,580

		Accumulated	Net Carrying
2007	Cost	Amortization	Amount
Furniture and equipment	$543,211	$341,421	$201,790
Computer equipment	872,168	588,804	283,364
Software	1,376,629	1,172,184	204,445
Website development & technology	8,479,872	7,365,443	1,114,429
Leasehold improvements	845,639	631,884	213,755
	$12,117,519	$10,099,736	$2,017,783

In December 2008, the Corporation recorded an impairment charge of $257,716 related to website development and technology assets. The impairment charge is related to technical assets for which the Corporation will not continue to fund. Changes in the marketplace were sufficient to indicate impairment to the carrying value. The Corporation’s approach in determining the recoverable amount utilized a discounted cash flow methodology, which involved making estimates and assumptions regarding revenue growth, operating margins, and discount rates. These estimates may differ from actual results of operations and cash flows. In the Consolidated Statements of Operations, the impairment charge is included in the Impairment of long-lived assets line (see Note 20).

10.	INTANGIBLE ASSETS

Intangible assets of $479,784 (2007 - $1,409,450) are comprised of finite lived assets and indefinite lived intangible assets.

a) Finite lived intangible assets

		Accumulated	Net Carrying
2008	Cost	Amortization	Amount
Patents	$402,507	$-	$402,507
MilePoint contracts and customer list	3,445,074	3,445,074	-
	$3,847,581	$3,445,074	$402,507

		Accumulated	Net Carrying
2007	Cost	Amortization	Amount
Patents	$802,929	$-	$802,929
MilePoint contracts and customer list	3,859,470	3,328,191	531,279
	$4,662,399	$3,328,191	$1,334,208

The Corporation has several patent applications pending approval that relate directly to the process and technology that run the Corporation’s current business platform. The carrying amounts are representative of actual costs incurred to date in pursuing patent applications. Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. To date, none of the patents have been granted and therefore no amortization has been recorded.

On March 31, 2004, the Corporation acquired substantially all of the business assets of MilePoint, Inc., a loyalty program technology provider and operator. As part of the acquisition, the Corporation acquired the customer list and contracts between MilePoint and certain loyalty program partners for the operation of technology solutions. The fair value assigned to the contracts and customer list at the time of acquisition was $3,859,470. The useful life of the MilePoint contracts and customer list is finite and amortization is on a straight-line basis over the remaining term of the contracts.

For finite lived assets, the Corporation assesses impairment only if impairment indicators exist. If the carrying amount of the finite lived asset cannot be recovered from undiscounted future cash flows, an appropriate amount will be charged to income as an “impairment charge” at that time.

In December 2008, the Corporation recorded an impairment charge of $414,396 related to the remaining carrying value of its MilePoint contracts and customer list asset. The remaining carrying value related solely to a contract with one loyalty program partner. The partner discontinued its use of the product associated with this contract, which was sufficient to suggest impairment. Management determined that it would be unable to recover the remaining carrying value of the asset since no future cash flows could be attributed to the asset. The impairment charge is included in the Impairment of long-lived assets line (see Note 20) in the Consolidated Statements of Operations.

In December 2008, Management re-evaluated its patent strategy. Management determined that it would abandon the pursuit of certain patent applications which did not support the long-term strategic plans of the Corporation. The Corporation recorded an impairment charge of $584,335 which represented the costs incurred in pursuing the patent applications that have now been abandoned. The impairment charge is included in the Impairment of long-lived assets line (see Note 20) in the Consolidated Statements of Operations.

b) Indefinite lived intangible assets

The Corporation holds several trademark registrations in Canada and the United States. The carrying amounts of $77,277 (December 31, 2007 – $75,242) are representative of actual costs incurred to date in registering trademarks. Registered trademarks have an indefinite life and will not be amortized unless it is determined that they have become impaired.

The Corporation tests its indefinite lived assets for impairment at least annually to determine whether the carrying value exceeds the fair value. If it is determined that an impairment exists, such impairment is charged to income at that time. As at December 31, 2008, there has been no impairment.

11.	GOODWILL

Goodwill of $4,204,755 (2007 – $4,204,755) relates entirely to the excess of the purchase price over the fair values of the business assets of MilePoint, Inc. acquired in 2004 (see Note 10). In accordance with the CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, a valuation of the goodwill occurs annually at year end. As at December 31, 2008, there has been no impairment.

12.	DEFERRED COSTS

Deferred costs include the following: (1) direct upfront contract initiation costs associated with website application design and development revenues; and (2) direct partner relationship costs, which relate to the issuance of shares by the Corporation to a key loyalty program partner to secure the relationship.

Upfront contract initiation costs relate to the Corporation’s partner sign-up and technology design and development revenues involving arrangements with multiple deliverables and are deferred and recognized over the expected life of the agreement. Direct partner relationship costs are amortized over the expected benefit period of this relationship.

The current portion of deferred costs include the following:

Current portion of deferred costs	2008	2007
Upfront contract initiation costs	$246,772	$279,355

Non-current deferred costs	2008	2007
Upfront contract initiation costs	$144,762	$151,317
Partner relationship costs	1,629	332,362
Total	$146,391	$483,679

13.	OTHER ASSETS

Other assets include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com promotional activities. The current portion of this asset is recorded under the Prepaid and sundry assets line. The partial classification of the reward currencies as non-current in 2008 represents a change in the estimate of the projected use of these currencies.

14.	LOAN PAYABLE

In August 2004, the Corporation entered into an agreement with its landlord, whereby the landlord loaned the Corporation CAD$107,000 in respect of amounts that the Corporation had spent on leasehold improvements. The loan was repayable over 43 months and bore an interest rate of 10% per annum. The Corporation repaid the remainder of the loan of $5,927 in February 2008.

15.	CONVERTIBLE PREFERRED SHARES

a) Series Two preferred share

In 2003, the Corporation issued one Series Two preferred share for aggregate consideration of CAD$12.4 million. The Series Two preferred share was a voting, convertible share and ranked equally with the Series One preferred share, the Series Three preferred share, the Series Four preferred share and the Series Five preferred share, and in priority to the common shares. The Series Two preferred share was convertible until 5:00 p.m. on March 31, 2013 (Toronto time), for no additional consideration, into 24,028,016 common shares subject to adjustment in accordance with its anti-dilution protection provisions (the "Underlying Shares").

If not converted, the Series Two preferred share would have been redeemed on March 31, 2013 for the greater of CAD$12,400,000 plus 7% per annum interest calculated on a daily basis from the date of issue of the Series Two preferred share and the market value of the common shares into which the Series Two preferred share could then be converted.

On June 11, 2008, the holder of the Series Two preferred share exercised its right to convert the Series Two preferred share into 24,028,016 common shares of the Corporation (See Note 16 (a)).

b) Series Four preferred share

In 2005, the Corporation issued one Series Four preferred share for aggregate cash consideration of CAD$3,454,611.

The Series Four preferred share was a voting, convertible share and ranked equally with the Series One Preferred Share, the Series Two preferred share, the Series Three preferred share and the Series Five preferred share, and in priority to the Common Shares. The Series Four preferred share was convertible until 5:00 p.m. on March 31, 2013 (Toronto time), for no additional consideration, into 5,411,434 common shares, subject to adjustment in accordance with its anti-dilution protection provisions. In all material respects, including anti-dilution protection, the terms of the Series Four preferred share were identical to the Series Two preferred share.

If not converted, the Series Four preferred share would have been redeemed by the Corporation on March 31, 2013 for the greater of CAD$3,454,611 plus 7% per annum interest calculated on a daily basis from the date of issue of the Series Four preferred share and the market value of the common shares into which the Series Four preferred share could then be converted.

On June 11, 2008, the holder of the Series Four preferred share exercised its right to convert the Series Four preferred share into 5,411,434 common shares of the Corporation (See Note 16 (a)).

16.	CAPITAL STOCK

Authorized

Unlimited common shares
1 Series Two preferred share
1 Series Three preferred share
1 Series Four preferred share
1 Series Five preferred share

Issued

The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

		Cash
Common shares	Number	Proceeds	Amount

Balance January 1, 2007	114,204,189	$-	$32,464,188

Issued on exercise of stock options (i)	1,224,434	723,189	983,485
Issued in exchange for property (shares in subsidiary) (ii)	3,834,114	48,905	711,678
Issued on exercise of warrants (iii)	757,378	600,379	727,907

Balance December 31, 2007	120,020,115	1,372,473	34,887,258

Conversion of preferred shares (iv)	29,439,450	-	20,326,458
Share surrender and cancellation (v)	(1,591,322)	-	(586,880)
Shares issued (vi)	1,591,322	2,562,928	2,562,928
Share issuance costs (vii)		(875,147)	(875,147)
Exercise of stock options (viii)	212,505	147,773	200,812
Exercise of warrants (ix)	148,870	121,900	146,992

Balance December 31, 2008	149,820,940	$1,957,454	$56,662,421

i)	1,224,434 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from CAD$0.22 to CAD$1.37 per share.

ii)

1,531,257 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair value for 3,834,114 of the Corporation’s common shares.

iii)	757,378 common share purchase warrants (valued at CAD$156,020), issued in connection with the IAC/InterActiveCorp financing, were exercised for consideration of CAD$628,624.

iv)

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert the Series Two and Series Four preferred shares into 24,028,016 and 5,411,434 common shares, respectively.

v)	On June 11, 2008, immediately following the conversion of the preferred shares, the same shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation.

vi)	On June 11, 2008, the Corporation issued 1,591,322 new common shares from treasury at CAD$1.65 per share to the syndicate of underwriters.

vii)	Share issuance costs of $875,147 were incurred by the Corporation related to all capital transactions on June 11, 2008.

viii)	212,505 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from CAD$0.22 to CAD$1.01 per share.

ix)	On April 1, 2008, the remaining 148,780 warrants were exercised in full at a price of CAD$0.83 per share.

Capital Transactions

On June 11, 2008, the holder of the Series Two and Series Four preferred shares converted its preferred shares into common shares of the Corporation and entered into a secondary market transaction with a syndicate of underwriters to sell its holdings in the Corporation through a financing transaction. Under the terms of the Series Two and Series Four preferred shares, the Corporation was required to cooperate with any financing activity led by the holders. This included management time to assist with marketing and sale of common shares. The pricing set by the syndicate before transaction costs was $1.65 CAD per share. Total share issuance costs incurred by the Corporation, related to all capital transactions, were $875,147.

The following summarizes the transactions that took place related to this conversion.

a) Conversion of preferred shares

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert the Series Two and Series Four preferred shares into 24,028,016 and 5,411,434 common shares, respectively, of the Corporation. As a result of the conversion, the Corporation’s liability related to the Series Two preferred share was reduced by $16,200,815 (including accrued interest of $4,097,175) and its liability related to the Series Four preferred share was reduced by $4,125,643 (including accrued interest of $753,597). In total, a $20,326,458 reduction in the liability related to the convertible preferred shares has been recorded as share capital on the conversion and represents the stated value of the common shares that were issued as part of this transaction.

The change in the convertible preferred shares from December 31, 2007 to the date of conversion and the amounts included in income for the year are as follows:

Convertible preferred shares

Balance at January 1, 2008	$20,679,073
Interest on preferred shares	516,577
Foreign exchange gain	(869,192)
Balance at June 11, 2008	20,326,458
Conversion of preferred shares	(20,326,458)
Balance at December 31, 2008	$-

b) Share surrender and cancellation

Immediately following the conversion of the preferred shares, the same shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation. The stated value of the shares cancelled was calculated at the average amount of the shares in capital stock and amounted to $586,880. Share capital was reduced by this amount and an equal amount was credited to contributed surplus to account for this transaction.

c) Issuance of common shares

As part of the financing transaction, the Corporation issued 1,591,322 new common shares from treasury, at $1.65 CAD to the syndicate of underwriters. As a result, before share issuance costs, the share capital of the Corporation was increased by $2,562,928.

Share transactions on	Number of shares		Amount in US$
June 11, 2008

	Preferred	Common	Preferred	Common	Contributed
					Surplus
Conversion of Series Two
preferred share	(1)	24,028,016	$(16,200,815)	$16,200,815	$-
Conversion of Series Four	(1)	5,411,434	(4,125,643)	4,125,643	-
preferred share
Surrender and cancellation
of common shares	-	(1,591,322)	-	(586,880)	586,880
Stock issued from treasury at
$1.65 CAD	-	1,591,322	-	2,562,928	-
Share issue costs	-	-	-	(875,147)	-
Total	(2)	29,439,450	$(20,326,458)	$21,427,359	$586,880

17.	OPTIONS AND WARRANTS

	a)	Stock option plan

The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire five years from the grant date. The 2007 exceptions to the three-year vesting period consist of 100,000 options which vested upon grant and 600,000 options which vest based on performance criteria and expire five years from the grant date. In 2008, the shareholders of the Corporation approved an increase in the maximum number of issuable shares under the stock option plan from 14,058,406 to 18,000,000.

	2008	2007
Options authorized by shareholders	18,000,000	14,058,406
Less: options exercised	(6,812,318)	(6,599,813)
Net options authorized	11,187,682	7,458,593
Less: options issued & outstanding	(8,494,298)	(7,202,541)
Options available to grant	2,693,384	256,052

b)	Stock options

Stock-based compensation plan

At December 31, 2008, the Corporation had one stock-based compensation plan, which is described above. The Corporation accounts for stock options granted under this plan in accordance with the fair value based method of accounting for stock-based compensation.

The estimated fair value of the options that are ultimately expected to vest is recorded over the option’s vesting period and charged to stock-based compensation. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. The compensation cost that has been charged against income and included in employment costs for this plan is $647,942 for 2008 ($544,870 for 2007).

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in years 2004 to 2008 respectively: dividend yield of nil for all five years; expected volatility is calculated for each grant date and has ranged from 29% to 64%, risk-free interest rate has ranged from 1.8% to 4.4% with an expected life of 3 years. The fair value of options granted in 2008, 2007 and 2006 were calculated using the following weighted assumptions:

	2008	2007	2006
Dividend yield	nil	nil	Nil
Risk-free rate	3.28%	4.07%	4.05%
Expected volatility	57.1%	42.1%	40.1%
Expected life of options	3	3	3

A summary of the status of the Corporation’s stock option plan as of December 31, 2008 and 2007, and changes during the years ended on those dates are presented below.

	2008		2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of Year	7,202,541	$1.17	4,113,085	$0.86
Granted	2,099,242	1.40	5,177,334	1.26
Exercised	(212,505)	0.70	(1,224,434)	0.62
Expired	(522,500)	1.11	(20,000)	0.27
Forfeited	(72,480)	0.98	(843,444)	1.02
End of year	8,494,298	$1.25	7,202,541	$1.17
Exercisable at end of year	3,086,169	$1.13	1,624,499	$1.00
Weighted average fair
value of options granted	CAD$0.50		CAD$0.28

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of Exercise	Number of	contractual life	price (in	Number of	price (in
Prices	options	(years)	CAD$)	options	CAD$)
$0.01 to $0.49	12,500	4.96	$ 0.41	-	n/a
$0.50 to $0.99	2,492,090	3.00	$ 0.84	1,116,142	$ 0.82
$1.00 to $1.49	3,623,374	3.44	$ 1.16	1,540,867	$ 1.18
$1.50 to $1.99	2,261,334	3.82	$ 1.79	412,494	$ 1.77
$2.00 and over	105,000	3.95	$ 2.17	16,666	$ 2.02
	8,494,298			3,086,169

Options outstanding but not exercisable:

	Vest based on employee		Vest based on performance
	service		criteria
		Weighted		Weighted
		average		average
Range of Exercise	Number of	exercise price	Number of	exercise price
Prices	options	(in CAD$)	options	(in CAD$)
$0.01 to $0.49	12,500	$ 0.41	-	n/a
$0.50 to $0.99	1,375,948	$ 0.87	-	n/a
$1.00 to $1.49	1,782,507	$ 1.14	300,000	$ 1.23
$1.50 to $1.99	1,848,840	$ 1.79	-	n/a
$2.00 and over	88,334	$ 2.20	-	n/a
	5,108,129		300,000

Options granted in 2008

	Exercise price equals market		Exercise price exceeds
	price on grant		market price on grant
				Weighted
		Weighted		average
Range of Exercise	Number of	average exercise	Number of	exercise price
Prices	options	price (in CAD$)	options	(in CAD$)
$0.01 to $0.49	5,125	$ 0.41	-	n/a
$0.50 to $0.99	50,000	$ 0.60	613,408	$ 0.90
$1.00 to $1.49	342,500	$ 1.07	-	n/a
$1.50 to $1.99	1,025,834	$ 1.81	-	n/a
$2.00 and over	55,000	$ 2.31	-	n/a
	1,485,834		613,408

The expense to be recognized in future periods from the options outstanding at year-end using the year end foreign exchange rate is estimated to be $971,608. No options were exercised or cancelled subsequent to year-end.

c)	Stock options of Points.com Inc.

In addition to the stock options described above, Points.com Inc., the Corporation's indirect wholly-owned subsidiary, had one stock-based compensation plan. No further Points.com Inc. common shares are authorized for issuance under this plan and all previously outstanding options have been exercised. Under this plan, Points.com Inc. founders, employees, directors and advisors were previously issued and, therefore, had outstanding stock options. No options were granted in this plan subsequent to 2000.

The holders of the remaining 1,531,257 options (all with strike prices at or below CAD$0.055 per share) had the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the Corporation. The Corporation used a ratio of 2.5039 common shares per Points.com Inc. common share for this purpose. In 2007, all remaining 1,531,257 options were exercised at a weighted average exercise price of CAD$0.03. All of the Points.com Inc. common shares received were put to the Corporation for 3,834,114 common shares of the Corporation.

d)	Warrants

Warrants outstanding are as follows:

	2008		2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Warrants	(in CAD$)	Warrants	(in CAD$)
Beginning of Year	148,870	$ 0.83	906,248	$ 0.83
Granted	-	-	-	-
Exercised	(148,870)	$ 0.83	(757,378)	$0.83
Forfeited	-	-	-	-

End of year	-	-	148,870	$ 0.83

Exercisable at end of year	-	$ -	148,870	$ 0.83

e)	Warrants of Points.com Inc.

Points.com Inc., had issued or committed to issue 2,848,050 warrants to airline loyalty program partners that expired unexercised on April 1, 2007. Each warrant entitled the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96.

f)	Fair value of warrants

The weighted-average grant-date fair value of warrants granted were estimated at their grant date at CAD$0.21 using the Black-Scholes option-pricing model. The pricing model assumed a weighted-average risk-free interest rate of 3.8%, weighted-average expected dividend yield of nil, weighted-average expected common stock price volatility of 30% and a weighted-average expected life of 3 years. During the year, 148,870 common share purchase warrants (valued at CAD$30,667), issued in connection with the IAC/InterActiveCorp financing, were exercised for consideration of CAD$123,562.

18.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

	2008	2007
Contributed surplus – opening balance	$6,433,303	$6,811,376
Compensation cost	647,942	544,880
Fair value of options exercised	(53,039)	(922,953)
Share surrender and cancellation (Note 16 (b))	586,880	-
Contributed surplus – ending balance	$7,615,086	$6,433,303

19.	OPERATING EXPENSES

Operating expenses are comprised of:

	2008	2007	2006
Office expenses, travel and personnel	$1,405,742	$1,279,869	$1,009,057
Professional fees	1,024,287	1,072,919	730,393
Insurance, bad debts and governance	576,933	597,676	677,816
	$3,006,962	$2,950,464	$2,417,266

20.	IMPAIRMENT OF LONG-LIVED ASSETS

Impairment of long-lived assets is comprised of impairment charges related to the following assets:

	2008	2007	2006
Website development and technology (Note 9)	$257,716	$-	$-
MilePoint contracts and customer list (Note 10)	414,396	-	-
Patents (Note 10)	584,335	-	-
	$1,256,447	$-	$-

21.	LOSS PER SHARE

Weighted average number of shares outstanding

	2008	2007	2006
Average number of common shares outstanding	136,636,629	118,307,829	108,258,453

Effect of dilutive securities	1,153,896	31,010,843	30,381,946
Average diluted number of common shares outstanding	137,790,525	149,318,672	138,640,399

a)	Basic loss per share

Loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year.

b)	Diluted loss per share

Diluted loss per share represents what the loss per share would be if instruments convertible into common shares had been converted at the beginning of the period.

Convertible Preferred Shares

In determining diluted earnings per share, net income available to common shareholders is increased by the amount of interest accrued on the convertible preferred shares as this interest expense would not have been incurred if the shares had been converted at the beginning of the year. Similarly, the average number of common shares outstanding is increased by the number of shares that would have been issued had the conversion taken place at the beginning of the year.

Employee Stock Options

In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised at the beginning of the year, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased if using the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Stock options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

In 2008, 2007 and 2006, the diluted loss per share is equal to the basic loss per share as the effect of conversions, options and warrants was anti-dilutive.

22.	STATEMENT OF CASH FLOWS

Changes in non-cash balances related to operations are as follows:

	2008	2007	2006
Increase in security deposits	$(688,407)	$(269,520)	$(210,409)
Decrease (increase) in funds receivable from payment
processors	60,777	(1,394,684)	(683,169)
Decrease (increase) in accounts receivable	906,131	(955,086)	528,044
Decrease (increase) in deferred costs	39,140	(985,469)	(257,430)
Decrease (increase) in prepaids and sundry assets	219,020	309,815	(345,383)
Increase in other assets	(751,843)	-	-
(Decrease) increase in accounts payable and accrued
liabilities	(270,518)	303,097	873,422
(Decrease) increase in deferred revenue	(670,259)	708,276	483,982
(Decrease) increase in payable to loyalty program
partners	(4,782,560)	8,412,538	4,098,304
	$(5,938,519)	$6,128,967	$4,487,361

a)	Supplemental information Capital Taxes

The Corporation paid capital taxes of $47,621 (2007 - $41,017; 2006 - $32,737) in the year.

Non-cash transactions were as follows:

	2008	2007
Options exercised in Points.com Inc .
Number of options (Note 17 (c))	-	1,531,257
Common shares issued of Points International Ltd.	-	3,834,114
Fair value	-	$662,774
Revenue earned for membership fees paid in one-week
accommodation certificates (i)	-	$34,718

(i)	The certificates are valued at their average cost and are included in prepaid and sundry assets. The cost is recognized as the accommodation certificates are used.

23.	CAPITAL DISCLOSURES

The Corporation defines its capital as follows:

(i)	Shareholders’ equity;
(ii)	Convertible preferred shares;
(iii)	Cash and cash equivalents and short-term investments.

The amounts included in the Corporation’s capital are as follows:

	2008	2007

Shareholders’ equity (deficiency)	$12,184,195	$(7,192,621)
Convertible preferred shares	$-	$20,679,073
Cash and short term investments	$23,646,374	$28,941,477

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements.

There were no changes in the Corporation’s approach to capital management during the period.

24.	FINANCIAL INSTRUMENTS

The fair values of short-term financial assets and liabilities, including cash, short-term deposits, interest receivable and accounts payable and accrued liabilities, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the Corporation has immediate access. When bid and ask prices are unavailable, the Corporation uses the closing price of the most recent transaction of that instrument. In the absence of an active market, the Corporation would determine fair value based on internal or external valuation models, such as option-pricing models, and discounted cash flow analysis, using observable market-based inputs.

Credit risk

The Corporation’s term deposits subject the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short-term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various ecommerce services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

The following table sets forth details of the aged receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts:

	2008	2007

Total accounts receivable	$2,510,781	$3,427,384
Less: allowance for doubtful accounts	(63,256)	(73,728)
Total accounts receivable, net	$2,447,525	$3,353,656

Of which:

	2008	2007
Not past due	$2,061,994	$3,038,577
Past due for more than 31 days but no more than 60
days	163,262	273,439
Past due for more than 61 days but no more than 90
days	104,530	8,400
Past due for more than 91 days but no more than
120 days	14,345	10,914
Past due for more than 120 days	166,650	96,054
Less: Allowance for doubtful accounts	(63,256)	(73,728)
Total accounts receivable, net	$2,447,525	$3,353,656

Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts are as follows:

	2008	2007

Balance, beginning of year	$73,728	$73,735
Provision for doubtful accounts	27,473	55,703
Bad debts written off, net of recoveries, and other	(37,945)	(55,710)
Balance, end of year	$63,256	$73,728

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations and deficit, and is net of any recoveries that were provided for in a prior period.

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar. The Corporation currently does not use financial instruments to hedge these risks.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.7 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of December 31, 2008	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.8183	1.4479	1.4097	0.9473
Financial assets (in thousands of dollars)
Cash and cash equivalents	$22,854	5,334	2,039	1,831	39
Funds receivable from payment processor	5,066	-	443	422	3
Short-term investments	792	841	-	-	-
Security deposits	2,250	-	34	84	1
Accounts receivable	2,448	364	275	33	-
	$33,410	CAD 6,539	GBP 2,791	EUR 2,370	CHF 43
Financial liabilities
Accounts payable and accrued liabilities	$3,217	1,835	193	-	-
Payable to loyalty program partners	25,967	-	1,575	1,581	20
	$29,184	CAD 1,835	GBP 1,768	EUR 1,581	CHF 20

25.	INCOME TAXES

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:

	2008	2007	2006
Income tax recovery at statutory rate of 33.5%	$(1,191,000)	$(1,631,000)	$(2,448,000)
Increase (decrease) in income taxes resulting from:
Lower effective income tax rates in foreign jurisdictions	44,000	20,000	-
Lower effective income tax rate on future taxes	44,000	52,000	-
Tax cost of non-deductible items	907,000	831,000	10,000
Recognition of tax benefit on loss carryforwards	(232,000)	-	-
Losses for which no benefit has been recorded	478,000	728,000	1,521,000
Change in valuation allowance	-	-	917,000
Actual income tax expense (recovery)	$-	$-	$-

The Corporation has non-capital losses carry-forward for income tax purposes in the amount of approximately $ 30,053,000. The losses may be used to reduce future years' taxable income and expire approximately as follows:

	Jurisdiction
	Total USD	Canada	United Kingdom	United States

2009	$6,031,000	$6,031,000	-	-
2010	3,663,000	3,663,000	-	-
2011	5,527,000	5,527,000	-	-
2015	5,698,000	5,698,000	-	-
2022-2025	795,000	-	-	795,000
2026	3,697,000	3,353,000	-	344,000
2027	2,055,000	1,754,000	-	301,000
2028	772,000	420,000	-	352,000
No expiry	1,815,000	-	1,815,000	-
Total	$30,053,000	$26,446,000	$1,815,000	$1,792,000

The nature and tax effects of the items that give rise to significant portions of the future income tax assets and future income tax liabilities are as follows:

Future income tax assets are comprised of:	2008	2007
Losses carried forward	$8,787,000	$10,034,000
Property and equipment	3,146,000	2,711,000
Share issue costs	358,000	192,000
	12,291,000	12,937,000
Valuation allowance	(11,690,185)	(12,336,185)
Net future income tax asset	$600,815	$600,815

The Corporation has capital losses of $1,706,000 which can be carried forward indefinitely and are not included as part of the future tax asset.

26.	COMMITMENTS

The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services expiring through 2013 to aggregate annual rentals as follows:

2009	$1,639,417
2010	579,311
2011	21,543
2012	15,563
2013	9,819

In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners. These guarantees have a maximum potential value by fiscal year as follows and have not been recognized in the financial statements:

2009	$14,991,602
2010	16,193,085
2011	604,500
2012	525,000
2013	$32,314,187

As at December 31, 2008, the Corporation had an obligation to a loyalty program partner to purchase reward miles in the amount of $642,486 which related to a contractual guarantee on the minimum value of transactions processed. This obligation has been recognized in the financial statements as at December 31, 2008 and is included in due to loyalty program partners on the balance sheet, with offsetting amounts included in prepaids and sundry assets and other assets.

27.	SEGMENTED INFORMATION

a)	Reportable segments

The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry in each of 2008 and 2007 whose operating results were regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available.

b)	Enterprise-wide disclosures - Geographic information

$73,299,045 (2007 - $29,059,644; 2006 - $9,109,559), representing 97% of the Corporation's revenue, was generated in the United States, $396,884 (2007 - $264,671; 2006 - $365,760), representing 1%, was generated in Canada and the remaining revenue was generated outside North America.

At December 31, 2008 and 2007, substantially all of the Corporation's assets were in Canada.

28.	MAJOR CUSTOMERS

For the year ended December 31, 2008, there were two customers who individually represented more than 10% of the Corporation’s total revenue. In aggregate these two customers represented 78% (three customers in 2007 and 2006 represented 75% and 58%, respectively) of the Corporation’s total revenue. In addition, 41% of the Corporation's amount payable to loyalty program partners is due to these two customers (three customers in 2007 and 2006 represented 65% in both years).

29.	UNITED STATES GAAP (“US GAAP”) RECONCILIATION

Canadian and United States Accounting Policy Differences

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. The significant differences between Canadian GAAP and US GAAP, and their effect on the consolidated financial statements of the Corporation, are described below.

Consolidated statements of operations:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the financial statements been prepared in accordance with US GAAP:

	2008	2007	2006

Net loss in accordance with Canadian GAAP	$(3,555,038)	$(4,136,456)	$(7,230,229)
Website development costs amortization
(a)	25,085	91,654	86,902
Net loss in accordance with US GAAP	$(3,529,953)	$(4,044,802)	$(7,143,327)

Basic loss per share	$(0.03)	$(0.04)	$(0.07)

Diluted loss per share	$(0.03)	$(0.04)	$(0.07)

The cumulative effect of these adjustments on shareholders’ equity (deficiency) is as follows:

	2008	2007
Shareholders’ equity (deficiency) in accordance with
Canadian GAAP	$12,184,195	$(7,192,621)
Website development costs (a)	(834,420)	(834,420)
Website development costs amortization (a)	834,420	809,335
Shareholders’ equity (deficiency) in accordance with
US GAAP	$12,184,195	$(7,217,706)

The cumulative effect of these adjustments on the Corporation’s reported assets is as follows:

	2008	2007
Assets in accordance with Canadian GAAP	$42,714,472	$49,745,993
Website development costs (a)	(834,420)	(834,420)
Website development costs amortization (a)	834,420	809,335
Assets in accordance with US GAAP	$49,714,472	$49,720,908

There is no difference in cash flows under US GAAP.

a) Website development Costs

Canadian GAAP allows the capitalization and amortization of website development costs incurred, subject to there being reasonable assurance that future benefits will be realized. Under US GAAP, American Institute of Certified Public Accountants, Statement of Position (“SOP”) 98-1 provides specific guidance on when capitalization may commence, and what direct costs may be capitalized. For US GAAP purposes, costs incurred in the preliminary project phase have been expensed at the time the costs were incurred and the amortization recorded under Canadian GAAP would have been reversed.

Impairment of long-lived assets

Under US GAAP, Statement of Financial Accounting Standard (“SFAS”) 144 Accounting for the Impairment or Disposal or Long-Lived Assets, an impairment loss recognized for a long-lived asset should be included in income from continuing operations before income taxes in the statements of operations. In the case of the Corporation, the subtotal “operating loss – before undernoted” should include the amount of the impairment. Under Canadian GAAP, the Corporation has presented impairment charges below the operating loss – before undernoted subtotal. This difference does not impact the net loss and comprehensive loss or the basic and diluted loss per share.

Change in functional and reporting currency

The US GAAP reconciliation has been restated to give effect to the change in functional and reporting currency effective January 1, 2008, the date the Corporation changed its functional and reporting currency to the US dollar (US$). Financial statements for periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method, based on the recommendations of EIC – 130 of the CICA Handbook. Under this method, assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet date, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. There is no difference with US GAAP with respect to the change in functional and reporting currency.

Accounting for uncertainty in income taxes

FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of tax positions under FIN 48 is a two-step process, whereby (1) the Corporation determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Corporation would recognize the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the related tax authority. The Corporation has not adopted FIN 48 for Canadian GAAP purposes. Based on the Corporation’s assessment, the adoption of FIN 48 would not have a significant impact on the Corporation’s financial statements for purposes of Canadian GAAP to US GAAP.

Fair value measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, “Fair Value Measurements.” SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 became effective for the Corporation commencing with the year ended December 31, 2008. Based on the Corporation’s assessment, the adoption of SFAS 157 does not have a significant impact on the Corporations financial statements for purposes of the reconciliation of Canadian GAAP to US GAAP.

The fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS 115.” SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 became effective for the Corporation commencing with the year ended December 31, 2008. The Corporation has elected not to adopt the fair value measurement provisions of this statement.

Impact of Accounting Pronouncements Not Yet Adopted

Business Combinations

In December 2007, the FASB issued SFAS 141(R), “Business Combinations.” SFAS 141(R) replaces SFAS 141, “Business Combinations.” SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) will become effective for the Corporation with respect to any business combination completed in the year ended December 31, 2009.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162 ("FAS 162"), The Hierarchy of Generally Accepted Accounting Principles. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for nongovernmental entities. The Corporation presently does not expect FAS 162 to have an effect on its financial statements.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 ("FAS 160"), “Non-controlling Interests in Consolidated Financial Statements,” which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 will become effective for the Corporation commencing with the year ended December 31, 2009.

ITEM 18.               FINANCIAL STATEMENTS

The Corporation has elected to file financial statements under Item 17.

ITEM 19.               EXHIBITS

          Exhibits and Exhibit Index. The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit
No.	Description

1.1	Articles of incorporation of Points International Ltd.

1.2	By-laws of Points International Ltd.

8.1	List of subsidiaries

12.1	Rule 13a-14(a) certifications

13.1	Rule 13a-14(b) certifications

SIGNATURE

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POINTS INTERNATIONAL LTD.

Toronto, Canada	By:	/s/ T. Robert MacLean
June 29, 2009		Name T. Robert MacLean
Title: Chief Executive Officer