Form 20-F
period 2009-12-31
POINTS INTERNATIONAL LTD
filed 2010-05-14
CIK 1204413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 0-51509

POINTS INTERNATIONAL LTD.
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's Name or Organization)

Canada
(Jurisdiction of Incorporation or Organization)

     800-179 John Street
Toronto, Ontario, Canada M5T 1X4
(Address of Principal Executive Offices)

Marc Shewchun
Vice President, General Counsel and Secretary
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

Yes[  ]    No [x]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes[  ]    No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [x]    No[  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer [ ]	Accelerated Filer [x]	Non -Accelerated Filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]        International Financial Reporting Standards as issued by the International Accounting Standards Board [  ]      Other [x]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [x]   Item 18[  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes [  ]   No [x]

PRELIMINARY NOTE

In this Annual Report on Form 20-F, all references to the "Corporation", "Points", "us", "we", or "our" refer to the Registrant, Points International Ltd.

This Annual Report contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “guidance”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in this Form 20-F and also include those described in Points' other filings with applicable securities regulators, including our annual and interim Managements' Discussion and Analysis, annual and interim Financial Statements and the notes thereto, and Annual Information Form.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Form 20-F or to reflect the occurrence of unanticipated events, except as required by law.

All dollars amounts set forth in this Annual Report are expressed in thousands United States dollars (US$), unless otherwise indicated.

PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.         KEY INFORMATION

A.         Selected financial data.

The following table summarizes certain selected consolidated financial data for each of the five most recent financial years ended December 31. The financial data for 2009, 2008, and select financial data for 2007 were derived from our audited consolidated financial statements included in Item 17. The financial data for years 2006 and 2005 were derived from our consolidated financial statements which have not been included.

Readers should read the following selected financial data in conjunction with the consolidated financial statements and the notes thereto appearing in Item 17 below. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 28 to the financial statements describes and reconciles the significant measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America affecting the accompanying consolidated financial statements.

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

Financial statements for periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method, based on the recommendations of EIC-130. Under this method, assets and liabilities have been translated using the exchange rate prevailing at the balance sheet date, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. The statements of operations and of cash flows for prior periods have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All resulting exchange differences arising from the translation are included as a separate component of accumulated other comprehensive loss.

Selected Financial Data under Canadian GAAP

		For the year ended December 31,

	2009	2008	2007	2006	2005

Revenue	$79,779	$75,597	$30,364	$10,314	$8,410
Gross margin(1)	16,722	16,880	14,468	9,592	7,892
EBITDA(1)	607	556	367	(3,256)	(3,742)
Net loss before income taxes	(280)	(3,555)	(4,136)	(7,230)	(8,370)
Net income (loss)	$64	(3,555)	(4,136)	(7,230)	(8,370)
Earnings (loss) per share
Basic	$0.00	$(0.03)	$(0.04)	$(0.07)	$(0.09)
Fully diluted	$0.00	$(0.03)	$(0.04)	$(0.07)	$(0.09)

Total assets	47,143	42,714	49,746	34,663	34,255
Net assets (liabilities)	12,931	12,184	(7,193)	(3,992)	(6,148)
Capital stock	56,662	56,662	34,887	32,464	26,708
Weighted average shares outstanding
Basic	149,820,940	136,636,629	118,307,829	108,258,453	88,093,523
Diluted	149,820,940	149,820,940	120,020,115	114,204,189	93,717,708

(1) Non-GAAP term. Refer to Item 5A for definition.

Selected Financial Data under US GAAP

		For the year ended December 31,

	2009	2008	2007	2006	2005

Revenue	$79,779	$75,597	$30,364	$10,314	$8,410
Gross margin(1)	16,722	16,880	14,468	9,592	7,892
EBITDA(1)	607	581	459	(3,180)	(3,684)
Net loss before income taxes	(280)	(3,530)	(4,044)	(7,154)	(8,312)
Net income (loss)	$64	(3,530)	(4,044)	(7,154)	(8,312)
Earnings (loss) per share
Basic	$0.00	$(0.03)	$(0.04)	$(0.07)	$(0.09)
Fully diluted	$0.00	$(0.03)	$(0.04)	$(0.07)	$(0.09)

Total assets	47,143	42,714	49,746	34,663	34,255
Net assets (liabilities)	12,931	12,184	(7,193)	(3,992)	(6,148)
Capital stock	56,662	56,662	34,887	32,464	26,708
Weighted average shares outstanding
Basic	149,820,940	136,636,629	118,307,829	108,258,453	88,093,523
Fully diluted	149,820,940	149,820,940	120,020,115	114,204,189	93,717,708

(1) Non-GAAP term. Refer to Item 5A for definition.

B.         Capitalization and indebtedness.

Not applicable.

C.         Reasons for the offer and use of proceeds.

Not applicable.

D.         Risk factors.

The following is a discussion of some of the risk factors relating specifically to the Corporation and its business.

A downturn in the demand for air travel could adversely impact the demand for loyalty currency services

The Corporation and the majority of its loyalty program partners operate in the travel industry, specifically the air travel industry. The ability of the Corporation's loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles and points for their respective programs. Airline capacity, fare levels, and overall demand for air travel can all impact the demand for the loyalty currency services offered by the Corporation.

For example, demand for air travel began to slow in the last quarter of 2008 and global economic conditions in 2009 substantially reduced airline industry revenues and overall capacity in 2009. The demand for loyalty currency services offered by the Corporation was adversely impacted by the decline in the air travel industry during this time. In the first half of 2009, the Corporation saw an overall softness in miles and points transacted due to economic pressures on the air travel industry which adversely impacted the Corporation's operations. The Corporation is unable to predict when a downturn in the demand for air travel will arise. During an economic downturn, Points' partners and potential partners in the air travel industry often cancel, reduce, defer or delay entering into new engagements. This may cause Points' pricing, revenue and profitability to be negatively impacted.

Our business depends on the continued popularity and utility of consumer loyalty programs

The Corporation generates the substantial majority of its revenue from end customers who are transacting loyalty miles/points through the Corporation's online solutions. While the popularity of loyalty programs has grown significantly in the last decade, there is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. In addition, a change in the value proposition currently offered by these programs could significantly change consumer demand for loyalty programs.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation's loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse affect on the financial condition or results of operations of the Corporation.

We could face significant liquidity risk if we fail to meet contractual performance commitments

The Corporation, in some of its agreements with loyalty program partners, has made commitments as to the number of points/miles it will process or revenues it will generate for its partners over the term of its agreements. As of December 31, 2009, these commitments totaled $125 million in the aggregate. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation's business, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation's business, revenues, operating results and financial condition.

Loyalty program partners may have, or develop, in-house business solutions departments that could take responsibility for services currently provided by the Corporation

Many of the Corporation's existing and potential partners do or could have greater technical and financial resources than the Corporation. Consequently, loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity could move business solutions currently provided by the Corporation in-house.

In 2009, Delta Air Lines elected to leverage internal capabilities and repatriate the retail mileage sale and transfer programs that were previously operated by the Corporation. Other loyalty program partners could leverage similar internal capabilities, which could have an adverse material impact on the Corporations business, operating results, and prospects.

Our results are affected by the exchange rate between the US and Canadian dollar

The Corporation reports its financial results in the US dollar. The US dollar is subject to fluctuations in the exchange rate of currencies of the countries in which the Corporation operates, including Canadian dollars, British pounds sterling and Euros. The most significant foreign exchange impact on the Corporation's financial results is the translation of foreign currency based transactions and expenses into the US dollar. Accordingly, fluctuations in the exchange rates of these currencies could have a material adverse affect on the Corporation's reported results.

For the year ended December 31, 2009, 85% of the Corporation's revenues were transacted in the US dollar (2008 – 97%), 11% (2008 – 3%) were transacted in Euros with the remainder transacted in Canadian dollars, British pounds sterling and the Swedish kroner. A significant change in the Euro/US dollar foreign exchange rate could have a material adverse impact on the Corporation's financial results.

The translation of the Corporation's expenses is, and will continue to be, sensitive to changes in the Canadian / US foreign exchange rate. A change to the FX Rate has an impact on certain expenses of the Corporation, including employment costs, professional fees, and office expenses. For the year ended December 31, 2009, approximately 16% (2008 – 18%) of the Corporation's expenses (including non-cash interest expense but excluding provision for future income taxes) are in CAD$ and 9% (2008 – nil) of the Corporations expenses are in Euros, with the remaining expenses primarily inUS$. In an effort to minimize its risk to fluctuations in the Canadian / US exchange rate and control costs, the Corporation entered into foreign currency forward contracts in 2010 to hedge the exchange rate risk on the majority of its expected requirement for Canadian dollar expenses.

Our revenue and profitability is affected by our ability to control credit card fraud

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, on-line credit card fraud techniques employed by fraudsters are consistently evolving. An increase in the level of chargeback activity could have a material adverse effect on the Corporation's operating results and financial condition.

Financial performance is substantially dependent on retaining key technical and management personnel

The continued success of the Corporation is highly dependent on the performance of the senior members our management team, including the efforts of the Chief Executive Officer, President, Chief Financial Officer, Chief Technology Officer and other senior members of the management team. The future performance of the Corporation will be impacted by any disruptions in the continued service of executives and other officers. Competition for senior management in the industry is always strong. The loss of any member of our senior management or other key personnel may have an adverse material effect on the business, prospects and results of operations of the corporation.

Our financial performance could suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology

The on-line technology services industry is characterized by rapid technological change, evolving partner and customer preferences and new product and service introductions. The success of the Corporation will depend on its ability to anticipate these advances and develop new products and services to meet changing partner and customer needs. Failure to anticipate or respond to these advances in a timely manner could negatively impact the ongoing operations of the Corporation. In addition, there is no guarantee that new products and services developed by the Corporation will be successful in a continually evolving on-line marketplace.

Our operations are dependent on the performance of our technology infrastructure and the Internet

The end-consumers of the Corporation's software depend on internet service providers, online service providers and the Corporation's infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption, which result in lost transactions and revenues. In addition, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation's contractual commitments, which could have a material adverse effect on the Corporation's business, revenues, operating results and financial condition.

The promotion and strengthening of our brand is critical to our business

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation's services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation's brand. If the Corporation fails to promote and maintain the Corporation's brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation's brand, the Corporation's business could be harmed.

Like other innovative online businesses we face the risk of patent and other intellectual property litigation

The on-line technology services industry is highly competitive and experiencing rapid change. New products, services and web content are continually introduced on-line which can increase the risk of intellectual property infringement. Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. As the popularity of the products and services offered by Corporation grows, the risk of such claims increases. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation's business, revenues, operating results and financial condition.

Our operations are dependant on the proper functioning of computer software

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

The Corporation operates in multiple jurisdictions and has relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation's products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and Ecommerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation's interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation's tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation's products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation's business, operating results and financia lcondition. In addition, a key component of the Corporation's growth plan is to pursue additional partnerships with foreign loyalty programs in new jurisdictions. Tax rules and regulations in these new jurisdictions could be adversely interpreted to the Corporation's interest, which could prevent the Corporation from signing new partnerships with foreign loyalty programs.

Our international growth plans may not be successful

A key component of the Corporation's growth plan is to pursue additional partnerships with foreign loyalty programs in new jurisdictions, including those that operate in developing and emerging markets. Rules and regulations related to tax, transfer pricing, credit card processing, protection of intellectual property rights, or unexpected legal or regulatory requirements in foreign jurisdictions could limit or impair the Corporation's ability to operate in these jurisdictions as it currently does in North America and certain jurisdictions in Europe. Furthermore, unfavourable political or economic conditions or lower consumer demand for the products and services offered by the Corporation and for loyalty programs in general could adversely impact the Corporation's ability to operate in new markets. While the Corporation plans to continue to expand its business worldwide and increase international sales, the can be no assurance the Corporations plan for international expansion will be successful or have a positive effect on its operating results and financial condition.

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

In 2007, the Corporation introduced new and existing loyalty program customers to its reseller arrangement. Under the reseller arrangement, the Corporation takes a principal role in the operation, marketing and commercial transaction support for the sale and transfer of its customers' loyalty currency.

In June of 2008, the Corporation and IAC/InterActiveCorp, through its wholly-owned subsidiary Points Investments, Inc. ("IAC"), completed a secondary and treasury public offering of common shares of the Corporation. Under the offering, IAC sold 27,848,128 common shares of the Corporation ("Common Shares"), and the Corporation issued and sold 1,591,322 Common Shares, to a syndicate of underwriters led by RBC Capital Markets. In connection with the offering, IAC exercised its right to convert the Series Two and Series Four Preferred Shares in the capital of the Corporation into 29,439,450 common shares and then surrendered 1,591,322 common shares to the Corporation for cancellation. As part of the offering, IAC's registration rights agreement with the Corporation was terminated and IAC's nominees to the Corporation's board of directors stepped down.

In 2009, the Corporation initiated Project Epoch which is intended to substantially enhance its technology platform to more efficiently drive and increase synergies between Points' private branded Loyalty Currency Services and the Consumer Hub at www.points.com. The technology upgrade has expanded functionality to an initial set of Points' loyalty program partners. Management expects to upgrade all of its partners to the ePoch platform in 2010. This new platform will enable Points to deliver enhanced services and functionality and significantly improve operational efficiencies, including reducing the time and effort to integrate new partners.

In 2009, the Corporation invested $244 in capital assets (2008 – $487; 2007 – $209). Capital asset expenditures in 2009 included costs related to furniture, computer hardware and computer software purchases. 2010 capital asset expenditures are anticipated to be higher than 2009 levels due to the anticipated costs resulting from the relocation of the corporate headquarters. These expenditures will be funded out of the Corporation's working capital.

In 2009, the Corporation invested $1,351 in intangible assets (2008 – $350; 2007 – $817). Capital expenditures on intangible assets in 2009 related primarily to the development of the new Corporation's new technology platform. 2010 expenditures on intangible assets are anticipated to be higher than 2009 levels in connection with continuing work on the Corporation's new technology platform. These expenditures will be funded out of the Corporation's working capital.

B.         Business overview.

Nature of our operations

The Corporation provides a range of ecommerce and technology services to loyalty program operators using a common proprietary infrastructure. At a general level, these services are comprised of a Consumer Hub at www.points.com, Loyalty Currency Services and Member Engagement Solutions.

The Consumer Hub offers members of multiple loyalty programs the ability to track and manage their loyalty currencies much like their financial assets. Through this portal, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates , trade their loyalty currencies with other users, trade their loyalty currencies directly into another participating loyalty program, or earn additional loyalty currency by making purchases at an online shopping mall platform. To facilitate these transactions, the Corporation has agreements with participating loyalty program operators.

The Loyalty Currency Services and Member Engagement Solutions provided by the Corporation include:

  The online sale of loyalty currency direct to program members in order for the members to top-up their accounts to reach a redemption threshold (this service is called "Buy" or "Gift").

  The online transfer of pre-existing loyalty currency from one member into another member's account, typically a family member or friend, as another means of enabling that other member to accumulate sufficient miles or points to reach a redemption threshold (this service is called "Transfer").

  The wholesale distribution of loyalty currency to third parties who then use it as a customer or employee incentive (this service is called "Corporate").

  The wholesale distribution of generic ‘airline mileage codes' to third parties that their customers can then turn into miles in the participating loyalty program of their choice (this service is called "Air Incentives").

  The sale of top tier status on behalf of loyalty program operators to eligible members.

  The provision of online auctions where program members can bid on goods and services using loyalty currency (this service is called "Auction").

  An online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty program's members (this service is called an "Earn Mall").

  Back end integration services to loyalty program operators to facilitate bilateral currency transfer relationships (this service is called " Exchange").

Principal Markets

The majority of the Corporation's loyalty program partners operate in the United States. The Corporation also has a significant European customer base.

In 2009, $67,873 (2008 – $73,299; 2007 - $29,060), representing 85% (2008 – 97%; 2007 – 96%) of the Corporation's revenue, was generated from the United States.

Seasonality

The Corporation's operations are moderately influenced by seasonality. The Corporation experiences slightly higher activity in October through December on its Consumer Hub as its members redeem their miles or points for gift certificates before the December holidays. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points.

Marketing Channels

The Corporation's Loyalty Currency Services and Member Engagement Solutions are marketed through the Corporation's internal sales department and from time to time through the use of independent sales representatives.

The Consumer Hub is marketed through partner marketing channels, email communications to members, and affiliate networks.

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

The Corporation maintains a patent application portfolio covering four different inventions. Although management believes the portfolio is valuable and has decided to continue the prosecution of these applications, the portfolio is not considered to be critical to the success of the Corporation's business.

Dependence on Key Partners

For the year ended December 31, 2009, three loyalty program partners represented 81% (2008 – three partners represented 78%) of the Corporation's consolidated revenue.

The Corporation assesses its dependence on its key loyalty program partners on the basis of gross margin (see Item 5.A below for a definition) as opposed to revenue. Gross margin takes into account the direct costs assumed by the Corporation in a principal relationship which impact overall economic contribution. Accordingly, gross margin is the measure used by the Corporation in which to assess dependence on contracts with loyalty program partners. Using this measure, the Corporation was not substantially dependent on any one contract with its loyalty program partners for the year ended December 31, 2009.

Notwithstanding the lack of substantial dependence, the loss of any one or more of the Corporation's key loyalty program partners could have a material adverse affect on the Corporation's business, revenues, operating results and financial condition.

Competitive Conditions

With respect to the Corporation's Consumer Hub at www.points.com, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on the Consumer Hub. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to the Consumer Hub. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with the Consumer Hub.

The Corporation's Loyalty Currency Services and Member Engagement Solutions must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation.

Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

C.         Organizational structure.

The Corporation has three wholly-owned direct subsidiaries: (a) Points.com Inc., an Ontario corporation amalgamated under the Business Corporations Act (Ontario), (b) Points International (UK) Limited, an English company incorporated under the laws of the United Kingdom, and (c) Points International (U.S.) Ltd., a U.S. corporation incorporated under the laws of the State of Delaware.

D.         Property and equipment.

The Corporation's head office is located in leased premises of approximately 18,000 square feet at 179 John Street, Suite 800, Toronto, Ontario, M5T 1X4, Canada.

ITEM 4A.         UNRESOLVED STAFF COMMENTS

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In this section, we explain our consolidated financial condition and results of operations for each of the years ended December 31, 2009, 2008 and 2007. This section should be read in conjunction with the audited financial statements of the Company and related notes included in Item 17 below.

The consolidated financial statements are prepared in accordance with Canadian GAAP. Note 28 to the consolidated financial statements describes and reconciles the significant measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America affecting the accompanying consolidated financial statements.

Revenue Recognition

The Corporation categorizes its revenue in three ways. First, principal revenue includes Points.com membership dues, loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, and reseller revenue. Under a reseller arrangement, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility (i.e., credit and/or inventory risk) for the operation of these products. Principal revenue has been recorded on a gross basis in accordance with EIC-123, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Technology design and development fees received for product development are recorded evenly over the initial term of the contract. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenues received from partners which is not transactional in nature but has been earned in the period. Third, interest revenue is any revenue earned through the Corporation's investing activities arising from its operating cash flow.

Critical Accounting Estimates

The following are critical accounting estimates as determined by management of the Corporation.

Evaluation of Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time. Because the valuation goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

Income Taxes

The Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Corporation's assessment of its ability to utilize them against future taxable income before they expire. If the Corporation's assessment of its ability to use the net operating losses proves not to be accurate in the future, more or less of the net operating losses might be recognized as assets, which would impact the income tax expense, and consequently affect the Corporation's net earnings in the relevant year. The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management's best estimates is used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Stock-based compensation

The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation's stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option's vesting period and charged to earnings with a corresponding charge to contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

A.         Operating results.

Year ended December 31, 2009 compared to year ended December 31, 2008

Use of Non-GAAP Terms

The Corporation's financial statements are prepared in accordance with Canadian GAAP. Management uses GAAP and non-GAAP measures to better assess the Corporation's underlying performance and provides this additional information in this MD&A so that readers may do the same.

Gross Margin

Management recognizes that total revenues less direct cost of principal revenue and processing fees and related charges, hereafter referred to by management as gross margin, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management is driving a shift in the Corporation's revenue mix toward principal relationships with higher gross margins that are expected to lead to sustained profitability for the Corporation. Many of the recent agreements signed with partners have been under the principal model, and the additional consumer services that will be launched on the Consumer Hub are expected to improve gross margins. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Gross Margin Information
(in thousands of US dollars)	2009	2008	2007	(1)
Total revenue	$79,779	$75,597	$30,365
Direct cost of principal revenue	60,902	55,786	14,390
Processing fees and related charges	2,155	2,931	1,506
Total direct costs	63,057	58,717	15,896
Gross margin	$16,722	$16,880	$14,468
(1) See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg. 3

In 2007, the Corporation introduced the reseller model whereby Points acts as the end retailer of the loyalty program currency, buying the currency at a wholesale value from the loyalty program and reselling it to retail customers. Under a reseller arrangement, Points becomes further integrated with its partners by taking a principal role in the operations, marketing and commercial transaction support and records revenue on a gross basis along with any associated direct costs. Since 2007, the Corporation's strategy has been focused on pursuing new partnership relationships where it assumes a principal role and converting existing partners to the reseller model. Accordingly, the Corporation has seen both total revenues and direct costs increase significantly since the introduction of the reseller model in 2007.

The growth in gross margin from 2007 to 2008 can be attributed to the addition of new partners. Management considers 2009 to have been a key transitional year in its business with new partnerships at higher gross margins offsetting margin concessions made towards the end of 2008. This resulted in 2009 gross margin that was in line with 2008. Management continues to pursue higher margin business opportunities.

Earnings (Loss) Before Interest, Taxes, Amortization, Foreign Exchange, Impairment and Restructuring (“EBITDA”)

Management recognizes that earnings (loss) before interest, taxes, amortization, foreign exchange, impairment, and restructuring charges, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation's cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance and employee bonuses are based on achieving an EBITDA target determined by the Board of Directors.

Reconciliation of Operating Loss to EBITDA

Reconciliation of Operating Loss to EBITDA	2009	2008	2007	(1)
Operating loss	$(266)	$(1,733)	$(2,998)
Amortization	783	1,533	2,847
Foreign exchange (gain) / loss	(242)	756	518
Restructuring charges	332	-	-
EBITDA	$607	$556	$367

(1) See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg. 3

For the year ended December 31, 2009, the Corporation's EBITDA was $607, an increase of $51 or 9% over the prior year. The improvement in EBITDA over the prior year can be attributed to maintaining gross margins near prior year levels while reducing operating expenditures through cost containment initiatives undertaken by management. Although the restructured relationship with Delta Air Lines had a material impact on revenues, the terms of the restructuring provided for a series of payments over the fourth quarter of 2009 that allowed the Corporation to maintain its initial 2009 forecast of positive EBITDA released on March 11, 2009.

Revenue

Revenue for the year ended December 31, 2009 was $79,779, an increase of $4,182 or 6% over 2008 and in line with the Corporation's revised revenue guidance range of $70,000 and $80,000 issued on August 12, 2009. Due to the restructured relationship with Delta Air Lines, the Corporation modified its initial 2009 forecast of revenue, which ranged between $85,000 and $95,000.

Principal revenue increased by $5,298, or 8% over the prior year ended December 31, 2008. The growth in principal revenue can be attributed to the conversion of Alaska Airlines to the reseller model in the third quarter of 2008 and the launch of Air France-KLM and Mexicana Airlines under the reseller model in 2009. These effects were partially offset by the restructuring of the Delta Air Lines agreement effective October 1, 2009 and a general softening in the market stemming from economic pressures in the first half of 2009.

Other partner revenue decreased by $248, or 3% from the prior year ended December 31, 2008. The decline in other partner revenue over prior year periods can be attributed to two factors. First, the Corporation successfully converted Alaska Airlines to the reseller model during the third quarter of 2008, decreasing other partner revenue but increasing principal revenue. Secondly, Northwest Airlines discontinued their Buy and Gift products in the fourth quarter of 2008 and their Transfer product in the second quarter of 2008. These impacts were partially offset by a series of payments related to the restructured relationship with Delta Air Lines in the fourth quarter of 2009.

Interest revenue decreased $868 or 94% over the prior year ended December 31, 2008 due to a significant decline in short-term interest rates relative to 2008. At December 31, 2009, the Corporation's investments were earning interest between 0.01% and 0.35% per annum.

Direct Costs

Direct costs consist of the directly variable and attributable costs incurred for revenues earned. Direct cost of principal revenue represents the cost of miles paid to partners for miles transacted. Processing fees and related charges include credit card fees and other adjustments. Direct costs will continue to scale with the number and size of loyalty programs contracted under the principal model and growth of existing products and will generally grow in line with the growth in principal revenue.

The direct cost of principal revenue grew by $5,116, or 9% over the prior year, in line with the growth in principal revenue. The decline of processing fees in 2009 is attributed to a change in economics under a renewed relationship with an existing partner in the second quarter of 2008 and the restructured relationship with Delta Air Lines.

Ongoing Operating Costs

Ongoing operating costs were $16,115 for the year ended December 31, 2009, a decrease of $210 or 1% from the prior year. Management's ability to control ongoing operating costs is a key focus to ensure that increases to gross margin are accretive to EBITDA.

Employment Costs

Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and other government charges. Employment costs decreased $538 or 5% from 2008. The decrease can be attributed to higher capitalized employment costs related to the development of the new Loyalty Currency Services technology platform. Expected efficiencies to be gained from this new platform enabled the Corporation to begin restructuring its operating expenses. Accordingly, the Corporation significantly reduced its use of external contractors and reduced full-time equivalents by approximately 20% during the second half of 2009. The number of short-term contractors decreased from 18 as at December 31, 2008 to 4 as at December 31, 2009. Full-time headcount decreased from 97 as at December 31, 2008 to 91 as at December 31, 2009. Management does not expect significant headcount adjustments in 2010.

Marketing and Communications

Marketing expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program websites and the effectiveness of existing placements. Marketing costs for the year ended December 31, 2009 increased by $490, or 39% from the prior year, as a result of increased promotional efforts and initial costs focused on the rebrand and redesign of the Consumer Hub at www.points.com. Management anticipates marketing expenditures to increase in 2010 in line with the growth in revenues from the Consumer Hub at www.points.com.

Technology Services

Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses. The Corporation has been able to work with its service provider in this area to control cost increases to 6%, while not impacting the technology and services that operate the Corporation's business.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses decreased $214, or 7% from the prior year. The decrease over the prior year can be attributed to initiatives undertaken by management to actively manage costs, including limitations on travel related costs and renegotiating vendor contracts. Management does not anticipate its planned office relocation in 2010 to significantly impact operating expenses.

Amortization, Interest and Other Expenses

Amortization Expense

Amortization expense decreased $750 or 49% from the prior year ended December 31, 2008, primarily due to the end of the amortization period with respect to certain purchases made by the Corporation in prior years. In addition, the Corporation ceased amortization of the MilePoint Inc. business asset acquisition that occurred in April 2004. This asset was considered impaired in the fourth quarter of 2008 and the remaining carrying value was written off. Amortization expense is expected to increase in 2010 as the Corporation begins to amortize its new technology platforms.

In 2009, no impairment charge was recorded.

Foreign Exchange (Gain) Loss

Foreign exchange gains and losses arise from the translation of the Corporation's balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g., non-US dollar denominated cash and short-term investments, accounts payable and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has very limited control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain non-US dollar balance sheet accounts, a strengthening US dollar will lead to a FX loss while a weakening US dollar will lead to a FX gain.

The translation of the Corporation's expenses is, and will continue to be, sensitive to changes in the Canadian / US FX rate. A change to the FX Rate has an impact on certain expenses of the Corporation, including employment costs, professional fees, and office expenses. For the year ended December 31, 2009, approximately 16% (2008 – 18%) of the Corporation's expenses (including non-cash interest expense but excluding provision for future income taxes) are in CAD$ and 9% (2008 – nil) of the Corporations expenses are in EUROs, with the remaining expenses primarily US$. Management expects that the percentage of CAD$ expenses will decrease in the future as it adds additional international partners under the reseller model.

In 2010, in an effort to minimize its risk to fluctuations in the Canadian / US exchange rate and control costs, management has implemented a hedging strategy utilizing forward contracts to fix the exchange rate over the majority of its CAD$ expenses.

For the year ended December 31, 2009, the Corporation recorded a FX gain of $242 (2008 – ($755)). The FX gain was primarily due to a weakening US dollar which resulted in unrealized FX gains on the translation of the Corporation's non-US dollar cash reserves.

Restructuring Charges

During the third quarter of 2009, the Corporation initiated a restructuring of its operations in anticipation of expected efficiencies it would achieve from its new technology platform. Under the restructuring, the Corporation reduced the number of full-time equivalents by approximately 20%, which included both employees and contractors. Accordingly, the Corporation incurred restructuring charges of $332, composed of employee severance and benefit arrangements. During the year ended December 31, 2009, the Corporation paid $178, in severance costs. Included in accrued liabilities is the unpaid amount related to severance of $154, which will be fully paid at the end of the third quarter of 2010.

Recovery of Future Income Taxes

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded a future income tax recovery of $344 which relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

Net Income (Loss) and Earnings (Loss) Per Share

The Corporation reported net income of $64, or nil per share for the year ended December 31, 2009 compared with a net loss of $3,555, for the year ended December 31, 2008 or $0.03 net loss per share. Earnings for the year ended December 31, 2009 represented a $3,619, or $0.03 per share improvement over the prior year. This increase over the prior year can be primarily attributed to lower operating expenditures, a foreign exchange gain, and impairment charges incurred in the prior year. This was partially offset by restructuring charges taken and lower interest income earned in 2009.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 149,821 thousand common shares for the year ended December 31, 2009, compared with 136,637 thousand for the year ended December 31, 2008. The Corporation reported nil basic earnings per share for the year ended December 31, 2009 compared with a basic loss per share of $0.03 for the year ended December 31, 2008 and a basic loss of $0.04 per share for the year ended December 31, 2007. For the years ended December 31, 2008 and December 31, 2007 the basic and diluted loss per share were the same as the impact of conversions, options and warrants were anti-dilutive.

Year ended December 31, 2008 compared to year ended December 31, 2007

EBITDA

For the fiscal year ended December 31, 2008, the Corporation's EBITDA was $556, an increase of $189 or 51% over the prior year. The improvement in EBITDA over 2007 was primarily due to higher transaction volume in 2008 due to new partners and products introduced and organic growth in the business.

Gross Margin

For the year ended December 31, 2008, gross margin was $16,880, an increase of $2,412 or 17% over the prior year. The growth in gross margin from 2007 to 2008 can be attributed to the addition of new partners.

Revenue

Revenue for the year ended December 31, 2008 was $75,597 compared to $30,364 for the year ended December 31, 2007, an increase of $45,233 (149%) over the year ended December 31, 2007. The Corporation attributes a large portion of its 2008 revenue growth to the recognition of revenue as gross on contracts with loyalty program operators where the Corporation has taken on a principal role under the reseller model, the 10 new Loyalty Solutions launched in 2008, and organic growth of the Corporation's existing products. During 2008, the Corporation launched 4 new products under the reseller model and assumed a principal role under the reseller model for 1 existing partner.

Principal revenue increased by $45,839 over 2007 as a result of new relationships under the reseller model with certain transportation and hotel loyalty reward programs and its renewed relationships with two existing partners. Under these new and renewed relationships, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility for the operation of these products.

Other partner revenue decreased by $838 (8%) from $10,032 in 2007 to $9,194 in 2008. This year over year decline is as a result of the Corporation successfully converting two existing partners to the reseller model, one in the third quarter of 2007 and one in the third quarter of 2008.

Interest revenue grew by $231 (34%) for the year ended December 31, 2008. This increase is as a result of higher cash balances being invested.

Direct Costs

In 2007, the Corporation introduced the reseller model whereby Points acts as the end retailer of the loyalty program currency, buying the currency at a wholesale value from the loyalty program and reselling it to retail customers. Under a reseller arrangement, Points becomes further integrated with its partners by taking a principal role in the operations, marketing and commercial transaction support and records revenue on a gross basis along with any associated direct costs. Since 2007, the Corporation's strategy has been focused on pursuing new partnership relationships where it assumes a principal role and converting existing partners to the reseller model. Accordingly, the Corporation has seen both total revenues and direct costs increase significantly since the introduction of the reseller model in 2007.

The direct cost of principal revenue was $55,786 in 2008 compared with $14,390 in 2007. The gross margin was $16,880 in 2008 compared with $14,468 in 2007.

Ongoing Operating Costs

Ongoing operating costs were $16,324 for the year ended December 31, 2008, an increase of $2,223 or 16% from the prior year. The increase from 2007 to 2008 is mostly a result of increased employment headcount to support growth in the business.

Employment Costs

Employment costs in 2008 increased by $2,419 or 28% relative to 2007. The year over year increase was in line with the increased full-time headcount, which grew from 72 at the end of 2007 to 97 at the end of 2008 to support the growth in the business. Short-term contractors decreased from 27 as of the end of 2007 to 18 as of the end of December 31, 2008.

Marketing and Communications

Marketing costs in 2008 decreased by $285 or 18% versus 2007 as a result of closer cost containment initiatives in response to the uncertainty in the global economic environment.

Technology Services

Technology service costs were $882 in 2008 and in line with costs in 2007. While technology services costs generally increase in increments based on business growth, product performance, and hardware and software operating capacity, the Corporation was able to work with its service provider to control these increases, while not impacting the technology and services that operate the Corporation's businesses.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses in 2008 were relatively stable with the prior year, increasing $57 or 2% versus 2007.

Amortization, Interest and Other Expenses

Amortization Expenses

The Corporation recorded amortization expense of $1,533 in 2008 compared to $2,847 in 2007. Amortization expense for property and equipment declined as a result of the end of the amortization period with respect to the Corporation's significant investment in the Consumer Hub at www.points.com version 3 in 2004. In addition, amortization of intangible assets reduced dramatically in line with the contract revenue being amortized from the MilePoint Inc. business asset acquisition that occurred in April 2004.

Impairment of Long-Lived Assets

In 2008, the Corporation recorded total impairment charges of $1,256 related to three long-lived assets.

At the end of 2008, Management re-evaluated its patent strategy and determined that it would abandon the pursuit of certain patent applications which did not support the long-term strategic plans of the Corporation. Some of these included applications in non-core jurisdictions. The Corporation recorded an impairment charge of $584 which represented the costs incurred to date in pursuing the patent applications that have now been abandoned.

In addition, the Corporation recorded an impairment charge of $414, related to the remaining carrying value of a contract and customer list intangible asset that arose from the MilePoint Inc. business asset acquisition in 2004. This asset was being amortized over the term of the contracts acquired in the acquisition. The remaining carrying value related solely to a contract with one loyalty program partner who discontinued its use of the MilePoint product associated with this contract. Once these products were discontinued by the partner, Management determined the remaining value to be impaired.

Lastly, the Corporation recorded an impairment charge of $258 related to internal use software development assets. The impairment is related to technical assets for which the Corporation will not continue to fund due to changes in the market place. Changes in the market place were sufficient to indicate impairment to the carrying value.

Foreign Exchange (Gain) Loss

The foreign exchange (gain) loss arises from re-valuing certain balance sheet accounts (e.g., non-US dollar denominated cash and short-term investments, accounts payable and accrued liabilities, deposits and convertible preferred shares). At period end, balance sheet accounts are translated in accordance with the period-ending foreign exchange ("FX") rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain non-US dollar balance sheet accounts, a strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For the year ended December 31, 2008, the strengthening U.S. dollar resulted in an unrealized loss of $989, which was largely the result of the translation of the Corporation's non-US dollar cash reserves to the year-end exchange rate. Sensitivity to a +/- 10% movement in exchange rates with the US dollar would affect the Corporation's income and other comprehensive income by $672.

Interest on Preferred Shares

Interest on preferred shares was $517 for the year ended December 31, 2008, a decrease of $575 or 53% from the prior year. The holder of the Series Two, and Series Four preferred shares exercised its right to convert the shares into common shares of the Corporation on June 11, 2008. As a result of the conversion of preferred shares to common shares, no further interest was paid on the preferred shares. For further information on this transaction, refer to Item 17 Note 13.

Net Loss and Loss Per Share

The Corporation reported a net loss of $3,555 for the fiscal year 2008, compared with a net loss of $4,135 for the fiscal year 2007, an improvement of $580. The decrease in net loss versus 2007 can be attributed to revenue growth exceeding the increase in expenses, a decrease in amortization expense and lower interest expense on the preferred shares, partially offset by impairment charges on long-lived assets and the impact of foreign exchange.

B.         Liquidity and capital resources.

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash flow to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. Earnings (loss) before interest, taxes, amortization, foreign exchange, impairment, and restructuring ("EBITDA") is seen by management as a key indicator of the change in the liquidity of Points' operations over a defined period of time. For further discussion on EBITDA refer to Item 5A. As the Corporation continues to add contracts to its portfolio of Loyalty Solutions and to the Consumer Hub at www.points.com, revenue is expected to grow, resulting in increased liquidity.

Sources and Uses of Cash

Year ended December 31, 2009 compared to year ended December 31, 2008

The Corporation's financial strength is reflected in its balance sheet. As at December 31, 2009, the Corporation continues to remain debt-free with $35,534 (2008 – $30,962) of total funds available, which is comprised of cash and cash equivalents, funds receivable from payment processors, short-term investments, and security deposits.

Working Capital

The Corporation's working capital (defined as current assets minus current liabilities) was $5,373 at December 31, 2009 versus working capital of $5,534 as at December 31, 2008. The increase in cash funds available was offset by a corresponding increase in current liabilities due to the timing of partner payments. The decline in working capital was primarily due to the reclassification of certain current prepaid assets to non-current other assets, which was offset by an increase in the future income tax asset. Management considers its working capital position to be sufficient to meet its current obligations.

Operating Activities

Cash flows provided by operating activities in fiscal 2009 were due to positive EBITDA, and the timing of payments with certain loyalty program operators. Positive cash flows provided by operating activities increased over the prior year largely due to one-time changes in the timing of payments to certain loyalty program partners made in the fourth quarter of 2008.

Investing Activities

Cash used in investing activities of $4,105 for the year ended December 31, 2009 was primarily related to the purchase of short-term investments to best utilize the Corporation's cash on hand. In addition, the Corporation invested in the development of its new Loyalty Currency Services technology platform and enhancements made to the Consumer Hub at www.points.com. Cash flows provided by investing activities of $5,777 in fiscal 2008 primarily related to the sale of short-term investments.

Management anticipates significant levels of capital expenditures to be incurred throughout 2010 as it continues to focus on product and technology development as part of Project ePoch, a core strategy to the Corporation's future growth plans. The Corporation will fund these capital expenditures entirely from its working capital.

Financing Activities

The Corporation did not use or generate funds from financing activities this year. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Year ended December 31, 2008 compared to year ended December 31, 2007

Total cash and cash equivalents as at December 31, 2008 were $22,854, an increase of $1,318 from $21,536 as at December 31, 2007. The increase was primarily due to positive cash flows from financing and investing activities. Cash flows provided by investing activities of $5,777 resulted primarily from the sale of short-term investments during the year. Cash flows provided from financing activities were $1,952, largely due to $1,688 in cash received upon the issuance of common shares in June 2008. Cash flows used in operating activities were $4,553 due to a change in the timing of payments with certain loyalty program partners.

Working capital decreased slightly from $5,758 at December 31, 2007 to $5,535 at December 31, 2008, a decline of $223.

Financial Instruments

For information related to the types of financial instruments employed by the Corporation, refer to Note 2(p) contained in the Notes to the Financial Statements in Item 17 below.

C.         Research and development, patents and licences.

A major focus of the Corporation's investment strategy for 2010 is to substantially enhance its technology platform to more efficiently drive and increase synergies between Points' private branded Loyalty Currency Services and the Consumer Hub at www.points.com. The technology upgrade has expanded functionality to an initial set of Points' loyalty program partners. Management expects to upgrade all of its partners to the ePoch platform in 2010. This new platform will enable Points to deliver enhanced services and functionality and significantly improve operational efficiencies, including reducing the time and effort to integrate new partners.

The Corporation capitalizes employment costs related to the development of the new Loyalty Currency Services technology platform. The Corporation expended and capitalized $187 on the development of the ePoch platform in 2009.

As Points is developing the new platform for its Loyalty Currency Services, it is simultaneously rearchitecting the consumer side of the business on the Consumer Hub at www.points.com. The website is being designed with an entirely new user interface focused on managing enhanced content, integrating new partners and augmenting transaction functionality.

The Corporation capitalizes employment costs related to the development of its Consumer Hub at www.points.com and its Miles for Magazines product. The Corporation expended and capitalized $311 (2008 – $164; 2007 – $843) in 2009 on the development of these products.

The Corporation has four patent applications pending that relate directly to the process and technology that run the Corporation's current business platform. The carrying amounts are representative of actual costs incurred to date in pursuing patent applications. The Corporation expended and capitalized $68 (2008 – $184; 2007 – $161) in pursuing patent applications in 2009. Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. To date, none of the patents have been granted and therefore no amortization has been recorded.

In December 2008, Management re-evaluated its patent strategy. Management determined that it would abandon the pursuit of certain patent applications which did not support the long-term strategic plans of the Corporation. The Corporation recorded an impairment charge of $584 which represented the costs incurred in pursuing the patent applications that have now been abandoned.

D.         Trend information.

The Corporation and the majority of its loyalty program partners operate in the travel industry. In 2009, the ongoing global recession continued to place significant pressures on the travel and loyalty program industries. Similar to the general decline in demand for goods and services, the level of loyalty program activity associated with the purchase and transfer of miles and points softened in the first half of 2009. As a result of this softness, the Corporation has seen an increased interest on behalf of many of its partners to boost awareness and overall marketing activity associated with the Points operated Loyalty Currency Services.

Despite this challenging environment, management believes that its suite of Loyalty Solutions are well positioned to assist loyalty programs in finding more ways to enhance the value proposition to their respective loyalty members, engage inactive members and ultimately increase transactional activity. As the focus for loyalty reward program operators shifts from increasing program size to growing program value, management believes the opportunity to cross-sell products that allow end users to utilize their reward currencies in different ways will increase.

Miles and points transacted is considered a key performance measure by Management, as it is viewed as an indicator of the overall demand for the Corporation's products and services. Fluctuations in miles and points transacted are significantly impacted by the timing of promotions run by Points on behalf of its loyalty program partners and, to a lesser extent, seasonality. Historically, the Corporation experiences slightly higher activity in November and December as redemption levels increase during the holiday season.

Despite a challenging economic environment, total miles and points transacted remained near 2008 levels. Excluding Delta Air Lines, which is no longer a material contributor to transactional activity, total miles and points transacted in fiscal 2009 decreased by 1% over 2008. The first half of 2009 saw miles and points transacted decline due to softness in the market stemming from economic pressures. Transactional activity strengthened in the second half of the year due to the launch of the Air France-KLM partnership in the third quarter combined with successful promotional efforts that delivered strong responses from the respective membership bases. The Corporation posted record levels of miles and points transacted in the fourth quarter of 2009. Management anticipates total transactional activity in 2010 to improve on the 2009 results through organic growth in existing partnerships and the addition of new loyalty program partners. The 2010 plan incorporates similar promotional activity patterns to maximize the marketing efforts and resources.

E.         Off-balance sheet arrangements.

The Corporation has no off-balance sheet arrangements required to be disclosed in herein.

F.         Tabular disclosure of contractual obligations.

	Total	2010	2011	2012	2013	2014+
Operating lease(1)	$4,742	$665	$645	$625	$628	$2,179
Principal revenue(2)	125,449	27,947	31,972	30,517	16,712	18,301
	$130,191	$28,612	$32,617	$31,142	$17,340	$20,480

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Non-Management Directors

Michael Beckerman

Mr. Beckerman was appointed to the board in May of 2010. Mr. Beckerman's sales and marketing career spans over twenty years, three continents and several industries. During this time he has worked on both the client and agency side of the business. His experience has included senior roles in Canada, Europe and Asia, and culminated with responsibility for NIKE's key U.S. retailers. Based in Hong Kong, Mr. Beckerman was responsible for the marketing of the NIKE brand across Asia-Pacific with a specific emphasis on Advertising, Promotions and Sponsorship. He also served as Marketing Director for NIKE Germany and Director of Advertising for Europe and was at the helm when NIKE was named Brand of the Year. He later took over responsibilities for NIKE's European retail efforts.

Following NIKE, Mr. Beckerman served as Vice President, Marketing for Canadian Airlines. He led a comprehensive rebranding effort that touched everything from employee engagement, market research, product development and brand identify systems prior to heading up Marketing and International expansion for e-commerce site MVP.com. This was a high profile company that had Michael Jordan, Wayne Gretzky and John Elway as lead investors. Mr. Beckerman and his team were some of the pioneers of on-line metrics around basket size, cost per acquisition and on-line customer experience metrics. The MVP.com brand and web-site design and development are still used as benchmarks in the industry.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal. He was responsible for increasing the marketing orientation and customer focus throughout that organization. While there, reporting to the CEO, he led the development of new brand identities for both its Canadian and U.S. operations which involved more than 1,000 retail locations and over 30,000 employees.

Mr. Beckerman is currently the President of Ariad Custom Communications where they have enjoyed record growth since he took over this role three years ago. Ariad is a 70 person agency specializing in branding and on-line communications. They have won numerous domestic and International awards and Ariad was recently named as one of the Top Places to Work in Canada.

Mr. Beckerman is a sought after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He also enjoys taking his marketing experience to help some charities and foundations sharpen their strategic focus, clearly articulate their cause and generate more funds for their charity.

Bernay Box

Mr. Box was appointed as a director of the Corporation in May of 2009 and is currently the Chairman of the Board of Directors and a member of the Human Resources and Corporate Governance Committee.

Mr. Box is the President and CEO of Bonanza Fund Management, Inc. and the managing partner of Bonanza Capital, Ltd, a private investment partnership based in Dallas, Texas. Mr. Box has over 20 years of investment experience. Bonanza Capital managed over half a billion dollars for some of the largest financial institutions, wealthiest families and most prestigious non-profit organizations in the country. Focusing on smaller capitalization companies, Bonanza earned a reputation for finding and investing in companies well before their intrinsic value became noticed by Wall Street.

He is also the Interim CEO and Chairman of Terra Nova Financial Group in Chicago, Illinois.

Mr. Box is a graduate of Baylor University.

Douglas A. Carty

Mr. Carty joined the board in February of 2002 and has been a leader and key advisor in the growth of the Corporation. He was Chairman of the Board of the Corporation from 2002 through 2007 and is currently Chairman of the Corporation's Audit Committee.

Mr. Carty is also a trustee of Wajax Income Fund and serves on Wajax's Audit Committee and Human Resources and Compensation Committee.

Mr. Carty's most recent corporate experience was at Laidlaw International Inc. commencing in 2003 when he joined as Chief Financial Officer. Mr. Carty was one of two senior leaders hired to manage Laidlaw as it emerged from a three year financial restructuring. Mr. Carty and his senior colleagues were focused on the make-up of the Laidlaw portfolio of companies, ensuring that each had strong corporate strategies and leadership. This focus on strategic planning and leadership, along with a commitment to strong operations, resulted in Laidlaw's stock moving from the $6 to $7 per share range, as it exited bankruptcy, to a $35.25 per share sale price when Laidlaw was sold to the First Group, a strategic buyer based in Aberdeen, Scotland. Along the way, Laidlaw made distributions of over half a billion dollars to shareholders in the form of share buy-backs and dividends.

During Mr. Carty's last 16 months at Laidlaw he served as President & CEO of Laidlaw's largest and most profitable subsidiary, Laidlaw Education Services, the dominant school bus operation in North America. At the time, Laidlaw Education Services had $1.5 billion in revenue, 41,000 buses and 45,000 employees operating in 37 States and six of Canada's Provinces.

Prior to his position at Laidlaw, Mr. Carty served as Chief Financial Officer for Atlas Air, an air cargo company, and Canadian Airlines, a commercial passenger airline that was merged into Air Canada, Canada's largest air carrier. At Canadian Airlines, Mr. Carty served as a senior leader on various financial reorganizations the airline undertook during the 1990's. This included the April 1994 agreement between Canadian Airlines and American Airlines. American Airlines paid $246 million to acquire one third of Canadian Airlines, thereby acquiring 25% of the Calgary-based airline's voting shares plus representation on its board of directors. In return, Canadian Airlines agreed to pay AMR (the parent company of American Airlines) $115 million a year for 20 years in return for use of AMR's technological services, including accounting and reservations. This transaction was arranged in conjunction with a $200 million investment by employees through reduced wages. Mr. Carty was also a key leader in a financial restructuring in the late 1990's, which coupled with improvements to the airline's route structure, effectively led to the combination of Canadian Airlines and Air Canada.

Mr. Carty holds a Master of Business Administration from the University of Western Ontario and a Bachelor of Arts (Honours) from Queen's University.

D. Bruce Croxon

Mr. Croxon has served as a director of the Corporation since October of 2008 and is a member of the Corporation's Human Resources and Corporate Governance Committee.

Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. Mr. Croxon is an active member of the Young Presidents Organization, sits on the board of the Trans-Canada Trail and serves as the Chairman of Vida Spas, a chain of wellness spas with locations in British Columbia and Seattle, Washington.

John W. Thompson

Mr. Thompson joined the board in February of 2002 and has been an essential leader and trusted advisor in the growth of the Corporation. He is currently Chairman of the Human Resources and Corporate Governance Committee and a member of the Audit Committee.

Mr. Thompson has 28 years of executive experience with a range of private and public companies.

From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada's leading grocery chain, last serving as Executive Vice President and prior to that as Chief Financial Officer. As Executive Vice President, Mr Thompson's responsibilities, among many others, included responsibility for President's Choice, one of the largest, most recognised and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chairman of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada's finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a Chartered Accountant.

Senior Management

Rob MacLean, Chief Executive Officer

Mr. MacLean co-founded the Corporation with Mr. Barnard and has served as Chief Executive Officer of the Corporation since February 2000.

As a founder of the organization, Mr. MacLean champions the vision for the Corporation's revolutionary business, and directs an exceptional team of senior managers delivering impressive results. Mr. MacLean has led his team to deliver a suite of innovative technology solutions, earning a growing number of partnerships with the world's leading loyalty programs. The Corporation has attracted partners with a combined member base of over 250 million and the Corporation's private branded solutions have transacted more than fifty-five billion loyalty program points and miles.

Prior to founding the Corporation, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines, Mr. MacLean led a team of over 250 employees throughout North America, delivering over CAD$2 billion in annual revenue. Mr. MacLean was also responsible for the airline's award-winning Canadian Plus loyalty program. In that role, he led his team to double the program's revenues in just two years, to over CAD$120 million, as he repositioned it from a frequent flyer program to a broader loyalty program with over 100 partner relationships.

His strong leadership was reflected in a dramatic turnaround in customer satisfaction levels for the Canadian Plus program. Mr. MacLean also served as Canadian Airline's senior representative on the OneworldAlliance's Customer Loyalty Steering Committee.

Since 2003, Mr. MacLean has served on the board of directors of Hope Air. Hope Air is the national charity that helps Canadians get to medical treatment when they cannot afford the flight costs. Mr MacLean has served as Chair of Hope Air's Air Transportation Committee.

Mr. MacLean is a graduate of Acadia University.

Christopher Barnard, President

Mr. Barnard co-founded the Corporation in 2000 with Mr. MacLean. As President of Points and its subsidiary Points.com Inc., Mr. Barnard is responsible for corporate strategy, consumer product development, corporate development, financing activities, and shares investor relations duties. Mr. Barnard has been instrumental in raising capital for the Corporation, including strategic investments from both CIBC Capital Partners and InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm. Additionally, in 2004, he managed the acquisition of Points' major competitor. Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties. He has also held various interim operating positions at the Corporation including Chief Financial Officer and Vice President of Product Development and Marketing. Since the fall of 2009, Mr. Barnard has been responsible for the redevelopment of the Consumer Hub at www.points.com including corporate rebranding, product development and marketing.

In 1998, Mr. Barnard also co-founded Canada's first internet business incubator, Exclamation International, from which the Corporation was created. Prior to Exclamation, Christopher was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada's most notable internet technology stories.

Since 2002 Mr. Barnard has served on the Board of Directors of Telmetrics Inc. Telmetrics Inc. provides marketers, agencies & publishers across North America innovative call-measurement solutions to help them maximize the effectiveness of their marketing programs. Telmetrics tracks and analyzes consumer response to any direct response broadcast, online or print campaign that features a call-to-action response phone number. Telmetrics Inc. was named one of Canada's 50 Best Managed Companies from 2003 - 2006.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

Anthony Lam, Chief Financial Officer

Anthony joined Points International Ltd. in April 2007 with over a decade of senior public company financial experience in the software, internet and technology licensing sectors. He is responsible for financial reporting, taxation and compliance, treasury and corporate finance, business intelligence, investor relations, and legal matters.

Before joining Points, he served as Corporate Controller/Director of Treasury and Taxation to CryptoLogic Inc., a world-leading online gaming software development company which trades on the Toronto, NASDAQ and London stock exchanges. While there, he was active in driving financial performance, financial reporting, cash management and corporate compliance with SOX404/Bill198 requirements and gained valuable regulatory experience in a multiple jurisdiction listing environment. Anthony's time at CryptoLogic coincided with annual revenue growth from US$34 million in 2002 to US$104 million in 2006.

Prior to CryptoLogic, Anthony held Financial Controllership positions with several high growth public companies, including SoftChoice Corporation, PC DOCS Group International Inc. (acquired by Hummingbird Inc. and currently trading as part of Open Text Corporation) and Microforum Inc. where he was involved in various merger and IPO activities. Anthony started his career with PricewaterhouseCoopers LLP. He is a Chartered Accountantand holds a Bachelor of Commerce Degree from the University of Toronto.

Erika Boyd, Vice-President, Human Resources

Erika is the champion of Human Resources efforts at Points International Ltd. Her responsibilities include all areas related to attracting, retaining and developing our great people. Since joining the Corporation in 2004, she has established the HR infrastructure and has worked closely with the management team to ensure Points creates and maintains an environment where the best people choose to work. Prior to joining Points, Erika held HR leadership positions in the ecommerce and high-tech manufacturing industries where she developed her expertise in areas such as employee relations, talent acquisition, compensation and performance management.

Peter Lockhard, Senior Vice President, Product

Peter is the executive leader of a team of senior business managers responsible for the Corporation's technology platform, as well as the development and management of its ecommerce products. Peter's team ensures the continued high performance and innovation of the ecommerce products and the technology infrastructure that supports all products or services, whether they are distributed on Consumer Hub at www.points.com or through our many partner channels. Prior roles included responsibility for marketing, consumer products, business development and partner relationships. Peter originally joined the Corporation in January 2005, as leader of the business solutions group.

Peter has extensive senior management experience with successful highgrowth companies in the IT and marketing services industries, including VP Professional Services of Flo Network, a permission-based e-messaging service provider (acquired by DoubleClick).

Dave Simons, Chief Technology Officer

Dave joined the Corporation in 2009. Dave has been designing and delivering innovative high-performance infrastructures, consumer facing services, SaaS solutions and licensed software for over 20 years. Prior to joining Points, Dave was the CTO and Chief Architect at NeoEdge. Before co-founding NeoEdge, Dave was a Director of Engineering at both America Online and Quack.com where he led a 45-person engineering team and spearheaded the deployment cycle of a second-generation voice portal platform designed for hosting a new class of voice enabled AOL services that is the foundation of AOL's successful voice-based services. Prior to Quack.com and AOL, Dave held a variety of increasingly senior engineering and engineering management positions at Newcastle Capital, Citibank and CIBC Investment Bank. Dave graduated from the University of Waterloo with a B.Sc. in Mathematics and Computer Science with Honors.

B.         Compensation.

Named Executive Officers

Under applicable Canadian securities legislation, the Corporation is required to report the compensation paid to certain executive officers (referred to herein as the named executive officers or "NEOs"). The NEO compensation program consists of three components: base salary, short-term incentives and long-term incentives.

Short-Term Incentives

The Corporation's short-term incentive program provides NEOs with the opportunity to receive annual cash bonuses based on individual and corporate performance over the past fiscal year. The bonus program is primarily designed to align the financial interests and personal motivation of the NEOs with the interests of the Corporation which are represented by objective operational and financial goals. The bonus program is also designed to motivate NEOs to achieve personal goals that will benefit the Corporation's operations and its execution of corporate strategy.

For 2009, the short-term incentive program was comprised of two bonus plans: a standard bonus plan that rewarded personal and corporate performance, and a stretch bonus plan that rewarded financial performance over and above the Corporation's revenue targets.

In light of corporate performance, the Human Resources and Corporate Governance Committee determined that no bonuses should be awarded to the NEOs for 2009.

Long-Term Incentives

The Corporation's long-term incentive compensation for NEOs is provided through stock option grants under the Corporation's Option Plan. Participation in the Option Plan is considered to be a critical component of compensation that incents the NEOs to create long-term shareholder value. The Option Plan is also considered to be a critical element in attracting, motivating and retaining senior executives.

Each NEO is eligible for an annual option grant that is approved by the Board, based on the recommendation of the Human Resources and Corporate Governance Committee. The number of stock options granted is based on each NEO's level of responsibility and personal performance. Previous grants of stock options to a NEO are taken into account when considering new grants.

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

The following table sets forth the total compensation paid to or earned by the named executive officers of the Corporation during the fiscal year ended December 31, 2009.

Name, Principal Position	Salary[1] ($)	Option- based awards[2] ($)	Annual non- equity incentive plan compensation[3] ($)	Total compensation($)
Robert MacLean, Chief Executive Officer	334,334	31,842	Nil	366,175
Christopher Barnard, President	241,952	15,921	Nil	257,873
Anthony Lam, Chief Financial Officer	202,360	13,798	Nil	216,158
Peter Lockhard, Senior Vice President, Product	211,158	13,798	Nil	224,956
David Simons,[4] Chief Technology Officer	93,345	33,151	Nil	126,496

Notes:

1. Salaries are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average monthly exchange rate for the year in which they were paid.
2. Grant date fair value was calculated as accounting fair value in accordance with CICA Handbook Section 3870 using the Black Scholes formula with the following criteria: (i) dividend yield of nil, (ii) expected volatility calculated for each grant date based on the Common Share price performance over the preceding 36 months, (iii) risk free interest rate set using the five year Bank of Canada benchmark rate on the date of grant, and (iv) expected life of the option set at five years. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.
3. Bonus amounts for fiscal year performance are paid in the first quarter of the following year. Bonuses are paid in Canadian Dollars and were converted to US Dollars using the average month end closing exchange rate for the fiscal year for which the bonuses were paid. No bonuses were paid to the NEOs for 2009.
4. Mr. Simons was hired in July of 2009 with an annual salary of CDN$220,000 and received a standard stock option grant of 200,000 options upon hiring.

The following table sets forth all outstanding stock option awards granted to the NEOs as of the date of this document. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities	Option	Option expiration
	underlying	exercise	date
	unexercised options	price (CDN$)
	(#)
Robert MacLean	140,000	0.85	May 10, 2010
	175,000	0.74	May 10, 2011
	200,000	1.23	May 8, 2012[1]
	166,500	1.40	May 8, 2012[1]
	166,500	1.80	May 8, 2012[1]
	317,000	1.23	May 8, 2012[1]
	150,000	1.81	May 6, 2013
	200,000	0.46	February 17, 2014
	80,000	0.46	March 22, 2015
	165,000	0.46	March 22, 2015[2]
Christopher Barnard	80,000	0.85	May 10, 2010
	75,000	0.74	May 10, 2011
	75,000	0.90	January 24, 2012
	134,000	1.23	May 8, 2012[1]
	166,500	1.40	May 8, 2012[1]
	166,500	1.80	May 8, 2012[1]
	283,000	1.23	May 8, 2012[1]
	75,000	1.81	May 6, 2013
	100,000	0.46	February 17, 2014
	80,000	0.46	March 22, 2015
	165,000	0.46	March 22, 2015[2]
Anthony Lam	200,000	1.12	May 8, 2012
	55,000	1.81	May 6, 2013
	86,667	0.46	February 17, 2014
	55,000	0.46	March 22, 2015
	165,000	0.46	March 22, 2015[2]
David Simons	200,000	0.37	August 21, 2014
	55,000	0.46	March 22, 2015
	165,000	0.46	March 22, 2015[2]
Peter Lockhard	50,000	0.74	May 10, 2011
	125,000	0.90	January 24, 2012
	65,000	1.81	May 6, 2013
	86,667	0.46	February 17, 2014
	80,000	0.46	March 22, 2015
	165,000	0.46	March 22, 2015[2]

Notes:

1. In May of 2007, the Corporation's CEO and President were granted certain nonstandard stock option awards. These awards were priced above the market value of the Common Shares and the vesting of one of the grants was tied to the performance of one of the Corporation's strategic products.

2. In March of 2010, the Corporation granted certain non-standard stock options to the NEOs. The vesting of these options is determined by the Corporation's 2010 EBITDA performance.

Non-Management Directors

The following table sets forth the compensation paid to or earned by the non-management directors during the fiscal year ended December 31, 2009.

Name	Fees earned[1] ($)	Option- based awards[2] ($)	Total compensation[3]($)
Stephen K. Bannon[4]	Nil	Nil	Nil
Bernay Box	17,338	7,639	24,977
Douglas Carty	27,643	16,086	43,730
Bruce Croxon	23,651	10,376	34,027
John Thompson	34,995	15,644	50,639

Notes:

1.         Retainer fees for board and committee participation are paid 50% in cash and 50% in stock options under the Option Plan. The Corporation also pays meeting attendance fees. The amounts included here were calculated as the director fees paid for meeting attendance and the cash portion of retainer fees for participation occurring in 2009. Such fees are paid quarterly in arrears in Canadian Dollars and were translated to US Dollars at the average month end exchange rate for the applicable quarter.
2.         Grant date fair value was calculated as accounting fair value in accordance with CICA Handbook Section 3870 calculated using the Black Scholes formula with the following criteria: (i) dividend yield of nil, (ii) expected volatility calculated for each grant date based on the Common Share price performance over the preceding 36 months, (iii) risk free interest rate set using the five year Bank of Canada benchmark rate on the date of grant, and (iv) expected life of the option set at five years. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.
3.         Does not include amounts paid in reimbursement of out-of-pocket expenses incurred for the purpose of attending Board and committee meetings in person.
4.         Mr. Bannon ceased to be a director in May 2010 and agreed not to be paid any retainers or meeting attendance fees for his 2009 Board participation.

The following table sets forth all outstanding stock option awards granted to the non-management directors as of the date of this document. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date (Date)
Stephen K. Bannon	1,000,000 500,000	1.07 1.80	February 14, 2012 February 14, 2012[1]
Bernay Box	46,089 113,688 12,598	0.37 0.50 0.46	August 21, 2014 February 10, 2015 March 22, 2015
Douglas Carty	100,000 111,732 250,000 99,502 76,046	1.68 0.90 0.90 0.46 0.50	August 14, 2012 October 9, 2013[1] October 9, 2013[2] February 17, 2014 February 11, 2015
Bruce Croxon	18,017 64,179 49,049	0.90 0.46 0.50	October 9, 2013[1] February 17, 2014 February 11, 2015
John Thompson	100,000 108,659 125,000 96,766 73,954	1.68 0.90 0.90 0.46 0.50	August 14, 2012 October 9, 2013[1] October 9, 2013[2] February 17, 2014 February 11, 2015

Notes:
1. Granted at an exercise price that exceeded the grant date market value.
2. On October 9, 2008, Messrs. Carty and Thompson were granted an option award in recognition of past service to the Board. These options were granted at an exercise price that exceeded the grant date market value and vest in full when they cease to be a director of the Corporation for any reason.

C. Board practices.

The current term of office for each director of the Corporation will expire at the next annual meeting of shareholders. The initial appointment date for each director is set forth above under Section A of this Item. None of the directors have a service contract with the Corporation providing benefits upon termination.

The Corporation has an Audit Committee that is responsible for, among other things, the Corporation's relationship with its external auditor, reviewing the Corporation's financial statements and related filings with management and making recommendations thereon to the board of directors, and reviewing and assisting in the evaluation of the Corporation's internal control over financial reporting. The current members of the Audit Committee are: Douglas A. Carty (Chairman), Bernay Box, and John W. Thompson

The Corporation has a Human Resources and Corporate Governance Committee that is responsible for, among other things, reviewing and making recommendations to the board of directors and management on all matters related to compensation of the Corporation's directors, executive and employees. The current members of the Human Resources and Corporate Governance Committee are: John W. Thompson (Chairman), Bernay Box, and D. Bruce Croxon.

D.         Employees.

The following table indicates the number of full-time employees and short-term contractors utilized by the Corporation as at December 31 for each of the past three years. All of the Corporation's employees are located in Canada except for two U.S. based employees and two employees based in Europe.

	2009	2008	2007
Technology	35	40	31
Finance & Administration	20	19	17
Business Dev. & Account Mgmt	9	10	11
Marketing & Product	18	20	6
Partner Support & Customer Service	9	8	7
Short-Term Contractors	3.5	18	27
Total	94.5	115	99

E.        Share ownership.

Option ownership information is provided above in Item 6.B for the Corporation's directors and named executive officers. The following table indicates common share holdings for these persons.

Name, Principal Position	Common Shares	Percentage of Outstanding Common Shares
Christopher Barnard, President	1,690,593	1.1%
Bernay Box, Director Douglas Carty,	10,007,258	6.7%
Director Robert MacLean,	335,000	0.2%
Chief Executive Officer	1,938,000	1.3%
John Thompson, Director	1,602,236	1.1%
Bruce Croxon, Director	188,400	0.1%

All employees of the Corporation are entitled to participate in the Corporation's Option Plan described above under Item 6.B.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major shareholders.

To the knowledge of the Corporation, as of the date of this document, Mr. Bernay Box is the only major shareholder. Mr. Box beneficially owns 10,007,258 common shares of the Corporation, representing 6.7% of the outstanding common shares. Mr. Box does not have voting rights different from any other holder of common shares.

As of April 30, 2010, the Corporation's registered shareholder list showed 59 registered shareholders in the United States holding 39,068,624 common shares in the aggregate or approximately 26% of the outstanding common shares.

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

B.        Significant Changes.

Since December 31, 2009, no significant change has occurred.

ITEM 9.        THE OFFER AND LISTING

Markets and Price history.

The Corporation's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "PTS." The Corporation's common shares are also quoted on the U.S. Over-The-Counter (OTC) Bulletin Board under the symbol "PTSEF." The following tables set forth the market price, range and trading volume of the common shares on the TSX for the periods indicated.

TSX – Trading Range (Canadian $)
Five Most Recent Financial Years	High $	Low $	Volume
2005	1.25	0.64	21,100,604
2006	1.15	0.58	22,112,146
2007	4.19	0.68	42,776,387
2008	4.30	0.25	98,579,557
2009	0.66	0.25	52,293,264

TSX – Trading Range (Canadian $)
Two Most Recent Financial Years by Quarter	High $	Low $	Volume
Fiscal 2009
Jan 1 – Mar 31	0.66	0.32	11,472,010
Apr 1 – Jun 30	0.50	0.37	10,375,845
Jul 1 – Sep 30	0.59	0.25	19,340,868
Oct 1 – Dec 31	0.42	0.31	11,104,541
Fiscal 2008
Jan 1 – Mar 31	4.30	1.75	27,395,050
Apr 1 – Jun 30	2.75	1.07	35,711,738
Jul 1 – Sep 30	1.22	0.45	22,746,274
Oct 1 – Dec 31	0.75	0.25	12,728,495
Six Most Recent Months
November 2009	0.38	0.31	3,374,118
December 2009	0.43	0.31	3,486,666
January 2010	0.42	0.50	2,334,345
February 2010	0.52	0.47	1,620,734
March 2010	0.49	0.43	2,261,003
April 2010	0.63	0.43	2,588,715

OTC Bulletin Board – Trading Range (US $)
Five Most Recent Financial Years	High $	Low $	Volume
2005	1.05	0.48	43,793,600
2006	1.03	0.51	60,229,400
2007	4.23	0.60	85,662,500
2008	4.27	0.22	74,266,600
2009	0.58	0.23	68,162,900

OTC Bulletin Board – Trading Range (US $)
Two Most Recent Financial Years by Quarter	High $	Low $	Volume
Fiscal 2009	NA	NA	NA
Jan 1 – Mar 31	0.55	0.25	8,129,500
Apr 1 – Jun 30	0.50	0.28	9,262,700
Jul 1 – Sep 30	0.58	0.23	32,661,600
Oct 1 – Dec 31	0.41	0.29	18,109,100
Fiscal 2008
Jan 1 – Mar 31	4.27	1.73	22,401,700
Apr 1 – Jun 30	2.72	1.07	21,730,800
Jul 1 – Sep 30	1.20	0.45	9,311,600
Oct 1 – Dec 31	0.70	0.22	20,822,500
Six Most Recent Months
November 2009	0.37	0.29	4,479,600
December 2009	0.41	0.30	6,807,900
January 2010	0.50	0.38	2,565,400
February 2010	0.50	0.42	2,450,700
March 2010	0.48	0.42	3,931,300
April 2010	0.60	0.43	5,246,500

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

Each holder of a common share is entitled to receive notice of, to attend and to vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, the holders of the common shares are entitled to (a) receive dividends if, as and when declared by the directors of the Corporation; and (b) share equally in the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation. Directors stand for reelection at our annual general meeting of shareholders and not at staggered intervals. No cumulative voting is permitted in relation to the common shares.

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

There are no limitations under the laws of Canada or in the constating documents of the Corporation on the right of foreigners to hold or vote securities of the Corporation, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Corporation by a "non-Canadian". The threshold for acquisitions of "control" is generally defined as being one-third or more of the voting shares of the Corporation. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act and promptly file an amendment to such report to disclose any material change to the information reported, including any acquisition or disposition of 1% of the outstanding securities of the registered class.

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

As used herein, the term "U.S. Stockholder" means a holder of common shares of the Corporation who (for United States federal income tax purposes): (a) is a citizen or resident of the United States; (b) is a corporation created or organized in or under the laws of the United States or of any state therein; (c) is an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) is a trust if either (i) such trust has validly elected to be treated as a U.S. person or (ii) such trust is subject to both the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all substantial trust decisions.

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

A U.S. Stockholder who makes a QEF Election would generally be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year that the Corporation is classified as a PFIC, even if no dividend distributions were received. The U.S. Stockholder would not be subject to further tax on distribution of this income.

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

Refer to Item 17 Note 22 Financial Instruments.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages or delinquencies in existence as of the date of this filing.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES

Management's Responsibility For Financial Reporting

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation's policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation's annual consolidated financial statements, the report of the independent registered chartered accountants, the comments by independent registered chartered accountants on Canada-United States of America reporting differences, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by Deloitte & Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Deloitte & Touche LLP has full and free access to the Audit Committee.

Disclosure Controls And Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52-109) as of December 31, 2009. Based on that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective.

Management's Report On Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting as defined under rules adopted by the SEC and National Instrument 52-109 is a process designed by, or under the supervision of, the Corporation's Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that as of December 31, 2009, our internal control over financial reporting is effective.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009, has been audited by Deloitte & Touche LLP, the Corporation's Independent Registered Chartered Accountants, who also audited the Corporation's Consolidated Financial Statements for the year ended December 31, 2009. The attestation report of Deloitte & Touche LLP on management's assessment of the Corporation's internal control over financial reporting is included in the financial statements attached in Item 17 below.

Changes In Internal Control Over Financial Reporting

Management believes the Corporation has sufficient qualified personnel with an appropriate level of knowledge and experience in the application of GAAP to exercise proper oversight over its financial reporting function and address the requirements of its normal financial accounting and reporting needs. As well, the use of external advisors to provide support and technical expertise in complex accounting issues will further reinforce disclosure controls and procedures and internal control over financial reporting.

There have been no changes in the Corporation's internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.        CODE OF ETHICS

The Corporation has adopted a code of ethics entitled "Points International Ltd. Code of Business Conduct & Ethics". The Code of Business Conduct & Ethics applies to all directors, officers and employees of the Corporation, including the Corporation's principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct & Ethics is available at the Corporation's Internet website, www.pointsinternational.com, in the Investor Relations - Corporate Governance section and is available in print to any shareholder upon written request to the Secretary of the Corporation.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Corporation's external auditor in the last two fiscal years are as follows:

Auditor Fees	2009 ($)	2008 ($)
Audit Fees	328,955	254,772
Audit-Related Fees	47,427	54,495
Tax Fees	5,782	22,813
All Other Fees	19,852	189,912
Total	402,016	521,992

The Corporation's audit committee has not established any pre-approval policies or procedures within the meaning of paragraph (c)(7)(i)(B) of Rule 2-01 of Regulation S-X. All audit and non-audit services are approved by the Corporation's audit committee where required.

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

PART III

ITEM 17.        FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Points International Ltd.

We have audited the internal control over financial reporting of Points International Ltd. and subsidiaries (the "Company") as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 29, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

/s/ Deloitte and Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2010

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Points International Ltd.

We have audited the consolidated balance sheets of Points International Ltd. and subsidiaries (the “Company”) as at December 31, 2009 and 2008, and the consolidated statements of operations and deficit, comprehensive income (loss) and accumulated other comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Points International Ltd. and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte and Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2010

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in the consolidated financial statements that have a material effect on the comparability of the Company's financial statements such as the changes described in Note 2(q) referring to changes in accounting principles regarding the Company's adoption of Canadian Institute of Chartered Accountants' Handbook Section 3064, “Goodwill and Intangible Assets”. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 29, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte and Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2010

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

AS AT DECEMBER 31,	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$23,914	$22,854
Funds receivable from payment processors (Note 4)	5,855	5,066
Short-term investments (Note 5)	3,302	792
Security deposits (Note 6)	2,463	2,250
Accounts receivable (Note 7)	1,907	2,448
Future income tax asset (Note 23)	945	601
Current portion of deferred costs (Note 11)	139	247
Prepaid and sundry assets	759	1,548
	39,284	35,806
Property and Equipment (Note 8)	607	809
Intangible Assets (Note 9)	2,014	998
Goodwill (Note 9)	4,205	4,205
Deferred Costs (Note 11)	82	144
Other Assets (Note 12)	951	752
	7,859	6,908
	$47,143	$42,714
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,087	$3,217
Current portion of deferred revenue	609	1,087
Payable to loyalty program partners	30,215	25,967
	33,911	30,271
Deferred Revenue	301	259
	34,212	30,530
SHAREHOLDERS' EQUITY
Accumulated Other Comprehensive Loss	(2,566)	(2,566)
Accumulated Deficit	(49,463)	(49,527)
	(52,029)	(52,093)
Capital Stock (Note 14)	56,662	56,662
Contributed Surplus (Note 16)	8,298	7,615
	12,931	12,184
	$47,143	$42,714

APPROVED ON BEHALF OF THE BOARD:

/s/ Stephen K. Bannon                  Chairman
/s/ T. Robert Maclean                    Director

See Accompanying Notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts)

FOR THE YEARS ENDED DECEMBER 31,	2009	2008	2007
REVENUE
Principal	$70,781	$65,483	$19,643
Other partner revenue	8,946	9,194	10,032
Interest	52	920	689
	79,779	75,597	30,364
GENERAL & ADMINISTRATION EXPENSES
Direct cost of principal revenue	60,902	55,786	14,390
Processing fees and related charges	2,155	2,931	1,506
Employment costs	10,637	11,175	8,756
Marketing and communications	1,749	1,259	1,544
Technology services	935	882	850
Amortization	783	1,533	2,847
Foreign exchange (gain) loss	(242)	756	518
Operating expenses (Note 17)	2,794	3,008	2,951
Restructuring charges (Note 27)	332	-	-
	80,045	77,330	33,362
OPERATING LOSS – before undernoted	(266)	(1,733)	(2,998)
OTHER EXPENSES
Interest on preferred shares (Note 14)	-	517	1,092
Interest and other charges	14	49	46
Impairment of long- lived assets (Note 18)	-	1,256	-
	14	1,822	1,138
LOSS BEFORE INCOME TAXES	(280)	(3,555)	(4,136)
Recovery of future income taxes	(344)	-	-
NET INCOME (LOSS)	$64	$(3,555)	$(4,136)
EARNINGS (LOSS) PER SHARE (Note 19)
Basic	$0.00	$(0.03)	$(0.04)
Diluted	$0.00	$(0.03)	$(0.04)
DEFICIT – Beginning of year	$(49,527)	$(45,972)	$(41,836)
NET INCOME (LOSS)	64	(3,555)	(4,136)
DEFICIT – End of year	$(49,463)	$(49,527)	$(45,972)

See Accompanying Notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)

FOR THE YEARS ENDED DECEMBER 31	2009	2008	2007
COMPREHENSIVE INCOME (LOSS)
NET INCOME (LOSS)	$64	$(3,555)	$(4,136)
Foreign currency translation adjustment	-	-	(982)
Comprehensive income (loss)	$64	$(3,555)	$(5,118)

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance – Beginning of year	$(2,566)	$(2,566)	$(1,584)
Foreign currency translation adjustment	-	-	(982)
Balance – End of year	$(2,566)	$(2,566)	$(2,566)
   See Accompanying Notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

FOR THE YEARS ENDED DECEMBER 31,	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$64	$(3,555)	$(4,136)
Items not affecting cash
Amortization of property and equipment	446	582	528
Amortization of deferred costs	2	331	442
Amortization of intangible assets	335	620	1,877
Future income tax recovery	(344)	-	-
Unrealized foreign exchange (gain) loss	(368)	987	4,901
Employee stock option expense (Note 16)	683	648	545
Interest on Series Two and Four preferred Shares	-	517	1,092
Impairment of long-lived assets (Note 18)	-	1,256	-
Changes in non-cash balances related to operations (Note 20(a))	3,981	(5,939)	6,129
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	4,799	(4,553)	11,378
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(244)	(487)	(209)
Additions to intangible assets	(1,351)	(350)	(817)
Sale of short-term investments	-	11,589	-
Purchase of short-term investments	(2,510)	(4,975)	(7,405)
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES	(4,105)	5,777	(8,431)
CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	-	(6)	(27)
Share issuance on capital transaction (Note 15)	-	1,688	-
Issuance of capital stock on exercise of stock options and warrants	-	270	1,372
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	-	1,952	1,345
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	366	(1,858)	305
INCREASE IN CASH AND CASH EQUIVALENTS	1,060	1,318	4,597
CASH AND CASH EQUIVALENTS – Beginning of year	22,854	21,536	16,939
CASH AND CASH EQUIVALENTS – End of year (Note 20(c))	$23,914	$22,854	$21,536
Supplemental Information
Interest Received	$68	$947	$648
Interest Paid	$15	$2	$4

See Accompanying Notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Expressed in thousands of United States dollars, unless otherwise noted, and except for share and per share amounts)

1. BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

The accompanying consolidated financial statements of Points International Ltd. (the “Corporation”) include the financial position, results of operations and cash flows of the Corporation and its wholly owned subsidiaries, Points International (US) Ltd., Points International (UK) Limited, and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of loyalty currency solutions include the retailing and wholesaling of loyalty program currencies, a range of additional loyalty solutions that enhance either the loyalty program's consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation's operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes typically peak at this time. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points.

The Corporation's functional and reporting currency is the US dollar (US$).

2. SUMMARY OF ACCOUNTING POLICIES AND ESTIMATES

Principles of Consolidation

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 28 describes and reconciles the significant measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) affecting the accompanying consolidated financial statements. A summary of significant accounting policies is set out below:

a)	Estimates

The preparation of the Corporation's consolidated financial statements, in accordance with Canadian GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Corporation evaluates its estimates, including those related to provisions for doubtful accounts, the provision for transaction losses (credit card chargebacks), income taxes, stock-based compensation, revenue recognition, and the valuation of goodwill, intangible assets and long-lived assets. The Corporation bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances.

b)	Revenue recognition

The Corporation's revenue is categorized as principal, other partner revenue, and interest and is generated through the technology services provided to loyalty program partners. Revenue is recognized when evidence of an arrangement exists, the fee is fixed or determinable, services have been provided, and collection of the receivable is reasonably assured.

The Corporation's revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various programs. The following is a list of revenue streams and the related revenue recognition policy.

i)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees are the up-front charges to cover the Corporation's cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These technical design and development fees are recorded in accordance with Abstract 142 of the Emerging Issues Committee (“EIC-142”) of The Canadian Institute of Chartered Accountants (“CICA”) Handbook, “Revenue Arrangements with Multiple Deliverables”. As such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

ii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized on a percentage of completion basis.

iii)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation's role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes substantive credit and inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee (“EIC-123”) of the CICA Handbook, “Reporting Revenue Gross as a Principal versus Net as an Agent”. Related costs are recorded as part of direct cost of principal revenue.

iv)

Loyalty program sign-up fees are charged to loyalty program partners at the commencement of a business relationship to gain access to the Corporation's proprietary Consumer Hub at www. points.com. This portal allows the end-consumers of loyalty programs to register and track the programs they participate in and allows them to transact loyalty currency in ways that are not possible within the core programs of the loyalty programs. The Corporation earns ongoing revenue from the ongoing transactions over the term of the contract. As such, in accordance with EIC-142, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

v)

Hosting fees are charged to certain loyalty program partners for the hosting of web-based services carried out by the Corporation. These fees are charged monthly to the loyalty program partners over the term of the contract. Revenue is recognized on a monthly basis over the term of the contract as it approximates the period of expected benefit.

vi)

Management fees are charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation. This revenue is recognized over the period that the service is provided.

Other Partner Revenue

Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation's role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Other partner revenues are recorded on a net basis. Other partner revenue also includes other revenues received from partners which are not transactional in nature but have been earned in the period.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation's Board approved Investment Policy. Interest revenue is recognized when earned on an accrual basis.

c)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase, and are carried at cost which approximates their fair value because of the short-term nature of the instruments.

d)	Funds receivable from payment processors

Funds receivable from payment processors are amounts collected on behalf of the Corporation and held for up to three days before being released to the Corporation.

e)	Short-term investments

Short-term investments consist of highly liquid investments (term deposits) with original maturity dates between three and twelve months, and are carried at amortized cost using the effective interest method which approximates fair value.

f)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is based on the estimated useful lives of the assets using the methods and annual rates as follows:

Furniture and equipment	20% declining balance basis
Computer equipment	30% declining balance basis
Software	straight-line over 3 years
Leasehold improvements	straight-line over shorter of useful life or the lease term

In accordance with CICA Handbook Section 3063, “Impairment of longlived assets,” the Corporation evaluates the carrying value of long-lived assets whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment has occurred if the carrying value of an asset is not recoverable. If the fair value is less than the carrying amount of the asset, an impairment charge is recognized for the difference.

g)	Intangible assets

Intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

For intangible assets subject to amortization, the Corporation assesses impairment only if impairment indicators exist. If the carrying amount of the finite lived intangible asset cannot be recovered from undiscounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

Patents will be amortized over the useful life of the patent, commencing when the patents have been granted. As of December 31, 2009, the Corporation does not have any registered patents. Registered trademarks have been determined to have an indefinite life and are therefore not amortized.

Internal use software development costs are amortized on a straight-line basis over 3 to 5 years.

h)	Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

i)	Deferred costs

In relation to the Corporation's technology design and development revenue, and loyalty program sign up fees involving revenue arrangements with multiple deliverables, the Corporation incurs direct upfront contract revenue initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred and amortized over the expected life of the agreement.

Direct costs associated with securing key loyalty program partner relationships are deferred and amortized over the expected life of the partner agreement.

j)	Payable to loyalty program partners

Payable to loyalty program partners includes amounts collected through loyalty currency services for retailing, wholesaling and other loyalty currency services.

k)	Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work which are deferred and recognized over the expected life of the partner agreement.

Deferred revenue also includes proceeds for mileage, where the issuance of this mileage to loyalty program members occurs at a later date. Deferred revenue also includes membership fees for services to be provided over a future period. This revenue is recognized over the membership term.

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

The results of foreign operations, which are financially and operationally integrated with the Corporation, are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into the Corporation's reporting currency, the United States dollar, at the rate of exchange prevailing at year end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average exchange rates prevailing during the year except for amortization, which is translated at the rates of exchange applicable to the related assets.

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

o)	Stock based compensation

Employees

The Corporation has a stock option plan for directors, officers and employees. The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation's stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance related conditions, as well as the options that are expected to vest based on future service, are recorded over the option's vesting period and charged to earnings with a corresponding charge to contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. Any consideration paid on the exercise of stock options is added to share capital with the related portion previously added to contributed surplus when the compensation costs were charged to earnings.

Non employees

For stock based compensation issued to non employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

p)	Financial instruments

Financial instruments are classified into one of the following four categories: held-for-trading (assets or liabilities), loans and receivables, held-to- maturity, and other financial liabilities. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. All financial instruments are initially measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument.

Held-for-trading (assets or liabilities)

This category is comprised of certain investments in equity and debt instruments, stand-alone derivatives, other than those designated as hedging items, and embedded derivatives requiring separation. They are carried in the balance sheet at fair value with changes in fair value recognized in the statements of operations.

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

Held-to-maturity investments

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Corporation's management has the positive intention and ability to hold to maturity and comprises certain investments in debt securities. These assets are initially recognized at fair value and subsequently carried at amortized cost, using the effective interest method, less any provision for impairment.

Other financial liabilities

Other financial liabilities include all financial liabilities other than those classified as held-for-trading and comprise trade payables, and other short-term monetary liabilities. These liabilities are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

The Corporation's financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Funds receivable from payment processors	Loans and receivables	Amortized cost
Short-term investments	Held-to-maturity	Amortized cost
Security deposits	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Payable to loyalty program partners	Other financial liabilities	Amortized cost

q)	Adoption of new accounting policies

Goodwill and Intangible Assets

Effective January 1, 2009, the Corporation adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs.” The new Section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets, provides more specific guidance on the recognition of internally developed intangible assets, and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets.

As a result of adopting Section 3064, the Corporation reclassified $518 of internal use software development costs as at January 1, 2009 and December 31, 2008 from “Property and equipment” to “Intangible assets” on the consolidated balance sheets. Corresponding amortization expense of $503 for the year ended December 31, 2008 has been reclassified from “Amortization of property and equipment” to “Amortization of intangible assets” on the consolidated statements of operations and deficit. Corresponding additions of $164 for the year ended December 31, 2008 has been reclassified from “Additions to property and equipment” to “Additions to intangible assets” on the consolidated statements of cash flows.

As a result of adopting Section 3064, the Corporation reclassified $1,131 of internal use software development costs as at January 1, 2008 and December 31, 2007 from “Property and equipment” to “Intangible assets” on the consolidated balance sheets. Corresponding amortization expense of $1,171 for the year ended December 31, 2007 has been reclassified from “Amortization of property and equipment” to “Amortization of intangible assets” on the consolidated statements of operations and deficit. Corresponding additions of $656 for the year ended December 31, 2007 been reclassified from “Additions to property and equipment” to “Additions to intangible assets” on the consolidated statements of cash flows.

Financial Statement Concepts

Effective January 1, 2009, the Corporation adopted CICA Handbook Section 1000, “Financial Statement Concepts.” This amended section removes references to the recognition of assets and liabilities solely on the basis of matching net income items and clarifies the timing of expense recognition and the creation of an asset. The amendment to this standard did not have a material impact on the financial position or earnings of the Corporation.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA's Emerging Issue Committee (“EIC") issued abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities,” which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. EIC-173 is effective for interim and annual periods ending on or after January 20, 2009. Upon adoption, there was no material impact on the financial position or earnings of the Corporation.

Financial Instruments

In June 2009, the CICA issued amendments to its Financial Instruments – Disclosure standard to expand disclosures of financial instruments. These amendments are effective for the Corporation for the year ended December 31, 2009 and introduce a three-level fair value hierarchy that prioritizes the quality and reliability of information used in estimating the fair value of instruments. The fair values for the three levels are based on:

Level 1 – quoted prices in active markets Level 2 – models using observable inputs other than quoted market prices Level 3 – models using inputs that are not based on observable market data

The Corporation has included these additional disclosures in Note 22.

3.	FUTURE ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. For the Corporation, IFRS will be effective for interim and annual periods commencing January 1, 2011, including the preparation and reporting of one year of comparative figures.

The Corporation has established a project team to support adopting IFRS. The project team is actively monitoring developments and guidance on the application of IFRS to the Corporation. As a result of proposed changes to certain IFRS, together with the current stage of the Corporation's IFRS project, the Corporation cannot reasonably quantify, at this time, the full impact that adopting IFRS will have on its financial position and future results.

Business Combinations, Consolidated Financial Statements, and Noncontrolling Interests

In January 2009, the CICA issued new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests. The Business Combinations standard provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Most acquisition-related costs must be accounted for as expenses in the periods they are incurred. This new standard will be applicable for acquisitions that are completed on or after December 31, 2011 although adoption in 2010 is permitted to facilitate the transition to IFRS in 2011. The Consolidated Financial Statements standard establishes guidance for preparing consolidated financial statements after the acquisition date. The Non-controlling Interests standard provides guidance on the accounting and presentation of non-controlling interest. These new standards must all be adopted concurrently.

Revenue Arrangements with Multiple Deliverables

In December 2009 the Emerging Issues Committee issued new EIC-175, to replace the existing EIC-142 “Revenue Arrangements with Multiple Deliverables”. These amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. It also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, it prohibits the use of the residual method.

EIC-175 may be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.

4.	FUNDS RECEIVABLE FROM PAYMENT PROCESSORS

Funds receivable from payment processors are funds due from the Corporation's credit card processors. These funds represent amounts collected from customers and are typically deposited directly to the Corporation's bank account within 3 business days from the date of sale.

5.	SHORT-TERM INVESTMENTS

Short-term investments represent amounts invested in term deposits with original maturity dates between 3 and 12 months. The average interest rate on the short-term investments at year end was 0.27% per annum (2008 – 2.17%). Included in short-term investments is restricted cash of $802 (2008 – $792) held primarily as collateral for commercial letters of credit issued in accordance with the terms of business agreements.

6.	SECURITY DEPOSITS

Security deposits are amounts held by the Corporation's payment processors as collateral in accordance with the terms of the credit card processing agreements. This collateral balance is based on a percentage of the Corporation's processing volume over the past six months.

7.	ACCOUNTS RECEIVABLE

The Corporation's accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website and for amounts charged with respect to the loyalty program sign-up and the technology design and development fees. The amount is presented net of an allowance for doubtful accounts. At year end the allowance was $8 (2008 - $63).

8.	PROPERTY AND EQUIPMENT

		Accumulated	Net Carrying
2009	Cost	Amortization	Amount
Furniture and equipment	$420	$217	$203
Computer equipment	598	305	293
Software	1,154	1,062	92
Leasehold improvements	887	868	19
	$3,059	$2,452	$607

		Accumulated	Net Carrying
2008	Cost	Amortization	Amount
Furniture and equipment	$719	$425	$294
Computer equipment	1,038	722	316
Software	1,441	1,361	80
Leasehold improvements	889	770	119
	$4,087	$3,278	$809

9.	INTANGIBLE ASSETS

Intangible assets of $2,014 (2008 - $998) are comprised of the following: a) Intangible assets subject to amortization

		Accumulated	Net Carrying
2009	Cost	Amortization	Amount
Patents	$470	$-	$470
Internal use software
development costs	6,786	5,327	1,459
	$7,256	$5,327	$1,929

		Accumulated	Net Carrying
2008	Cost	Amortization	Amount
Patents	$403	$-	$403
MilePoint contracts and customer list	3,445	3,445	-
Internal use software development costs	8,386	7,868	518
	$12,234	$11,313	$921

The Corporation has several patent applications pending approval that relate directly to the process and technology that run the Corporation's current business platform. The carrying amounts are representative of actual costs incurred to date in pursuing patent applications. Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. To date, none of the patents have been granted and therefore no amortization has been recorded.

On March 31, 2004, the Corporation acquired substantially all of the business assets of MilePoint, Inc., a loyalty program technology provider and operator. As part of the acquisition, the Corporation acquired the customer list and contracts between MilePoint and certain loyalty program partners for the operation of technology solutions. The fair value assigned to the contracts and customer list at the time of acquisition was $3,859. In December 2008, the Corporation recorded an impairment charge of $414 related to the remaining carrying value of its MilePoint contracts and customer list asset. The remaining carrying value related solely to a contract with one loyalty program partner. The partner discontinued its use of the product associated with this contract, which was sufficient to suggest impairment. The impairment charge is included in the Impairment of long-lived assets line (see Note 18) in the Consolidated Statements of Operations. The remaining net book value is nil (2008 - nil).

In December 2008, the Corporation recorded an impairment charge of $258 related to Internal use software development assets. The impairment charge is related to technical assets for which the Corporation will not continue to fund. Changes in the marketplace were sufficient to indicate impairment to the carrying value. The Corporation's approach in determining the recoverable amount utilized a discounted cash flow methodology, which involved making estimates and assumptions regarding revenue growth, operating margins, and discount rates. These estimates may differ from actual results of operations and cash flows. In the Consolidated Statements of Operations, the impairment charge is included in the Impairment of long-lived assets line (see Note 18).

In December 2008, Management re-evaluated its patent strategy. Management determined that it would abandon the pursuit of certain patent applications which did not support the long-term strategic plans of the Corporation. The Corporation recorded an impairment charge of $584 which represented the costs incurred in pursuing the patent applications that were abandoned. The impairment charge is included in the Impairment of long-lived assets line (see Note 18) in the Consolidated Statements of Operations.

b) Intangible assets not subject to amortization

The Corporation holds several trademark registrations in Canada and the United States. The carrying amounts of $85 (2008 – $77) are representative of actual costs incurred to date in registering trademarks. Trademarks are still deemed to have an indefinite useful life, and are therefore not amortized. They continue to be tested for impairment if impairment indicators exist.

10.	GOODWILL

Goodwill of $4,205 (2008 – $4,205) relates entirely to the excess of the purchase price over the fair values of the business assets of MilePoint, Inc. acquired in 2004 (see Note 9). In accordance with the CICA Handbook Section 3064, “Goodwill and Intangible Assets,” a valuation of the goodwill occurs annually at year end. As at December 31, 2009 and 2008, there has been no impairment.

11.	DEFERRED COSTS

Deferred costs include the following: (1) direct upfront contract initiation costs associated with website application design and development revenues; and (2) direct partner relationship costs, which relate to the issuance of shares by the Corporation to a key loyalty program partner to secure the relationship.

Upfront contract initiation costs relate to the Corporation's partner sign-up and technology design and development revenues involving arrangements with multiple deliverables and are deferred and recognized over the expected life of the agreement. Direct partner relationship costs are amortized over the expected benefit period of the relationship. The amortization of deferred costs was $2 in 2009 (2008 –$331; 2007 – $442).

12.	OTHER ASSETS

Other assets include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com promotional activities. The current portion of this asset is recorded under the Prepaid and sundry assets line.

13.	CONVERTIBLE PREFERRED SHARES

a) Series Two preferred share

In 2003, the Corporation issued one Series Two preferred share for aggregate consideration of CAD$12,400,000. The Series Two preferred share was a voting, convertible share and ranked equally with the Series Four preferred share and in priority to the common shares. The Series Two preferred share was convertible until 5:00 p.m. on March 31, 2013 (Toronto time), for no additional consideration, into 24,028,016 common shares subject to adjustment in accordance with its anti-dilution protection provisions (the "Underlying Shares").

If not converted, the Series Two preferred share would have been redeemed on March 31, 2013 for the greater of CAD$12,400,000 plus 7% per annum interest calculated on a daily basis from the date of issue of the Series Two preferred share and the market value of the common shares into which the Series Two preferred share could then be converted.

On June 11, 2008, the holder of the Series Two preferred share exercised its right to convert the Series Two preferred share into 24,028,016 common shares of the Corporation (See Note 14 (a)).

b) Series Four preferred share

In 2005, the Corporation issued one Series Four preferred share for aggregate cash consideration of CAD$3,454,611. The Series Four preferred share was a voting, convertible share and ranked equally with the Series Two preferred share and in priority to the common shares.

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

On June 11, 2008, the holder of the Series Four preferred share exercised its right to convert the Series Four preferred share into 5,411,434 common shares of the Corporation (See Note 14 (a)).

14.	CAPITAL STOCK

Authorized
         Unlimited common shares
         Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

		Cash
Common shares	Number	Proceeds	Amount

Balance January 1, 2008	120,020,115	$-	$34,887

Conversion of preferred shares (i)	29,439,450	-	20,326
Share surrender and cancellation (ii)	(1,591,322)	-	(587)
Shares issued (iii)	1,591,322	2,563	2,563
Share issuance costs (iv)	-	(875)	(875)
Exercise of stock options (v)	212,505	148	201
Exercise of warrants (vi)	148,870	121	147

Balance December 31, 2008 and 2009	149,820,940	$1,957	$56,662

(i)

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert the Series Two and Series Four preferred shares into 24,028,016 and 5,411,434 common shares, respectively.

(ii)	On June 11, 2008, immediately following the conversion of the preferred shares, the same shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation.

(iii)	On June 11, 2008, the Corporation issued 1,591,322 new common shares from treasury. The pricing set by the syndicate before transaction costs was $1.65 CAD per share.

(iv)	Share issuance costs of $875 were incurred by the Corporation related to all capital transactions on June 11, 2008. Net cash flows from share issuance of capital stock was $1,688.

(v)	212,505 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from CAD$0.22 to CAD$1.01 per share.

(vi)	On April 1, 2008, the remaining 148,780 warrants were exercised in full at a price of CAD$0.83 per share.

Capital Transactions

The following summarizes the transactions that took place related to the conversion of the Series Two and Series Four preferred shares.

a) Conversion of preferred shares

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert the Series Two and Series Four preferred shares into 24,028,016 and 5,411,434 common shares, respectively, of the Corporation. As a result of the conversion, the Corporation's liability related to the Series Two preferred share was reduced by $16,201 (including accrued interest of $4,097) and its liability related to the Series Four preferred share was reduced by $4,125 (including accrued interest of $754). In total, a $20,326 reduction in the liability related to the convertible preferred shares has been recorded as share capital on the conversion and represents the stated value of the common shares that were issued as part of this transaction.

The change in the convertible preferred shares from December 31, 2007 to the date of conversion and the amounts included in income for the year are as follows:

Convertible preferred shares
Balance at January 1, 2008	$20,679
Interest on preferred shares	516
Foreign exchange gain	(869)
Balance at June 11, 2008	20,326
Conversion of preferred shares	(20,326)
Balance at December 31, 2008	$-

b) Share surrender and cancellation

Immediately following the conversion of the preferred shares, the same shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation. The stated value of the shares cancelled was calculated at the average amount of the shares in capital stock and amounted to $587. Share capital was reduced by this amount and an equal amount was credited to contributed surplus to account for this transaction.

c) Issuance of common shares

As part of the financing transaction, the Corporation issued 1,591,322 new common shares from treasury, at $1.65 CAD to the syndicate of underwriters. As a result, before share issuance costs, the share capital of the Corporation was increased by $2,563.

The following table summarizes the transactions on June 11, 2008:

	Number of shares
					Contributed
	Preferred	Common	Preferred	Common	Surplus
Conversion of Series Two preferred share	(1)	24,028,016	($16,201)	$16,201	$-
Conversion of Series Four preferred share	(1)	5,411,434	(4,125)	4,125	-
Surrender and cancellation of common shares	-	(1,591,322)	-	(587)	587
Stock issued from treasury at $1.65 CAD	-	1,591,322	-	2,563	-
Share issue costs		-	-	(875)	-
Total as at June 11, 2008	(2)	29,439,450	($20,326)	$21,427	$587

15.	STOCK OPTIONS

	a)	Stock option plan

The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three year period and expire five years from the grant date. In 2008, the shareholders of the Corporation approved an increase in the maximum number of issuable shares under the stock option plan from 14,058,406 to 18,000,000.

	December 31, 2009	December 31, 2008
Options authorized by shareholders	18,000,000	18,000,000
Less: options exercised	(6,812,318)	(6,812,318)
Net options authorized	11,187,682	11,187,682
Less: options issued & outstanding	(9,215,031)	(8,494,298)
Options available to grant	1,972,651	2,693,384

b)	Stock options

Stock-based compensation plan

At December 31, 2009, the Corporation had one stock-based compensation plan, which is described above. The Corporation accounts for stock options granted under this plan in accordance with the fair value based method of accounting for stock-based compensation. The estimated fair value of the options that are ultimately expected to vest is recorded over the option's vesting period and charged to stock-based compensation. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. The compensation cost that has been charged against income and included in employment costs for this plan is $683 for 2009 (2008 – $648; 2007 – $648).

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in years 2004 to 2009: dividend yield of nil for all five years; expected volatility is calculated for each grant date and has ranged from 29% to 80%, risk-free interest rate has ranged from 1.8% to 4.4% with an expected life of 3 years. The fair value of options granted in 2009 and 2008 were calculated using the following weighted assumptions:

	2009	2008	2007
Dividend yield	nil	nil	Nil
Risk-free rate	2.21%	3.28%	4.07%
Forfeiture rate	36%	36%	36%
Expected volatility	69.1%	57.1%	42.1%
Expected life of options	3	3	3

A summary of the status of the Corporation's stock option plan as of December 31, 2009 and 2008, and changes during the years ended on those dates are presented below.

		2009	2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price	Number of	Price (in
	Options	(in CAD$)	Options	CAD$)
Beginning of Year	8,494,298	$1.25	7,202,541	$1.17
Granted	1,891,115	0.44	2,099,242	1.40
Exercised	-	-	(212,505)	0.70
Expired	(396,374)	1.26	(522,500)	1.11
Forfeited	(774,008)	1.14	(72,480)	0.98
End of year	9,215,031	$1.11	8,494,298	$1.25
Exercisable at end of year	5,379,329	$1.09	3,086,169	$1.13
Weighted average fair value of options granted	CAD$0.20		CAD$0.50

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of	Number	remaining	exercise		exercise
Exercise	of	contractual	price (in	Number of	price (in
Prices	options	life (years)	CAD$)	options	CAD$)
$0.01 to $0.49	1,706,281	4.3	$0.44	708,320	$0.43
$0.50 to $0.99	2,313,750	2.0	0.84	1,536,791	0.84
$1.00 to $1.49	2,923,666	2.5	0.16	1,185,654	1.13
$1.50 to $1.99	2,166,334	2.8	1.79	1,831,278	1.51
$2.00 and
over	105,000	3.0	$2.17	117,286	$1.44
	9,215,031			5,379,329

	Vest based on employee		Vest based on performance
	service		criteria
		Weighted		Weighted
		average		average
Range of Exercise	Number of	exercise price	Number of	exercise price
Prices	options	(in CAD$)	options	(in CAD$)
$0.01 to $0.49	354,182	$0.43	-	n/a
$0.50 to $0.99	776,959	0.84	-	n/a
$1.00 to $1.49	1,438,012	1.18	300,000	$1.23
$1.50 to $1.99	916,171	1.51	-	n/a
$2.00 and over	50,378	$1.62	-	n/a
	3,535,702		300,000

	Exercise price equals market		Exercise price exceeds
	price on grant		market price on grant
		Weighted		Weighted
		average		average
Range of Exercise	Number of	exercise price	Number of	exercise price
Prices	options	(in CAD$)	options	(in CAD$)

$0.01 to $0.49	44,075	$0.40	1,847,040	$0.44

The expense to be recognized in future periods from the options outstanding at year-end using the year end foreign exchange rate is estimated to be $663 (2008 – $972). No options were exercised subsequent to year-end.

c)	Warrants

Warrants outstanding are as follows:

	2008		2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Warrants	(in CAD$)	Warrants	(in CAD$)
Beginning of Year	148,870	$0.83	906,248	$0.83
Exercised	(148,870)	$0.83	(757,378)	0.83

End of year	-	-	148,870	$0.83
Exercisable at end of year	-	$-	148,870	$0.83

There were 148,870 warrants outstanding at the beginning of fiscal 2008 with a weighted average exercise price in CAD of $0.83. All warrants were exercised in fiscal 2008 leaving a nil balance of warrants outstanding as at December 31, 2008 and 2009.

The weighted average grant date fair value of warrants granted were estimated at their grant date at CAD$0.21 using the Black Scholes option pricing model. The pricing model assumed a weighted average risk free interest rate of 3.8%, weighted average expected dividend yield of nil, weighted average expected common stock price volatility of 30% and a weighted average expected life of 3 years.

Points.com Inc., had issued or committed to issue 2,848,050 warrants to airline loyalty program partners that expired unexercised on April 1, 2007. Each warrant entitled the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96.

Fair value

The weighted average grant date fair value of warrants granted were estimated at their grant date at CAD$0.21 using the Black Scholes option pricing model. The pricing model assumed a weighted average risk-free interest rate of 3.8%, weighted average expected dividend yield of nil, weighted average expected common stock price volatility of 30% and a weighted average expected life of 3 years. During the year, 148,870 common share purchase warrants (valued at CAD$30,667), issued in connection with the IAC/InterActiveCorp financing, were exercised for consideration of CAD$123,562.

16.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – January 1, 2008	$6,433
Employee stock option expense	648
Fair value of stock options exercised	(53)
Share surrender and cancellation (i)	587
Contributed surplus – December 31, 2008	7,615
Employee stock option expense	683
Contributed surplus – December 31, 2009	$8,298

(i)	On June 11, 2008, a shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation (Note 14).

17.	OPERATING EXPENSES

Operating expenses are comprised of:

	2009	2008	2007
Office expenses, travel and personnel	$1,318	$1,407	$1,280
Professional fees	889	1,024	1,073
Insurance, bad debts and governance	587	577	598
	$2,794	$3,008	$2,951

18.	IMPAIRMENT OF LONG-LIVED ASSETS

In December 2008, the Corporation recorded an Impairment of long-lived assets amount related to the following assets:

	2009	2008	2007

Internal use software and technology (Note 9)	$-	$258	$-

MilePoint contracts and customer list (Note 9)	-	414	-
Patents (Note 9)	-	584	-
	$-	$1,256	$-

19.	EARNINGS (LOSS) PER SHARE

A reconciliation of the number of shares used in the earnings per share calculations is as follows:

	2009	2008	2007
Weighted average number of shares outstanding per basic earnings per share calculation	149,820,940	136,636,629	118,307,829
Effect of dilutive instruments outstanding	-	1,153,896	31,010,843
Weighted average number of shares outstanding per diluted earnings per share calculation	149,820,940	137,790,525	149,318,672

a)	Basic earnings (loss) per share

Earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the year.

b)	Diluted earnings (loss) per share

Diluted (loss) per share represents what the net income (loss) per share would be if instruments convertible into common shares had been converted at the beginning of the period.

Convertible Preferred Shares

In determining diluted earnings per share, net income available to common shareholders is increased by the amount of interest accrued on the convertible preferred shares as this interest expense would not have been incurred if the shares had been converted at the beginning of the period. Similarly, the average number of common shares outstanding is increased by the number of shares that would have been issued had the conversion taken place at the beginning of the period.

Employee Stock Options

In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased if using the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Stock options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

In 2009, 2008 and 2007 the diluted earnings (loss) per share is equal to the basic earnings (loss) per share as the effect of conversions, options and warrants was anti- dilutive.

20.	STATEMENT OF CASH FLOWS

	a)	Changes in non cash balances related to operations are as follows:

	2009	2008	2007
Increase in security deposits	$(213)	$(688)	$(270)
(Increase) decrease in funds receivable from payment processors	(789)	61	(1,395)
Decrease (increase) in accounts receivable	541	906	(955)
Decrease (increase) in deferred costs	170	39	(985)
Decrease in prepaids and sundry assets	789	219	310
Increase in other assets	(199)	(752)	-
(Decrease) increase in accounts payable and accrued liabilities	(130)	(271)	303
(Decrease) increase in deferred revenue	(436)	(670)	708
Increase (decrease) in payable to loyalty program partners	4,248	(4,783)	8,413
	$3,981	$(5,939)	$6,129

b)	Interest and taxes

Interest of $15 (2008 – $2; 2007 – $4) was paid during the year. In addition to this, the Corporation paid capital taxes of $23 (2008 – $48; 2007 – $41) in the year. Interest revenue of $68 (2008 – $947; 2007 – $648) was received during the year.

c)	Cash and cash equivalents consists of cash and term deposits. There were no term deposits as at December 31, 2009 and 2008.

21.	CAPITAL DISCLOSURES

The Corporation defines its capital as follows:

(i)	Shareholders' equity;
(ii)	Cash and cash equivalents and short-term investments.

The amounts included in the Corporation's capital are as follows:

	2009	2008
Shareholders' equity	$12,931	$12,184
Cash and short term investments	$27,216	$23,646

The Corporation's financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics. The Corporation's financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation's needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements.

The Corporation does not have any externally imposed capital compliance requirements. There were no changes in the Corporation's approach to capital management during the period.

22.	FINANCIAL INSTRUMENTS

Determination of fair value

The fair values of short-term financial assets and liabilities, including cash, short-term investments, security deposits, interest receivable and accounts payable and accrued liabilities, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

Fair value hierarchy

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

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents (Note 20(c))	$23,914	$-	$-	$23,914
	$23,914	$-	$-	$23,914

Credit risk

The Corporation's term deposits and short-term investments held as collateral subject the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short-term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation's customers are loyalty program operators. The Corporation usually provides various loyalty currency services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation's exposure to bad debts is not significant.

As at December 31, the aging of accounts receivable is as follows:

	2009	2008
Current	$1,269	$2,062
Past due 31–60 days	367	163
Past due 61–90 days	127	105
Past due over 90 days	152	181
Trade accounts receivable	1,915	2,511
Less: allowance for doubtful accounts	(8)	(63)
	$1,907	$2,448

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2009	2008
Balance, beginning of year	$63	$74
Provision for doubtful accounts	8	27
Bad debts written off, net of recoveries, and other	(63)	(38)
Balance, end of year	$8	$63

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

Liquidity risk

Liquidity risk is the risk that the Corporation may not have cash available to satisfy financial liabilities as they come due. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2009:

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year to	3 years
	Amount		year	3 years	to 5
					years
Accounts payable and accrued liabilities	$3,087	$3,087	$3,087	$-	$-
Payable to loyalty program partners	30,215	30,215	30,215	-	-
Operating leases	-	4,742	665	1,270	2,807
Principal revenue	-	125,449	27,947	62,489	35,013
	$33,302	$163,493	$61,914	$63,759	$37,820

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to support these financial liabilities.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar. The Corporation currently does not use financial instruments to hedge these risks.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange ("FX") gain of translating certain non-US dollar balance sheet accounts, a strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to an FX gain. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation's loss and other comprehensive loss by $96 (2008 – $672).

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of December 31, 2009	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.9532	1.5928	1.4333	0.9636
Financial assets (in thousands of dollars)
Cash and cash equivalents	$23,914	588	1,418	1,844	42
Funds receivable from payment processor	5,855	1	506	691	6
Short-term investments	3,302	841	-	-	-
Security deposits	2,463	-	40	151	1
Accounts receivable	1,907	54	316	16	-
	$37,441	1,484	2,280	2,702	49
Financial liabilities
Accounts payable and accrued liabilities	$3,087	1,537	210	17	-
Payable to loyalty program partners	30,215	-	1875	2,211	25
	$33,302	1,537	2,085	2,228	25

Revenues earned from the Corporation's partners stationed in Canada are contracted in Canadian dollars. The Corporation receives these payments in Canadian dollars and uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

23.	INCOME TAXES

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:

	2009	2008	2007
Income tax recovery at statutory rate 33.0% (2008 – 33.5%)	$(92)	$(1,191)	$(2,448)
Increase (decrease) in taxes resulting from:
Lower effective income tax rates in foreign jurisdictions	12	44	-
Lower effective income tax rate on future taxes	505	44	-
Tax cost of non-deductible items	240	907	10
Change in foreign exchange rates	100	-	-
Recognition of tax benefit on loss carry-forwards	-	(232)	1,521
Change in valuation allowance	(1,164)	478	917
Other	55	(50)	-
Total income taxes	$(344)	$-	$-

The Corporation has non capital losses carry forward for income tax purposes in the amount of approximately $ 25,267. The losses may be used to reduce future years' taxable income and expire approximately as follows:

			Jurisdictions
	Total USD		United	United
		Canada	Kingdom	States
2010	$3,640	$3,640	$-	$-
2011	5,492	5,492	-	-
2015	5,663	5,663	-	-
2022 – 2029	8,243	5,968	-	2,275
No expiry	2,229	-	2,229	-
Total	$25,267	$20,763	$2,229	$2,275

The nature and tax effects of the items that give rise to significant portions of the future income tax assets are as follows:

	2009	2008

Losses carried forward	$8,417	$8,787
Property and equipment	$2,828	3,146
Share issue costs	140	310
Reserves	86	48
	11,471	12,291
Valuation allowance	(10,526)	(11,690)
Net future income tax asset	$945	$601

The Corporation has capital losses of $5,356 (2008 – $1,706) which can be carried forward indefinitely and are not included as part of the future tax asset.

24.	COMMITMENTS AND CONTINGENCIES

	Total	2010	2011	2012	2013	2014+
Operating lease(1)	$4,742	665	645	625	628	2,179
Principal revenue(2)	125,449	27,947	31,972	30,517	16,712	18,301
	$130,191	28,612	32,617	31,142	17,340	20,480

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

In addition, the Corporation is involved in a legal proceeding incidental to the normal course of business. The Corporation is of the view that although the outcome of such litigation cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Corporation's consolidated financial position or results of operations.

25.	SEGMENTED INFORMATION

a)	Reportable segments

The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry in each of 2009, 2008 and 2007 whose operating results were regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available.

b)	Enterprise wide disclosures Geographic information

$67,873 (2008 – $73,299; 2007 – $29,060), representing 85% (2008 – 97%; 2007 – 96%) of the Corporation's revenue, was generated in the United States, $105 (2008 – $397; 2007 – $265), representing 1%, was generated in Canada and the remaining revenue was generated outside North America.

At December 31, 2009 and 2008, substantially all of the Corporation's assets were in Canada.

26.	MAJOR CUSTOMERS

For the year ended December 31, 2009, there were three customers who individually represented more than 10% of the Corporation's total revenue. In aggregate these three customers represented 81% (two customers in 2008 represented 78%; three customers in 2007 represented 75%) of the Corporation's total revenue. In addition, 16% of the Corporation's amount payable to loyalty program partners is due to these three customers (three customers in 2008 represented 64%).

27.	RESTRUCTURING CHARGES

In 2009, the Corporation undertook a restructuring of its operating expenses in anticipation of expected efficiencies it will achieve from its new technology platform. Under the restructuring, the Corporation reduced the number of full-time equivalents by approximately 20%, which included both employees and contractors. Accordingly, the Corporation incurred restructuring charges of $332 composed of employee severance and benefit arrangements. The Corporation paid $178 in severance costs during the year ended December 31, 2009. Included in accrued liabilities is the unpaid amount related to severance of $154 which will be fully paid at the end of the third quarter of 2010.

28.	US GAAP RECONCILIATION

The significant differences between Canadian GAAP and US GAAP, and their effect on the consolidated financial statements of the Corporation, are described below.

The following table reconciles net income (loss) as reported in the accompanying consolidated statements of operations to net income (loss) that would have been reported had the financial statements been prepared in accordance with US GAAP:

	2009	2008	2007
Net income (loss) in accordance with Canadian GAAP	$64	$(3,555)	$(4,136)
Internal use software development costs amortization	-	25	92
Net income (loss) in accordance with US GAAP	$64	$(3,530)	$(4,044)

Basic earnings (loss) per share	$0.00	$(0.03)	$(0.04)
Diluted earnings (loss) per share	$0.00	$(0.03)	$(0.04)

The cumulative effect of these adjustments on shareholders' equity is as follows:

	2009	2008
Shareholders' equity in accordance with Canadian GAAP	$12,931	$12,184
Internal use software development costs	-	(834)
Internal use software development costs amortization	-	834
Shareholders' equity in accordance with US GAAP	$12,931	$12,184

The cumulative effect of these adjustments on the reported assets is as follows:

	2009	2008
Assets in accordance with Canadian GAAP	$47,143	$42,714
Internal use software development costs	-	(834)
Internal use software development costs amortization	-	834
Assets in accordance with US GAAP	$47,143	$49,714

There is no difference in the cash flows as reported in the consolidated statements of cash flows under US GAAP.

Codification of authoritative accounting principles

In July 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards CodificationTM (“ASC”) as the single source of authoritative US GAAP (other than guidance issued by the US Securities and Exchange Commission), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. This guidance was effective for interim and annual periods ending after September 15, 2009. Since that time, only one level of authoritative US GAAP exists. All other literature is considered non-authoritative. This guidance did not have an effect on the Corporation's financial position, or results of operations, however, references to specific accounting standards have been changed to refer to the appropriate section of the ASC.

Internal use software development costs

In 2008, Canadian GAAP allowed the capitalization and amortization of internal use software development costs incurred, subject to there being reasonable assurance that future benefits will be realized. Under US GAAP, ASC Topic 350 “Intangibles – Goodwill and Other” which replaces Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” provides specific guidance on when capitalization may commence, and what direct costs may be capitalized. Effective January 1, 2009, the Corporation adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and aligned with the US GAAP guidance on the capitalization and amortization of internal use software development costs.

Business combinations

The FASB issued ASC Topic 805 “Business Combinations” which replaces FAS 141(R), “Business Combinations” and significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Corporation adopted ASC Topic 805 effective January 1, 2009 and based on the Corporation's assessment, the adoption of ASC Topic 805 did not have an impact on the Corporation's financial statements for purposes of the reconciliation of Canadian GAAP to US GAAP.

Accounting for uncertainty in income taxes

The Corporation adopted ASC Topic 740-10, formerly Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). This clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” (“FAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740-10 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Corporation's assessment, the application of ASC Topic 740-10 did not have a significant impact on the Corporation's financial statements for purposes of the reconciliation of Canadian GAAP to US GAAP.

Financial instruments

The FASB issued ASC Topic 825 “Financial Instruments” which replaced FAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FAS 115.” This guidance permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. ASC Topic 825 became effective for the Corporation commencing with the year ended December 31, 2008. The Corporation has elected not to adopt the fair value measurement provisions of this Topic.

Subsequent events

In May 2009, the FASB issued guidance now incorporated in ASC Topic 855, “Subsequent Events” (ASC Topic 855) formerly statement of Financial Accounting Standards No. 165, (“Subsequent Events”). The standard is effective for interim or annual periods ending after June 15, 2009 and establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of this standard did not have a material impact on the Corporation's financial statements.

Change in functional and reporting currency

The US GAAP reconciliation has been restated to give effect to the change in functional and reporting currency effective January 1, 2008, the date the Corporation changed its functional and reporting currency to the US dollar. Financial statements for periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method, based on the recommendations of EIC–130 of the CICA Handbook. Under this method, assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet date, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. There is no difference with US GAAP with respect to the change in functional and reporting currency.

Impact of Accounting Pronouncements Not Yet Adopted

Variable interest entities

In June 2009, the FASB issued a revised accounting standard to improve financial reporting by enterprises involved with variable interest entities. The standard replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and: (i) the obligation to absorb losses of the entity; or (ii) the right to receive benefits from the entity. The standards are effective as of the beginning of the first annual reporting period that begins after November 15, 2009 and shall be applied prospectively. This guidance will be effective for the Corporation beginning in fiscal 2010. The Corporation presently does not expect this guidance to have an effect on its financial statements.

ITEM 18.       FINANCIAL STATEMENTS

The Corporation has elected to file financial statements under Item 17.

ITEM 19.       EXHIBITS

     Exhibits and Exhibit Index. The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit
No.	Description

1.1*	Articles of incorporation of Points International Ltd.

1.2*	By-laws of Points International Ltd.

8.1*	List of subsidiaries

12.1	Rule 13a-14(a) certifications

13.1	Rule 13a-14(b) certifications

* Incorporated by reference to the Exhibits filed with the Corporation's Annual Report on Form 20-F filed June 30, 2009.

_____________________

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POINTS INTERNATIONAL LTD.

Toronto, Canada	By:	/s/ Robert MacLean
May 14, 2010		Name Robert MacLean
Title: Chief Executive Officer