Form 40-F
period 2010-12-31
POINTS INTERNATIONAL LTD
filed 2011-03-15
CIK 1204413

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number 001-35078

POINTS INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter)

Canada	7389	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

171 John Street, 5th Floor
Toronto, Ontario, Canada
M5T 1X3
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eight Avenue
New York, NY 10011
(212) 894-8400
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Shares, no par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

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

The Registrant had 149,860,939 Common Shares outstanding as at December 31, 2010

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ____.          82- ____.          No  X .

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  X .                No ____.

Indicate by check mark whether the registrant has submitted electronically and posted on its web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was registered to submit and post such files).

Yes ____.                No ____.

CERTIFICATIONS

See Exhibits 99.4 and 99.5 to this Form 40-F for the certifications required under Rules 13a-14(a) and Rule 13a-14(b).

DISCLOSURE CONTROLS AND PROCEDURES
AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The conclusion of the Registrant’s Chief Executive Officer and Chief Financial Officer regarding the effectiveness of the Registrant’s disclosure controls and procedures is included in Management’s Discussion and Analysis under the heading “Disclosure Controls and Procedures” and is filed herewith as Exhibit 99.3 and incorporated herein by reference.

Management’s annual report on internal control over financial reporting is included in Management’s Discussion and Analysis under the heading “Management’s Report on Internal Control Over Financial Reporting” and is filed herewith as Exhibit 99.3 and incorporated herein by reference.

Disclosure regarding any change in the Registrant’s internal control over financial reporting is included in Management’s Discussion and Analysis under the heading “Changes in Internal Control Over Financial Reporting” and is filed herewith as Exhibit 99.3 and incorporated herein by reference.

The report of Deloitte & Touche LLP with respect to the Registrant’s internal control over financial reporting is included with the 2010 Audited Consolidated Financial Statements filed herewith as Exhibit 99.2 and incorporated herein by reference.

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Registrant has determined that Mr. Douglas Carty is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F). The Board of Directors has also determined that Mr. Carty is "independent," as this term is defined in the listing standards of the NASDAQ Capital Market.

CODE OF ETHICS

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its employees (including its principal executive officer, principal financial officer and controller). The code of ethics is available at the Registrant’s website at www.pointsinternational.com and is available in print to any shareholder upon written request to the Secretary of the Registrant at the address listed on the first page of this Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate audit fees, audit related fees, tax fees and other fees (as those terms are defined in Form 40-F) billed by the Registrant’s external auditor, Deloitte & Touche LLP in each of the last two fiscal years is disclosed in the Registrant’s 2010 Annual Information Form under the heading “Audit Committee – External Auditor Service Fees” and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

The Registrant’s audit committee has not established any pre-approval policies or procedures within the meaning of paragraph (c)(7)(i)(B) of Rule 2-01 of Regulation S-X. All audit and non-audit services are approved by the Corporation’s audit committee where required.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements required to be disclosed in this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant's contractual obligations as of December 31, 2010 are disclosed in the notes to the 2010 Audited Consolidated Financial Statements and in Management’s Discussion and Analysis for the fiscal year ended December 31, 2010 under the heading “Liquidity and Capital Resources – Contractual Obligations and Commitments”, each of which are filed herewith as Exhibits 99.2 and 99.3 respectively and incorporated herein by reference.

IDENTIFICATION OF AUDIT COMMITTEE

The Registrant has a separately standing audit committee established in accordance with 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of this filing are: Mr. Douglas Carty (Chair), Mr. Bernay Box and Mr. John Thompson.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NASDAQ STOCK MARKET

The Registrant is exempt from NASDAQ Listing Rule 4350(f), which requires a quorum of no less than 33-1/3% of the outstanding shares of common stock at any meeting of the holders of common stock. Following Canadian practice, a quorum for meetings of the holders of the Registrant's common stock is no less than 15% of the total number of the issued shares of the Corporation entitled to vote at the meeting.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

March 15, 2011

POINTS INTERNATIONAL LTD.

By:	/s/ Robert MacLean
Name:	Robert MacLean
Title:	Chief Executive Officer

EXHIBITS

Number	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2010.
99.2	Audited Consolidated Financial Statements for the year ended December 31, 2010.
99.3	Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2010.
99.4	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(a).
99.5	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(b).
99.6	Consent of Deloitte & Touche LLP