Form 40-F
period 2011-12-31
POINTS INTERNATIONAL LTD
filed 2012-03-07
CIK 1204413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X]      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number 0-51509

POINTS INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter)

Canada	7389	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

171 John Street, 5th Floor
Toronto, Ontario, Canada
M5T 1X3
(416) 595-0000
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eight Avenue
New York, NY 10011
(212) 894-8400
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares, no par value	Name of exchange on which registered NASDAQ Capital Market

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

The Registrant had 15,071,838 Common Shares outstanding as at December 31, 2011

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ]. 82- ____.	No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X].	No [ ] .

Indicate by check mark whether the registrant has submitted electronically and posted on its web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was registered to submit and post such files).

Yes [ ].	No [ ] .

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

The report of KPMG LLP with respect to the Registrant’s internal control over financial reporting is included with the 2011 Audited Consolidated Financial Statements filed herewith as Exhibit 99.2 and incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate audit fees, audit related fees, tax fees and other fees (as those terms are defined in Form 40-F) billed by the Registrant’s external auditor in each of the last two fiscal years is disclosed in the Registrant’s 2011 Annual Information Form under the heading “Audit Committee – External Auditor Service Fees” and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

A description of the audit committee’s pre-approval policies and procedures is disclosed in the Registrant’s 2011 Annual Information Form under the heading “Audit Committee – Audit Committee Pre-Approval Policies and Procedures” and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements required to be disclosed in this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant's contractual obligations as of December 31, 2011 are disclosed in the notes to the 2011 Audited Consolidated Financial Statements and in Management’s Discussion and Analysis for the fiscal year ended December 31, 2011 under the heading “Liquidity and Capital Resources – Contractual Obligations and Commitments”, each of which are filed herewith as Exhibits 99.2 and 99.3 respectively and incorporated herein by reference.

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

March 7, 2012

POINTS INTERNATIONAL LTD.

By: /s/ Robert MacLean
Name:	Robert MacLean
Title:	Chief Executive Officer

EXHIBITS

Number	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2011.

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2011.

99.3	Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2011.

99.4	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(a).

99.5	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(b).

99.6	Consent of KPMG LLP