Form 40-F
period 2013-12-31
POINTS INTERNATIONAL LTD
filed 2014-03-07
CIK 1204413

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number 0-51509

POINTS INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter)

Canada	7389	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 15,359,903 Common Shares outstanding as at December 31, 2013 Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [  ]   82- ____________.                                    No [X] .

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

Yes [   ]                                                                       No  [   ]

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

The report of KPMG LLP with respect to the Registrant’s internal control over financial reporting is included with the 2013 Audited Consolidated Financial Statements filed herewith as Exhibit 99.2 and incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate audit fees, audit related fees, tax fees and other fees (as those terms are defined in Form 40-F) billed by the Registrant’s external auditor in each of the last two fiscal years is disclosed in the Registrant’s 2013 Annual Information Form under the heading “Audit Committee – External Auditor Service Fees” and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

A description of the audit committee’s pre-approval policies and procedures is disclosed in the Registrant’s 2013 Annual Information Form under the heading “Audit Committee – Audit Committee Pre-Approval Policies and Procedures” and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements required to be disclosed in this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant's contractual obligations as of December 31, 2013 are disclosed in the notes to the 2013 Audited Consolidated Financial Statements and in Management’s Discussion and Analysis for the fiscal year ended December 31, 2013 under the heading “Liquidity and Capital Resources – Contractual Obligations and Commitments”, each of which are filed herewith as Exhibits 99.2 and 99.3 respectively and incorporated herein by reference.

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

March 5, 2014

POINTS INTERNATIONAL LTD.

By:    /s/ Robert MacLean
         Name: Robert MacLean
         Title: Chief Executive Officer

EXHIBITS

Number	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2013.

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2013.

99.3	Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2013.

99.4	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(a).

99.5	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(b).

99.6	Consent of KPMG LLP