Form 40-F/A
period 2013-12-31
POINTS INTERNATIONAL LTD
filed 2014-03-13
CIK 1204413

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A
 (Amendment No. 1)

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

Yes [   ]                                                                       No  [   ]

EXPLANATORY NOTE

Points International Limited is filing this Amendment No. 1 on Form 40-F/A (this “Amendment”) to our Annual Report on Form 40-F for the fiscal year ended December 31, 2013 (the “Original Filing”), filed with the United States Securities and Exchange Commission on March 5, 2014.

We are filing this Amendment for the sole purpose of filing exhibit 99.4, the Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(a), and exhibit 99.5, the Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(b), which were inadvertently omitted from the Original Filing.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was filed.

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

March 12, 2014

POINTS INTERNATIONAL LTD.

By:    /s/ Robert MacLean
         Name: Robert MacLean
         Title: Chief Executive Officer

EXHIBITS

Number	Document

99.1*	Annual Information Form of the Registrant for the fiscal year ended December 31, 2013.

99.2*	Audited Consolidated Financial Statements for the year ended December 31, 2013.

99.3*	Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2013.

99.4	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(a).

99.5	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(b).

99.6*	Consent of KPMG LLP

* Previously filed