Form 40-F/A
period 2014-12-31
POINTS INTERNATIONAL LTD
filed 2015-03-27
CIK 1204413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

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

Yes [   ]      82- _________      No [X].

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

Yes [    ]              No [   ]

EXPLANATORY NOTE

The Registrant is filing this Amendment No. 1 (this "Amendment") to its Annual Report on Form 40-F for the fiscal year ended December 31, 2014 (the "Original Filing"), filed with the United States Securities and Exchange Commission on March 4, 2015.

The Registrant is filing this Amendment for the sole purpose of adding disclosure regarding its reliance on exemptions from certain NASDAQ corporate governance standards. See "Disclosure Pursuant to the Requirements of the NASDAQ Stock Market".

Other than as expressly set forth herein, this Amendment does not, and does not purport to, update or restate the information in the Original Filing or reflect and events that have occurred after the Original Filing was filed.

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

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NASDAQ STOCK MARKET

As a foreign private issuer under the Exchange Act, the Registrant is permitted under NASDAQ Rule 5615(a)(3) to follow its home country practice in lieu of certain NASDAQ corporate governance standards. In order to claim such exemption, the Registrant must disclose the NASDAQ corporate governance standards that it does not follow and describe the home country practice that it follows in lieu of such standards. A description of the significant ways in which the Registrant's governance practices differ from those followed by domestic companies follows:

  Rule 5620(c) of the NASDAQ Rules requires a quorum of no less than 33-1/3% of the outstanding shares of common stock at any meeting of the holders of common stock. Following Canadian practice, a quorum for meetings of the holders of the Registrant's common stock is no less than 15% of the total number of the issued shares of the Corporation entitled to vote at the meeting.

  Rule 5605(d)(1) of the NASDAQ Marketplace Rules requires that each listed company adopt a formal written compensation committee charter that specifies, among other things, the compensation committee's responsibilities and authority, as set forth in Listing Rule 5605(d)(3). The Registrant has adopted a formal written mandate setting out the duties and responsibilities of its Human Resources and Corporate Governance Committee (the "HRCGC"). Among other things, such mandate includes recommending for approval by the board the compensation of the chief executive officer, but not of all other executive officers. However, as a matter of practice the HRCGC recommends for approval by the board the compensation of all executive officers. The mandate also does not specify that the chief executive officer may not be present during voting or deliberations on his or her compensation, although, as a matter of practice, the HRCGC does not permit the chief executive officer to be present during such voting or deliberations. In addition, such mandate does not specify the specific compensation committee responsibilities and authority set forth in Rule 5605(d)(3). The Registrant's practices with regard to these requirements are permitted by Canadian law.

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

March 26, 2015

POINTS INTERNATIONAL LTD.

By:	/s/ Robert MacLean
Name: Robert MacLean
Title: Chief Executive Officer

EXHIBITS

Number	Document

99.1*	Annual Information Form of the Registrant for the fiscal year ended December 31, 2014.

99.2*	Audited Consolidated Financial Statements for the year ended December 31, 2014.

99.3*	Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2014.

99.4	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(a).

99.5	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(b).

99.6*	Consent of KPMG LLP

* Previously filed.