Form 40-F
period 2016-12-31
POINTS INTERNATIONAL LTD
filed 2017-03-09
CIK 1204413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40–F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

Commission File Number 0-51509

POINTS INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

7389
(Primary Standard Industrial Classification Code Number)

Not Applicable
(I.R.S. Employer Identification Number)

111 Richmond Street West, Suite 700
Toronto, Ontario, Canada M5H 2G4
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,878,674 as of December 31, 2016.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this Form 40-F that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of KPMG LLP with respect to the Registrant’s internal control over financial reporting is included with the Audited Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2016 filed herewith as Exhibit 99.2 and incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Registrant has determined that Mr. Douglas Carty is (i) an audit committee financial expert (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and (ii) independent (as such term is defined in the rules of the NASDAQ Capital Market).

CODE OF ETHICS

The Registrant has adopted a code of ethics (as such term is defined in paragraph 9 of General Instruction B to Form 40-F) that applies to its employees, including its principal executive officer, principal financial officer and controller. The code of ethics is available at the Registrant’s website at www.points.com and is available in print to any shareholder upon written request to the Secretary of the Registrant at the address listed on the first page of this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate audit fees, audit-related fees, tax fees and all other fees (as such terms are defined in paragraph 10 of General Instruction B to Form 40-F) billed by the Registrant’s external auditor in each of the last two fiscal years is disclosed in the Registrant’s 2016 Annual Information Form under the heading “Audit Committee – External Auditor Service Fees” and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

PRE-APPROVAL POLICIES AND PROCEDURES

A description of the audit committee’s pre-approval policies and procedures is disclosed in the Registrant’s 2016 Annual Information Form under the heading “Audit Committee – Audit Committee Pre-Approval Policies and Procedures” and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements (as such term is defined in paragraph 11 of General Instruction B to Form 40-F) required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant’s contractual obligations as of December 31, 2016 are disclosed in the notes to the 2016 Audited Consolidated Financial Statements and in Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 under the heading “Liquidity and Capital Resources – Contractual Obligations and Commitments”, each of which are filed herewith as Exhibits 99.2 and 99.3 respectively and incorporated herein by reference.

IDENTIFICATION OF AUDIT COMMITTEE

The Registrant has a separately standing audit committee established in accordance with 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of this filing are: Mr. Douglas Carty (Chair), Mr. David Adams, Mr. Bernay Box and Mr. John Thompson.

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

  Rule 5605(d)(1) of the NASDAQ Marketplace Rules requires that each listed company adopt a formal written compensation committee charter that specifies, among other things, the compensation committee’s responsibilities and authority, as set forth in Listing Rule 5605(d)(3). The Registrant has adopted a formal written mandate setting out the duties and responsibilities of its Human Resources and Corporate Governance Committee (the “HRCGC”). Among other things, such mandate includes recommending for approval by the board the compensation of the chief executive officer, but not of all other executive officers. However, as a matter of practice the HRCGC recommends for approval by the board the compensation of all executive officers. The mandate also does not specify that the chief executive officer may not be present during voting or deliberations on his or her compensation, although, as a matter of practice, the HRCGC does not permit the chief executive officer to be present during such voting or deliberations. In addition, such mandate does not specify the specific compensation committee responsibilities and authority set forth in Rule 5605(d)(3). The Registrant’s practices with regard to these requirements are permitted by Canadian law.

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
Name: Robert MacLean
Title: Chief Executive Officer
Date: March 8, 2017

EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 40-F:

Number	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2016

99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016

99.3	Management’s Discussion and Analysis for the fourth fiscal quarter and fiscal year ended December 31, 2016

99.4	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(a)

99.5	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(b)

99.6	Consent of KPMG LLP