Form 40-F
period 2017-12-31
POINTS INTERNATIONAL LTD
filed 2018-03-09
CIK 1204413

Davies Draft: March 2, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40–F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,561,450 as of December 31, 2017.

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
Yes [X]        No [   ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.[   ]

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting
Standards Board to its Accounting Standards Codification after April 5, 2012.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of KPMG LLP with respect to the Registrant’s internal control over financial reporting is included with the Audited Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2017 filed herewith as Exhibit 99.2 and incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate audit fees, audit-related fees, tax fees and all other fees (as such terms are defined in paragraph 10 of General Instruction B to Form 40-F) billed by the Registrant’s external auditor in each of the last two fiscal years is disclosed in the Registrant’s 2017 Annual Information Form under the heading “Audit Committee – External Auditor Service Fees” and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

PRE-APPROVAL POLICIES AND PROCEDURES

A description of the audit committee’s pre-approval policies and procedures is disclosed in the Registrant’s 2017 Annual Information Form under the heading “Audit Committee – Audit Committee Pre-Approval Policies and Procedures” and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements (as such term is defined in paragraph 11 of General Instruction B to Form 40-F) required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant’s contractual obligations as of December 31, 2017 are disclosed in the notes to the 2017 Audited Consolidated Financial Statements and in Management’s Discussion and Analysis for the fiscal year ended December 31, 2017 under the heading “Liquidity and Capital Resources – Contractual Obligations and Commitments”, each of which are filed herewith as Exhibits 99.2 and 99.3 respectively and incorporated herein by reference.

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

POINTS INTERNATIONAL LTD.

By:	/s/ Robert MacLean
	Name:	Robert MacLean
	Title:	Chief Executive Officer
	Date:	March 8, 2018

EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 40-F:

Number	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2017

99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017

99.3	Management’s Discussion and Analysis for the fourth fiscal quarter and fiscal year ended December 31, 2017

99.4	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(a)

99.5	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(b)

99.6	Consent of KPMG LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase