Form 40-F
period 2020-12-31
POINTS INTERNATIONAL LTD
filed 2021-03-03
CIK 1204413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020	Commission File Number 0-51509

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
28 Liberty Street
New York, NY 10015
Tel. (212) 894-8940
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,227,407 as of December 31, 2020.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                            ☐

†  The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                                    ☒

CERTIFICATIONS

See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F (this "Form 40-F").

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. As at December 31, 2020, an evaluation was carried out under the supervision of the Registrant's management of the effectiveness of the Registrant's disclosure controls and procedures, as defined in the applicable Canadian and United States securities laws.  The conclusion of the Registrant's Chief Executive Officer and Chief Financial Officer regarding the effectiveness of the Registrant's disclosure controls and procedures is included in Management's Discussion and Analysis under the heading "Disclosure Controls and Procedures" and is filed herewith as Exhibit 99.3 and incorporated herein by reference.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of KPMG LLP with respect to the Registrant's internal control over financial reporting is included with the Audited Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2020 filed herewith as Exhibit 99.2 and incorporated herein by reference.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant's management regularly reviews its system of internal control over financial reporting and makes changes to the Registrant's processes and systems to improve controls and increase efficiency, while ensuring that the Registrant maintains an effective internal control environment.

During the fiscal year ended December 31, 2020, there have been no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Registrant has determined that Ms. Leontine van Leeuwen-Atkins is (i) an audit committee financial expert (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and (ii) independent (as such term is defined in the rules of the NASDAQ Capital Market).

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

During the fiscal year ended December 31, 2020, the Registrant has not granted a waiver or implicit waiver from a provision of its Code of Business Conduct & Ethics to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP served as the Registrant's independent public accountant for the fiscal years ended December 31, 2019 and 2020. The aggregate audit fees, audit-related fees, tax fees and all other fees (as such terms are defined in paragraph 10 of General Instruction B to Form 40-F) billed by the Registrant's external auditor in each of the last two fiscal years is disclosed in the Registrant's 2020 Annual Information Form under the heading "Audit Committee - External Auditor Service Fees (By Category)" and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

PRE-APPROVAL POLICIES AND PROCEDURES

A description of the audit committee's pre-approval policies and procedures is disclosed in the Registrant's 2020 Annual Information Form under the heading "Audit Committee - Audit Committee Pre-Approval Policies and Procedures" and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements (as such term is defined in paragraph 11 of General Instruction B to Form 40-F) required to be disclosed in this Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant's contractual obligations as of December 31, 2020 are disclosed in the notes to the 2020 Audited Consolidated Financial Statements and in Management's Discussion and Analysis for the fiscal year ended December 31, 2020 under the heading "Liquidity and Capital Resources - Contractual Obligations and Commitments", each of which are filed herewith as Exhibits 99.2 and 99.3 respectively and incorporated herein by reference.

IDENTIFICATION OF AUDIT COMMITTEE

The Registrant has a separately standing audit committee established in accordance with 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act").  The members of the audit committee as of the date of this filing are: Ms. Leontine van Leeuwen-Atkins (Chair), Mr. David Adams, Mr. John Thompson and Ms. Jane Skoblo.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report.  Neither the Registrant nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

POINTS INTERNATIONAL LTD.

By:	/s/ Robert MacLean
Name: Robert MacLean
Title: Chief Executive Officer
Date: March 3, 2021

EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 40-F:

Number	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2020

99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2020

99.3	Management's Discussion and Analysis for the fourth fiscal quarter and fiscal year ended December 31, 2020

99.4	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(a)

99.5	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(b)

99.6	Consent of KPMG LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase