Form 40-F
period 2021-12-31
POINTS.COM INC.
filed 2022-03-10
CIK 1204413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2021	Commission File Number 001-35078

POINTS.COM INC.

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 14,942,792 Common Shares as of December 31, 2021.

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

Yes ☑ No ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

CERTIFICATIONS

See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F (this "Form 40-F").

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. As at December 31, 2021, an evaluation was carried out under the supervision of the Registrant's management of the effectiveness of the Registrant's disclosure controls and procedures, as defined in the applicable Canadian and United States securities laws. The conclusion of the Registrant's Chief Executive Officer and Chief Financial Officer regarding the effectiveness of the Registrant's disclosure controls and procedures is included in Management's Discussion and Analysis under the heading "Disclosure Controls and Procedures" and is filed herewith as Exhibit 99.3 and incorporated herein by reference.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of KPMG LLP with respect to the Registrant's internal control over financial reporting is included with the Audited Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2021 filed herewith as Exhibit 99.2 and incorporated herein by reference.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant's management regularly reviews its system of internal control over financial reporting and makes changes to the Registrant's processes and systems to improve controls and increase efficiency, while ensuring that the Registrant maintains an effective internal control environment.

During the fiscal year ended December 31, 2021, there have been no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

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

During the fiscal year ended December 31, 2021, the Registrant has not granted a waiver or implicit waiver from a provision of its Code of Business Conduct & Ethics to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85, served as the Registrant's independent public accountant for the fiscal years ended December 31, 2020 and 2021. The aggregate audit fees, audit-related fees, tax fees and all other fees (as such terms are defined in paragraph 10 of General Instruction B to Form 40-F) billed by the Registrant's external auditor in each of the last two fiscal years is disclosed in the Registrant's 2021 Annual Information Form under the heading "Audit Committee - External Auditor Service Fees (By Category)" and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

PRE-APPROVAL POLICIES AND PROCEDURES

A description of the audit committee's pre-approval policies and procedures is disclosed in the Registrant's 2021 Annual Information Form under the heading "Audit Committee - Audit Committee Pre-Approval Policies and Procedures" and is filed herewith as Exhibit 99.1 and incorporated herein by reference.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant's contractual obligations as of December 31, 2021 are disclosed in the notes to the 2021 Audited Consolidated Financial Statements and in Management's Discussion and Analysis for the fiscal year ended December 31, 2021 under the heading "Liquidity and Capital Resources - Contractual Obligations and Commitments", each of which are filed herewith as Exhibits 99.2 and 99.3 respectively and incorporated herein by reference.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Registrant nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2021.

BOARD DIVERSITY MATRIX

The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by NASDAQ Rule 5606.

Board Diversity Matrix (As of March 9, 2022)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

POINTS.COM INC.

By:	/s/ Robert MacLean
Name: Robert MacLean
Title: Chief Executive Officer
Date: March 9, 2022

EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 40-F:

Number	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2021

99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021

99.3	Management’s Discussion and Analysis for the fourth fiscal quarter and fiscal year ended December 31, 2021

99.4	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(a)

99.5	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(b)

99.6	Consent of KPMG LLP

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)