Form 40-F/A
period 2021-12-31
POINTS.COM INC.
filed 2022-03-15
CIK 1204413

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

EXPLANATORY NOTE

Points.com Inc. (the “Registrant”) is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2021, which was filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2022 (the “Original Annual Report”), solely for the purpose of correcting an inadvertent typographical error in the Audited Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2021 filed as Exhibit 99.2 to the Original Annual Report (the “Original Financial Statements”).

The error in the Original Financial Statements being corrected by this Amendment No. 1 is changing the number of Restricted Share Units (“RSUs”) of the Registrant outstanding as at December 31, 2021, which was referenced in the Original Financial Statements, from 526,191 RSUs to 486,947 RSUs.  For this purpose, corrected Audited Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2021 are being filed as Exhibit 99.2 to this Amendment No. 1.

Other than the correction of the error in the Original Financial Statements described above, no other changes have been made to the Original Annual Report and this Amendment No. 1 does not, and does not purport to, update, amend, restate or modify the information, statements or disclosures in the Original Annual Report, or otherwise update the Original Annual Report for any events that have occurred after the Original Annual Report was filed with the Commission.  Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

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
Name: Robert MacLean
Title: Chief Executive Officer
Date: March 15, 2022

EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 40-F:

Number	Document

99.1*	Annual Information Form of the Registrant for the fiscal year ended December 31, 2021

99.2**	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021

99.3*	Management’s Discussion and Analysis for the fourth fiscal quarter and fiscal year ended December 31, 2021

99.4**	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(a)

99.5**	Chief Executive Officer and Chief Financial Officer certifications required by Rule 13a-14(b)

99.6**	Consent of KPMG LLP

101.INS**	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed.

** Filed herewith.